INOVA TECHNOLOGY
233 WILSHIRE BLVD., SUITE 400
SANTA MONICA, CA 90401

Linda van Doorn
US Securities and Exchange Commission
Washington, DC 20549

Re: File 0-27397

November 7, 2008

Ms. Van Doorn,

This is in response to your letter of October 23, 2008.

Attached are the restatements that reflect the change to compensation expense for management fees and the Web’s Biggest transaction and your other requested formatting changes.

1.	10-KSB for April 30, 2007
Attached is the filing with the necessary changes

2.	10-KSB for April 30, 2008
Attached is the filing with the necessary changes

3.	Forms 10-QSB
Attached are the filings with the necessary changes

As discussed with Jorge Bonilla we would also like the receipt of this correspondence to permit the review and approval of the pending proxy by your legal division.

Please note our new fax number of 419-828-6827

Regards,

Bob Bates, CFO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended July 31, 2006
☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
For the transition period from _______________________ to _____________

Commission file number      000-27397

EDGETECH SERVICES INC.

(Exact name of small business issuer in its charter)

Nevada	98-0204280

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
89146	2980 S. Rainbow Blvd. #220H Las Vegas, NV 89146

(Postal Code)	(Address of principal executive offices)

(Issuer's telephone number) (310)  857 - 6666

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

On July 31, 2006, the number of shares outstanding of the issuer’s common stock was 70,288,450

Transitional Small Business Disclosure Format (Check one): Yes ☐;    No ☒

Edgetech Services Inc.

Form 10-QSB

PART I
Item 1.	Financial Statements
Item 2	Management's Discussion and Analysis or Plan of Operations
Item 3.	Controls and Procedures
PART II
Item 1.	Legal Proceedings
Item 2.	Changes in Securities
Item 3.	Defaults Upon Senior Securities
Item 4.	Submission of Matters to a Vote of Security Holders
Item 5.	Other Information
Item 6.	Exhibits and Reports on Form 8-K

PART I

Item 1 Financial Statements

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2006
(Unaudited)- RESTATED

	As Previously	Management
	Reported	Fee	Restated	31-Jul-05

Revenues	$599,960		$599,960	674,275

Cost of revenues	(83,875)		$(83,875)	(3,150)
Operating expenses	(169,427)	(45,000)	$(214,427)	(225,455)

Operating loss	346,658	(45,000)	301,658	445,670

Other income (expense):
Loss on exchange of business assets
Interest income	76		$76	4,113
Interest expense			$-

Income (loss) from continuing operations	346,734	(45,000)	301,734	449,783

Loss from discontinuing operations

Net income (loss)	$346,734	$(45,000)	$301,734	449,783

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$-	$0.00	-
From discontinued operations	$-	$-	$-	-
Total	$0.00	$-	$0.00	0

Weighted average common shares	703,983,450		703,983,450	680,644,608

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2006
(Unaudited)-Restated

	As Previously
	Reported	Restated	7/05

CASH FLOWS OPERATING ACTIVITIES
Net loss	346,734	$301,734	456,083
Add: income (loss) from discontinued operations

Loss from continuing operations	346,734	301,734

Additional shares issued for conversion of debt
Depreciation and amortization expense			389
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		-
Decrease (increase) in accounts receivable	(303,193)	(303,193)	(498,955)
Increase (decrease) in deferred income	(27,851)	(27,851)	(5,631)
Increase (decrease) in accrued expense	1,804	1,804	984,943
Increase (decrease) in inventory		-
Decrease (increase) in other current assets		-	(7,621)

Net cash provided by (used in) operating activities	17,494	(27,506)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-
Purchase of treasury stock		-
Purchase of Right-Tag		-
Purchase of fixed assets		-	(24,801)

Net cash provided by (used in) investing activities - continuing operations	-	-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		-
Proceeds from APIC		45,000
Translation adjustment	1,233	1,233

Net cash provided by (used in) financing activities - continuing operations	1,233	46,233	(1,256,822)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	18,727	18,727

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	18,727	18,727	(352,415)

CASH AT BEGINNING OF PERIOD	379,600	379,600	819,229

CASH AT END OF PERIOD	$398,327	$398,327	466,814

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
JULY 31, 2006

DEFINITIONS
Edgetech Services Inc., a Nevada Corporation, herein referred to as “Edgetech”
Edgetech Services Inc., an Ontario Canada Company

1. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of a normal and recurring nature considered necessary for a fair presentation have been included.

The results for the periods presented are not necessarily indicative of the results for the full year and should be read in conjunction with the audited consolidated financial statements for the year ended April, 2006 included in our Annual report on Form 10K, filed on August 15, 2006. Certain reclassifications were made to conform to the current period presentation.

2.  HISTORY AND ORGANIZATION OF THE COMPANY
Edgetech Services Inc. (“Edgetech”) was incorporated under the laws of Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, and then to Edgetech Services Inc. Edgetech was is in the business of providing information technology (“IT”) security consulting services, and during fiscal 2004, began to sell security hardware. Edgetech operated from offices in Toronto, Canada.

On June 1, 2005, the Registrant entered into an agreement with the shareholders of Web’s Biggest, Inc., (a California Corporation), Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, an Iowa Limited Liability Corporation  (collectively, “Web’s Biggest”) which would result in the Registrant issuing 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of the Registrant. This transaction has been recorded as a recapitalization of Edgetech Services, Inc. In substance the merger with Web’s Biggest is considered to be a capital transaction rather than a business combination. Consequently the transaction is considered to be a reverse takeover and the accounting treatment will be as if Web’s Biggest, Inc acquired Edgetech Services, Inc. Accordingly, these financial statements are the historical financial statements of Web’s Biggest, Inc.

Each convertible preferred share is convertible into 25.3533 common shares of the Registrant with all the rights and privileges of the equivalent number of common shares prior and post conversion.

When completed, this transaction resulted in a change of control of the Registrant and the pre merger shareholders of the registrant owning approximately 10% of the newly combined entity.

For further information about this recapitalization, refer to the Form 8-K filed with the Securities and Exchange Commission on June 2, 2005.Audited financial statements of Web’s Biggest for fiscal years 2003, 2004, and 2005 were also filed in this Form 8-K.
Following the acquisition of Web’s Biggest, Inc. by Edgetech, the Web’s Biggest, Inc. shareholders became the controlling shareholders of Edgetech. As a result, the financial information provided for the 2006 fiscal year for the purpose of comparison with the 2005 fiscal year only includes financial information relating to Edgetech Services, Inc. from June 30 2005.

Prior to the merger Edgetech had an IT hardware reseller business and an IT consulting business (both headquartered in an office on Toronto). At the time of the merger Web’s Biggest, Inc. invested $250,000 into the two IT businesses that existed in Edgetech prior to the merger. These funds were invested in an attempt to assist this business to remain viable and avoid closure due to unsustainable losses. While this investment enabled the business to pay some creditors the management of this business unit was unable to restructure this business into a viable business and the $250,000 invested by Web’s Biggest could not be recovered. As a result, the new management of Edgetech chose not invest additional funds into this business and decided to close the Toronto office, close the IT hardware reseller business and restructure and maintain the IT consulting business. The Company is negotiating settlements with various creditors of the closed IT hardware reseller business. The continuing IT consulting business is now profitable.

In a duly organized meeting of the Board of Directors of the Company on Wednesday, November 23, 2005, Mr. Xavier Roy resigned as Chairman, President, CEO and Director of the Company. Adam Radly, formerly the General Manager of Web’s Biggest, was appointed Director, CEO and President.  Paul Aunger has been appointed Director, Secretary and Treasurer. Mr. Radly and Mr. Aunger hold all Director and Officer positions of the Company and all of its subsidiaries. Mr. Roy no longer holds any Director or Officer positions of the Company or any of its subsidiaries.

On June 1, 2005, Edgetech Services, Inc. acquired all of the outstanding common stock of Web's Biggest, Inc.  For accounting purposes, the acquisition has been treated as a recapitalization of Web's Biggest with Web's Biggest as the acquirer (a reverse acquisition).  The historical financial statements prior to June 1, 2005, are those of Web's Biggest.  Pro forma information giving effect to the acquisition, as if the acquisition took place May 1, 2005 (the beginning of Edgetech’s fiscal year), is set forth below.

a) Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of July 31, 2006. The restatement corrects for errors made in the financial statements related to management fees and goodwill from the Web’s Biggest transaction.

3.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by Edgetech are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of Edgetech Services Inc., a Nevada Corporation and its wholly-owned subsidiaries.  Significant inter-company transactions have been eliminated upon consolidation.  These companies include “Edgetech Services Inc., an Ontario Canada company”, “Edgetech Services LLC, an Iowa company”, “Web’s Biggest Inc., a California corporation”, and “Directories LLC, an Iowa limited liability company.”

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates. Estimates are used when accounting for items and matters such as allowance for uncollectible accounts receivable, inventory obsolescence, and amortization.

Foreign currency translation

Edgetech has operations in a Canadian subsidiary whose functional currency is the Canadian dollar. These consolidated financial statements are stated in United States dollars. Assets and liabilities denominated in Canadian dollars are translated to United States dollars using the exchange rate in effect at the date of the financial statements. Revenue and expenses are translated to United States dollars using the average rate of exchange for the respective period.

Exchange gains and losses arising from this translation are excluded from the determination of income and are reported as a foreign currency translation adjustment in stockholders' equity included under “comprehensive gain/loss”.

Cash

Our cash is composed for free cash and restricted cash as follows:

Free Cash	$244,174

Restricted Cash	$154,153

Total Cash	$398,327

Accounts receivable

Trade and other accounts receivable are carried at face value less any allowance for doubtful accounts and provisions considered necessary. Accounts receivable primarily includes trade receivables from customers and Goods and Services Tax receivable in Canada.  Edgetech estimates doubtful accounts on an item-to-item basis and includes over aged accounts as part of allowance for doubtful accounts, which are generally accounts that are ninety-days overdue.  The allowance for bad debt expense was increased by $35,000 for the period ending July 31, 2006.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation.  For Edgetech Services, an Ontario Canada Company, depreciation is recorded annually on a declining balance basis at the following annual rates:

Office equipment and furniture	20%
Computer equipment	30%

For Web’s Biggest Inc. and subsidiaries, depreciation is recorded annually on a straight-line basis.

Impairment of long-lived assets

Long-lived assets and certain identifiable recorded intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell. At July 31, 2006 and 2005, Edgetech does not have any long-lived assets reported on its consolidated balance sheets.

Revenue recognition

Edgetech Services Inc., an Ontario Canada Company, has two sources of revenues: IT consulting services and sales of hardware.  Edgetech recognizes revenue when it is realized or realizable and earned.  Edgetech considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the client, the sales price is fixed or determinable, and ability to collect is reasonably assured.   Revenues from IT consulting services only fluctuate from the original arrangements when the customer requires additional services.  Revenues from hardware sales is recognized when the product is shipped to the client and when there are no unfulfilled Company obligations that affect the client’s final acceptance of the arrangement. Edgetech does not have any multiple-element arrangements.

Web’s Biggest Inc. recognizes product revenue at the time it is earned.  The company collects from its customers on a quarterly basis and enters this into the Deferred Sales account.  This revenue is then accounted for monthly as the deferred income account is debited.

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
July 31, 2006

3.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Net income per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the periods.  Diluted income per share is computed using the weighted average number of common shares and potentially dilutive common stock equivalents, including convertible preferred stock outstanding during the period.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

4.   DUE TO/FROM RELATED PARTIES

Jul 31, 2006

Due from entity associated with the President and CEO	$73,259
Due to entities associated with related parties.	184,323

EDGETECH SERVICES INC. and SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

July 31, 2006

5.  CAPITAL STOCK
Common stock
Holders of common stock are entitled to one vote for each share held.  There are no restrictions that limit Edgetech’s ability to pay dividends on its common stock.  Web’s Biggest (accounting parent) has made distributions since being formed, while Edgetech has not paid dividends since incorporation.  Edgetech’s common stock has no par value.  However, for reporting purposes, Edgetech has assigned a per share amount of $0.001 to common stock.

During the quarter covered by this report, Edgetech did not repurchase any shares of its common stock.

6.   INCOME TAX
Most of the company’s profits are derived from one foreign subsidiary which is not required to pay taxes on profits.  In the event that funds accumulated in the foreign subsidiary are repatriated to the United States, the corporation would be required to pay income tax on the repatriated funds. The subsidiary, Edgetech Services (an Ontario company) has no tax liability due to the fact that it has net operating losses.

7.  RELATED PARTY TRANSACTIONS
Occasionally the company uses the services of a company associated with one of the officers of the Company to assist in processing credit card transactions. The officers do not profit from these transactions.

8.  CONTINGENCIES

During October 2005 Edgetech began a restructuring of the Edgetech Services Canadian IT operation, and the Canadian offices were closed. The Canadian IT operations are being managed from the Edgetech offices in Santa Monica while Edgetech continued the restructuring of the IT operations. During the restructuring, the Canadian IT consultants continue to service the Edgetech Canada contracts and are being paid by Edgetech. The lease payments on the Canadian offices and office equipment have been accrued through July 31, 2006 while management negotiates settlements with lessors and  creditors.

9. CONCENTRATIONS

The IT consulting business has certain customer concentrations. 100% of revenue for the IT consulting business is generated from two Canadian based customers. There is no material customer concentration in the revenue generated by Web’s Biggest.

Item 2. Management Discussion and Analysis
The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JULY 31, 2006

Net revenues decreased from $674,275 in the three-month period ending July 31, 2005 to $620,795 for the three-month period ending July 31, 2006.  This decline is due primarily to the loss of the revenue that had been generated from the Edgetech IT hardware reseller business. However, the Company closed down the IT hardware reseller business in September 2005 due to its persistent losses.

Selling, general and administrative expenses were reduced from $224,787 for the three months ending July 31, 2005 to $180,163 for the same period in 2006 due to the cost reduction program implemented after the merger between Edgetech and Web’s Biggest. Total expenses decreased from $225,455 for the three months ending July 31, 2005 to $214,427 for the same period in 2006. Many of the reductions in expenses resulted from the closure of our Toronto office in September 2005. The Toronto office housed our IT hardware reseller business. All employees at the Toronto office were terminated at this time. We decide to close the Toronto office due to a persistent lack of profitability. The Company is negotiating settlements with various creditors of the closed IT hardware reseller business.

Net income decreased from $449,783 for the three months ending July 31, 2005 to $301,734 for the same period in 2006. The decrease in profit is due to the additional expenses involved in managing Edgetech that did not exist prior to the merger with Web’s Biggest. Overall, Management is pleased with the Company’s results since the Web’s Biggest merger. Management has closed and restructured certain business units that were generating losses and terminated the Company’s previous management. Since the merger, the Company’s new management has reported five consecutive quarters of profitability.

LIQUIDITY AND CAPITAL RESOURCES
Our operating activities for the three months ended July 31, 2006, generated adequate cash to meet our operating needs.  As of July 31, 2006, we had cash and cash equivalents totaling $398,327, and accounts receivable of $849,959.

As at July 31, 2006 the Company had total current assets of $1,321,545 and current liabilities of $869,646 representing an excess of current assets over current liabilities of $451,899.

Management believes existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position and/or finance acquisitions, and the sale of additional equity securities could result in additional dilution to our stockholders.

Our current management team, composed of Adam Radly and Paul Aunger, have elected not to be paid any salaries or fees since the Web’s Biggest merger in order to preserve the Company’s cash reserves and maximize the Company’s profitability. However, Messrs. Radly and Aunger may elect to receive salaries or fees in the future.

Item 3. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Our management evaluated the disclosure controls and procedures of the Company, and found them to be operating efficiently and effectively to ensure that information required to be disclosed by our Company under the general rules and regulations promulgated under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported for the period covered by this report. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our Company is accumulated and communicated to the management of our Company, including its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(b)  Changes in internal controls

There were no unusual or material changes in internal controls that we can detect for the period covered by this report other than those that are a result of the change in control of Edgetech. This change of control resulted in a change in management, a dismissal of the previous officers, and the replacement of personnel.  The new officers of the company have implemented enhanced  policies and procedures  since the merger with Web’s Biggest, Inc.

PART II

Item 1. Legal Proceedings.

Edgetech Services Inc. is currently a party to two legal proceedings.

Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claim in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kims entered into upon the termination of the Kims’ employment with the Company. The Company’s Canadian subsidiary was only recently served with this lawsuit. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

However, following an investigation into the Kims’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kims wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believes that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believes that the Ontario court in which the Kims filed their lawsuit does not have jurisdiction to hear the case. As a result, the Company believes that it has several strong defenses to the Kims’ lawsuit.

Nonetheless, in order to reduce the uncertainty and expense of prolonged litigation, the Company is currently negotiating a possible settlement with the Kims.

The other legal proceeding in which the Company is engaged involves Mr. Charles Roy (the son of our former CEO, Xavier Roy). At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed a consulting agreement that committed the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.

In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleges that the Company breached the consulting agreement by not paying him the amounts contained in the agreement and seeks monetary damages of $90,000. The Company is vigorously defending itself against the lawsuit and is challenging the circumstances under which Mr. Charles Roy’s consulting agreement was executed. The lawsuit is currently in the discovery phase and is set for trial in April 2007.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Other Information

Management of the Company believes that the Company should grow through acquisitions. As a result, Management is currently assessing various acquisition candidates in the Internet and information technology industry. However, there is no assurance that the Company will be able to successfully negotiate an acquisition with another company or raise sufficient capital to fund the acquisition. Even if such an acquisition is negotiated, the final result will depend on due diligence, financing, and regulatory and shareholder approvals, none of which are assured. In the event that the Company chooses to raise capital to fund an acquisition, the issue of new stock may significantly dilute shareholders. Shareholders and potential investors are therefore cautioned to rely only on Edgetech’s current financial condition and business operations without regard to the possibility of an acquisition.

Restatements

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was $236,917 resulting in goodwill of $2,227,991. Therefore the net assets and equity will be increased by this amount.

Also, there were management fees of $15,000 per month from May, 2006 through July, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Item 6. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGETECH SERVICES INC.

By:   /s/ Adam Radly

Adam Radly, President & CEO

Date: September 14, 2006

By:   /s/ Paul Aunger

Paul Aunger, Treasurer -

Date: September 14, 2006

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.   I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: September 14, 2006	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Paul Aunger, Chief Financial Officer, certify that:

1.   I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: September 14, 2006	/s/ Paul Aunger
TREASURER

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended July 31, 2006, as filed with the Securities and

Exchange  Commission  on  the date hereof (the "Report" ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350,

that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly
Adam Radly
Chief Executive Officer
September 14, 2006

Exhibit 32.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended July 31, 2006, as filed with the Securities and

Exchange  Commission  on  the date hereof (the "Report" ), I, Paul Aunger, TREASURER of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul Aunger
Paul Aunger
TREASURER
September 14, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended October 31 , 2006
☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the transition period from _______________________ to _____________

Commission file number      000-27397

EDGETECH SERVICES INC.
(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

89146	2980 S. Rainbow Blvd. #220H Las Vegas, NV 89146
(Postal Code)	(Address of principal executive offices)

(Issuer's telephone number) (310)  857 - 666

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

On October 31, 2006, the number of shares outstanding of the issuer’s common stock was 70,288,450

Transitional Small Business Disclosure Format (Check one): Yes ☐;   No ☒

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 6 months ended October 31, 2006
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	10/31/05

Revenues	$1,082,381		$1,082,381	1,463,679

Cost of revenues	(204,798)		$(204,798)	(294,572)
Operating expenses	(367,279)	(90,000)	$(457,279)	(367,908)

Operating loss	510,304	(90,000)	420,304	801,199

Other income (expense):
Loss on exchange of business assets
Interest income	217		$217	5,658
Interest expense			$-	(67,236)

Income (loss) from continuing operations	510,521	(90,000)	420,521	739,621

Loss from discontinuing operations

Net income (loss)	$510,521	$(90,000)	$420,521	739,621

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$(0.00)	$0.00	0
From discontinued operations	$-	$-	$-	0
Total	$0.00	$(0.00)	$0.00	0

Weighted average common shares	703,983,450	703,983,450	703,983,450	680,644,608

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended October 31, 2006
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	10/31/2005

Revenues	$482,421		$482,421	789,404

Cost of revenues	(120,923)		$(120,923)	(297,722)
Operating expenses	(197,852)	(45,000)	$(242,852)	(142,453)

Operating loss	163,646	(45,000)	118,646	349,229

Other income (expense):
Loss on exchange of business assets
Interest income	141		$141	1,545
Interest expense			$-	(67,236)

Income (loss) from continuing operations	163,787	(45,000)	118,787	283,538

Loss from discontinuing operations

Net income (loss)	$163,787	$(45,000)	$118,787

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$(0.00)	$0.00	-
From discontinued operations	$-	$-	$-	-
Total	$0.00	$(0.00)	$0.00	0

Weighted average common shares	703,983,450	703,983,450	703,983,450	680,644,608

Consolidated Statements of Cash Flows
For the 3 months ended October 31, 2006
(Unaudited)-Restated

	As Previously
	Reported	Restated	10/31/2005

CASH FLOWS OPERATING ACTIVITIES
Net loss	510,520	$420,521	733,321
Add: income (loss) from discontinued operations

Loss from continuing operations	510,520	420,521

Additional shares issued for conversion of debt
Depreciation and amortization expense			826
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		-	(204,386)
Decrease (increase) in accounts receivable	272,386	272,386	(189,405)
Increase (decrease) in deferred income	(22,987)	(22,987)	160,076
Increase (decrease) in accrued expense	(132,499)	(132,499)
Increase (decrease) in inventory		-
Decrease (increase) in prepaid expense and other current assets	9,000	9,000	8,313

Net cash provided by (used in) operating activities - continuing operations	636,420	546,421

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-
Purchase of treasury stock		-
Purchase of Right-Tag		-
Purchase of fixed assets		-

Net cash provided by (used in) investing activities - continuing operations	-	-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		-	(64,253)
Proceeds from APIC		90,000
Translation adjustment	(2,190)	(2,190)

Net cash provided by (used in) financing activities - continuing operations	(2,190)	87,810

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	634,230	634,231	444,492

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	634,230	634,231

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367

CASH AT END OF PERIOD	$1,013,830	$1,013,831	459,859

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
OCTOBER 31, 2006

DEFINITIONS
Edgetech Services Inc., a Nevada Corporation, herein referred to as “Edgetech”
Edgetech Services Inc., an Ontario Canada Company

1. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of a normal and recurring nature considered necessary for a fair presentation have been included.

The results for the periods presented are not necessarily indicative of the results for the full year and should be read in conjunction with the audited consolidated financial statements for the year ended April 30, 2006 included in our Annual report on Form 10K, filed on August 15, 2006.

2.  HISTORY AND ORGANIZATION OF THE COMPANY
Edgetech Services Inc. (“Edgetech”) was incorporated under the laws of Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, and then to Edgetech Services Inc. Edgetech was is in the business of providing information technology (“IT”) security consulting services, and during fiscal 2004, began to sell security hardware. Edgetech operated from offices in Toronto, Canada. Edgetech is no longer selling security hardware.

On June 1, 2005, the Registrant entered into an agreement with the shareholders of Web’s Biggest, Inc., (a California Corporation), Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, an Iowa Limited Liability Corporation  (collectively, “Web’s Biggest”) which would result in the Registrant issuing 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of the Registrant. This transaction has been recorded as a recapitalization of Edgetech Services, Inc. In substance the merger with Web’s Biggest is considered to be a capital transaction rather than a business combination. Consequently the transaction is considered to be a reverse takeover and the accounting treatment will be as if Web’s Biggest, Inc acquired Edgetech Services, Inc. Accordingly, these financial statements are the historical financial statements of Web’s Biggest, Inc.

Each convertible preferred share is convertible into 25.3533 common shares of the Registrant with all the rights and privileges of the equivalent number of common shares prior and post conversion.

When completed, this transaction resulted in a change of control of the Registrant and the pre merger shareholders of the registrant owning approximately 10% of the newly combined entity.

For further information about this recapitalization, refer to the Form 8-K filed with the Securities and Exchange Commission on June 2, 2005.Audited financial statements of Web’s Biggest for fiscal years 2003, 2004, and 2005 were also filed in this Form 8-K.
Following the acquisition of Web’s Biggest, Inc. by Edgetech, the Web’s Biggest, Inc. shareholders became the controlling shareholders of Edgetech. As a result, the financial information provided for the 2006 fiscal year for the purpose of comparison with the 2005 fiscal year only includes financial information relating to Edgetech Services, Inc. from June 30 2005.

Prior to the merger Edgetech had an IT hardware reseller business and an IT consulting business (both headquartered in an office on Toronto). At the time of the merger Web’s Biggest, Inc. invested $250,000 into the two IT businesses that existed in Edgetech prior to the merger. These funds were invested in an attempt to assist this business to remain viable and avoid closure due to unsustainable losses. While this investment enabled the business to pay some creditors the management of this business unit was unable to restructure this business into a viable business and the $250,000 invested by Web’s Biggest could not be recovered. As a result, the new management of Edgetech chose not to invest additional funds into this business and decided to close the Toronto office, close the IT hardware reseller business and restructure and maintain the IT consulting business. The Company is negotiating settlements with various creditors of the closed IT hardware reseller business. The continuing IT consulting business is now profitable.

In a duly organized meeting of the Board of Directors of the Company on Wednesday, November 23, 2005, Mr. Xavier Roy resigned as Chairman, President, CEO and Director of the Company. Adam Radly, formerly the General Manager of Web’s Biggest, was appointed Director, CEO and President.  Paul Aunger has been appointed Director, Secretary and Treasurer. Mr. Radly and Mr. Aunger hold all Director and Officer positions of the Company and all of its subsidiaries. Mr. Roy no longer holds any Director or Officer positions of the Company or any of its subsidiaries.

On June 1, 2005, Edgetech Services, Inc. acquired all of the outstanding common stock of Web's Biggest, Inc.  For accounting purposes, the acquisition has been treated as a recapitalization of Web's Biggest with Web's Biggest as the acquirer (a reverse acquisition).

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of October 31, 2006. The restatement corrects for errors made in the financial statements related to management fees and goodwill from the Web’s Biggest transaction.

3.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by Edgetech are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of Edgetech Services Inc., a Nevada Corporation and its wholly-owned subsidiaries.  Significant inter-company transactions have been eliminated upon consolidation.  These companies include “Edgetech Services Inc., an Ontario, Canada company”, “Edgetech Services LLC, an Iowa company”, “Web’s Biggest Inc., a California corporation”, and “Directories LLC, an Iowa limited liability company.”

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates. Estimates are used when accounting for items and matters such as allowance for uncollectible accounts receivable, inventory obsolescence, and amortization.

Foreign currency translation

Edgetech has operations in a Canadian subsidiary whose functional currency is the Canadian dollar. These consolidated financial statements are stated in United States dollars. Assets and liabilities denominated in Canadian dollars are translated to United States dollars using the exchange rate in effect at the date of the financial statements. Revenue and expenses are translated to United States dollars using the average rate of exchange for the respective period.

Exchange gains and losses arising from this translation are excluded from the determination of income and are reported as a foreign currency translation adjustment in stockholders' equity included under “comprehensive gain/loss”.

Cash

Our cash is composed of free cash and restricted cash as follows:

Free Cash	$673,936
Restricted Cash	339,894
Total Cash	$1,013,830

Accounts receivable

Trade and other accounts receivable are carried at face value less any allowance for doubtful accounts and provisions considered necessary. Accounts receivable primarily includes trade receivables from customers for consulting services in Canada.  Edgetech estimates doubtful accounts on an item-to-item basis and includes over aged accounts as part of allowance for doubtful accounts, which are generally accounts that are ninety-days overdue.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation.  For Edgetech Services, an Ontario Canada Company, depreciation is recorded annually on a declining balance basis at the following annual rates:

Office equipment and furniture	20%
Computer equipment	30%

For Web’s Biggest Inc. and subsidiaries, depreciation is recorded annually on a straight-line basis.

Impairment of long-lived assets

Long-lived assets and certain identifiable recorded intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell. At October 31, 2006 and 2005, Edgetech does not have any long-lived assets reported on its consolidated balance sheets.

Revenue recognition

Edgetech Services Inc., an Ontario Canada Company, has one source of revenues: IT consulting services.  Edgetech recognizes revenue when it is realized or realizable and earned.  Edgetech considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the services have been provided to the client, the sales price is fixed or determinable, and ability to collect is reasonably assured.  Revenues from IT consulting services only fluctuate from the original arrangements when the customer requires additional services.  Revenues are recognized when there are no unfulfilled Company obligations that affect the client’s final acceptance of the arrangement. Edgetech does not have any multiple-element arrangements.

Web’s Biggest Inc. recognizes product revenue at the time it is earned.  The company collects from its customers on a quarterly basis and enters this into the Deferred Sales account.  This revenue is then accounted for monthly as the deferred income account is debited.

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2006

3.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Net income per share

Basic and diluted income per share is computed using the weighted average number of common shares outstanding during the periods. Because convertible preferred stock has voting rights, the basic and diluted shares are the same.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

4.   DUE TO/FROM RELATED PARTIES

Oct 31, 2006
Due from entity associated with the President and CEO	$53,935
Due to entities associated with related parties.	114,707

EDGETECH SERVICES INC. and SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

October 31, 2006

5.  CAPITAL STOCK
Common stock
Holders of common stock and convertible preferred stock are entitled to one vote for each share held or convertible.  There are no restrictions that limit Edgetech’s ability to pay dividends on its common stock.  Web’s Biggest (accounting parent) has made distributions since being formed, while Edgetech has not paid dividends since incorporation. No dividends were paid for the period end October 31, 2006.  Edgetech’s common stock has no par value. However, for reporting purposes, Edgetech has assigned a per share amount of $0.001 to common stock.

During the quarter covered by this report, Edgetech did not repurchase any shares of its common stock.

6.    INCOME TAX
Most of the company’s profits are derived from one foreign subsidiary which is not required to pay taxes on profits.  In the event that funds accumulated in the foreign subsidiary are repatriated to the United States, the corporation would be required to pay income tax on the repatriated funds. The subsidiary, Edgetech Services (an Ontario company) has no tax liability due to the fact that it has net operating losses.

7.  RELATED PARTY TRANSACTIONS
Occasionally the company uses the services of a company associated with one of the officers of the Company to assist in processing credit card transactions. The officers do not profit from these transactions.

8.  CONTINGENCIES

During October 2005 Edgetech began a restructuring of the Edgetech Services Canadian IT operation, and the Canadian offices were closed. The Canadian IT operations are being managed from the Edgetech offices in Santa Monica while Edgetech continued the restructuring of the IT operations. During the restructuring, the Canadian IT consultants continue to service the Edgetech Canada contracts and are being paid by Edgetech. The lease payments on the Canadian offices and office equipment have been accrued through October 31, 2006 while management negotiates settlements with lessors and creditors.

9. CONCENTRATIONS

The IT consulting business has certain customer concentrations. 90% of revenue for the IT consulting business is generated from two Canadian based customers. There is no material customer concentration in the revenue generated by Web’s Biggest.

10. LITIGATION

There are 2 alleged contract violations. Management does not believe these will materialize. However, management has accrued estimated legal fees for defending against these suits. See note below Part II, Section 1

SUBSEQUENT EVENT

Entry into a Material Definitive Agreement

On October 18, 2006, the Registrant entered into an agreement to sell Web’s Biggest Limited to Advisors LLC. The Board of Directors has approved the sale of 100% of the stock of Web’s Biggest Limited (“WB”) and all of its assets and subsidiaries to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. held by Advisors LLC. Advisors LLC is a company related to Mr. Paul Aunger, a director and officer of Edgetech. The shares received from the sale of WB represent approximately 90% of the voting stock of Edgetech on a fully diluted basis.

Each preferred share is convertible into 25.3533 common shares of the registrant with all the rights and privileges of the equivalent number of common shares.

On October 18, 2006 the Registrant entered into an agreement with the shareholders of Data Management, Inc. (“DM”, a Nevada corporation) to acquire DM. The Board of Directors has approved the acquisition of 100% of the stock of Data Management, Inc. (“DM”) in exchange for 25 million convertible preferred shares of Edgetech Services Inc. The convertible shares used to acquire DM represent approximately 90% of the voting stock of Edgetech on a fully diluted basis. The sellers of DM are entities associated with Mr Adam Radly and Mr Paul Aunger, both officers and directors of the Registrant.

Each preferred share shall be convertible into 25.3533 common shares of the registrant with all the rights and privileges of the equivalent number of common shares. Each share of convertible preferred stock carries voting power equivalent to 25.3533 common shares, without regard to whether the preferred shares have been converted.

Prior to the transactions described above the Registrant was controlled by Advisors LLC, an entity associated with Mr. Paul Aunger, an officer and director of the registrant. When the transactions described above are completed, this will result in a change of control of the Registrant and the controlling shareholder will be Southbase LLC, an entity associated with Mr. Adam Radly, an officer and director of the Registrant. Prior to these transactions, the unaffiliated shareholders of Edgetech owned approximately 10% of the Registrant and they will continue to own approximately 10% of the Registrant on a fully diluted basis after these transactions are completed.

No part of the consideration for the change of control is loan proceeds.  The new control group obtained no loans or pledges for the purpose of acquiring control.  The Board of Directors of the Registrant will not change as a result of the transactions described above. Upon completion of the transactions, Mr Adam Radly will be Chairman and CEO and a director of the Registrant and Mr Paul Aunger will be Secretary and Treasurer and a director of the Registrant.

Pursuant to Nevada law, the transactions described above do not require shareholder approval. Therefore, resolutions in the preliminary proxy filed on October 19, 2006 relating to this transaction and requiring shareholder approval have been removed from the proxy for 2006. An amended proxy was filed on December 1, 2006. These transactions have been approved by the Board of Directors and all agreements have been duly executed as at December 1, 2006.

The shareholder meeting of Edgetech that was held on October 28, 2006 included a resolution that provided the Board of Directors with authorization to increase the number of authorized shares of the Company to 3,000,000,000 and this resolution was approved by the shareholders. On December 4, 2006 the Board of Directors approved a board resolution to increase the number of authorized shares to 3,000,000,000.

Item 2.01 - Acquisition or Disposition of Assets

Disposition of assets

The Company currently has two business units - IT services and Internet search. There are no synergies between both businesses and the Company’s Board feels that more value would be created for shareholders if Edgetech could focus its business operations on one industry. This would ultimately involve selling one business unit. Although the Company had previously taken the view that the Internet search business was the preferred business to keep and that the IT services business would be sold, the Company’s Internet search business (WebsBiggest.com) has not demonstrated the growth rate that we anticipated over the previous twelve months. Revenue for the Internet search business fell during the year ending April, 2006. Net revenue for the Internet search business fell from $1.739 million for the year ending April, 2005 to $1.434 million for the year ending April, 2006.

The Board feels that more value will be created for the Company’s shareholders by selling the Internet search business and acquiring IT businesses that have synergies with the Company’s existing IT business and have potential for growth.

Under the terms of an acquisition agreement dated October 18, 2006, the Registrant has agreed to sell 100% of the stock of Web’s Biggest Limited (“WB”) and all of its assets and subsidiaries to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. Advisors LLC is a company related to  Mr. Paul Aunger, a Director and officer of Edgetech. The shares received from the sale of WB represent approximately 90% of the voting stock of Edgetech on a fully diluted basis.

Each preferred share is convertible into 25.3533 common shares of the registrant with all the rights and privileges of the equivalent number of common shares.

Acquisition of assets
Under the terms of an acquisition agreement dated October 18, 2006, the Registrant has agreed to acquire 100% of the stock of Data Management, Inc. (“DM”) in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. The convertible shares used to acquire DM represent approximately 90% of the voting stock of Edgetech on a fully diluted basis.

DM sells data management and storage products and services to large corporate and government customers.

Revenue for DM (on a pro forma basis) for the year ended December 2005 was approximately $5.2 million and net income was approximately $380,000. During 2005 revenue increased by 77% from revenue of approximately $2.9 million for the year ended December 2004 on a pro forma basis. Net income for 2004 was approximately $290,000. Pro forma figures are determined as if DM were a stand-alone company in fiscal years 2004 and 2005.

DM’s customers include the following:

Central Government
§	Federal Communications Commission
§	Securities and Exchange Commission
§	Department of Health and Human Services
§	Department of Justice
§	Department of Commerce/NOAA
§	National Institute of Health
§	Metropolitan Transit Authority

§	TSA (Transportation Security Administration)
§	USDA
§	US Geological Survey

Defense
§	US Air Force
§	US Navy
§	US Dept of Defense
§	Defense Communications Electronic Evaluation & Test Activity (Defense Ceeta)
§	Naval Medical Logistics Command
§	US Army Contracting Agency
§	Naval research laboratory
§	Naval Air Warfare Center
§	SPA War
§	US Air National Guard

Corporate
§	Computer Sciences Corporation
§	Boeing Information Services
§	Honeywell
§	Northrop Grumman
§	Bureau of National Affairs

The sellers of DM are companies associated with Mr. Adam Radly and Mr. Paul Aunger, officers and directors of Edgetech.

The sale of WB and the acquisition of DM are not dilutive to shareholders. The total number of shares issued in each class of stock will not change as a result of the sale of WB and the acquisition of DM.

Item 2. Management Discussion and Analysis

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2006

Net revenues decreased from $789,404 in the three-month period ending October 31, 2005 to $482,421 for the three-month period ending October 31, 2006.  This decline is due primarily to the loss of the revenue that had been generated from the Edgetech IT hardware reseller business. However, the Company closed down the IT hardware reseller business in September 2005 due to its persistent losses.

Selling, general and administrative expenses increased from $70,174 for the three months ending October 31, 2005 to $238,270 for the same period in 2006 due to the cost reduction program implemented after the merger between Edgetech and Web’s Biggest. Total expenses increased from $142,453 for the three months ending October 31, 2005 to $242,852 for the same period in 2006. This quarter there were some one-time intercompany and reconciliation issues causing additional expense, but in general expenses are lower. Many of the reductions in expenses resulted from the closure of our Toronto office in September 2005. The Toronto office housed our IT hardware reseller business. All employees at the Toronto office were terminated at this time. We decided to close the Toronto office due to a persistent lack of profitability. The Company is negotiating settlements with various creditors of the closed IT hardware reseller business.

Net income decreased from $283,538 for the three months ending October 31, 2005 to $118,787 for the same period in 2006. The decrease in profit is due to the additional expenses involved in managing Edgetech that did not exist prior to the merger with Web’s Biggest.  Overall, Management is pleased with the Company’s results since the Web’s Biggest merger. Management has closed and restructured certain business units that were generating losses and terminated the Company’s previous management. Since the merger, the Company’s new management has reported five consecutive quarters of profitability.

RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2006

Net revenues decreased from $1,463,679 in the six-month period ending October 31, 2005 to $1,082,381 for the six-month period ending October 31, 2006.

Selling, general and administrative expenses increased from $295,629 for the six months ending October 31, 2005 to $373,434 for the same period in 2006 due to the cost reduction program implemented after the merger between Edgetech and Web’s Biggest. Total expenses decreased from $367,908 for the six months ending October 31, 2005 to $457,279 for the same period in 2006.

Net income decreased from $733,321 for the six months ending October 31, 2005 to $420,521 for the same period in 2006.

LIQUIDITY AND CAPITAL RESOURCES
Our operating activities for the three months ended October 31, 2006, generated adequate cash to meet our operating needs.  As of October 31, 2006, we had cash and cash equivalents totaling $1,013,830, and accounts receivable of $274,380.

As at October 31, 2006 the Company had total current assets of $1,342,145 and current liabilities of $732,570 representing an excess of current assets over current liabilities of $609,575.

Management believes existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position and/or finance acquisitions, and the sale of additional equity securities could result in additional dilution to our stockholders.

Our current management team, composed of Adam Radly and Paul Aunger, have elected not to be paid any salaries or fees since the Web’s Biggest merger in order to preserve the Company’s cash reserves and maximize the Company’s profitability. However, Messrs. Radly and Aunger may elect to receive salaries or fees in the future.

Restatements

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was $236,917 resulting in goodwill of $2,227,991. Therefore the net assets and equity will be increased by this amount.

Also, there were management fees of $15,000 per month from August, 2006 through October, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Item 3. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Our management evaluated the disclosure controls and procedures of the Company, and found them to be operating efficiently and effectively to ensure that information required to be disclosed by our Company under the general rules and regulations promulgated under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported for the period covered by this report. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our Company is accumulated and communicated to the management of our Company, including its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(b)  Changes in internal controls

There were no unusual or material changes in internal controls that we can detect for the period covered by this report other than those that are a result of the change in control of Edgetech. This change of control resulted in a change in management, a dismissal of the previous officers, and the replacement of personnel.  The new officers of the company have implemented enhanced  policies and procedures  since the merger with Web’s Biggest, Inc.

PART II

Item 1. Legal Proceedings.

Edgetech Services Inc. is currently a party to two legal proceedings.

Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claim in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kims entered into upon the termination of the Kims’ employment with the Company. The Company’s Canadian subsidiary was only recently served with this lawsuit. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

However, following an investigation into the Kims’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kims wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believes that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believes that the Ontario court in which the Kims filed their lawsuit does not have jurisdiction to hear the case. As a result, the Company believes that it has several strong defenses to the Kims’ lawsuit.

Nonetheless, in order to reduce the uncertainty and expense of prolonged litigation, the Company is currently negotiating a possible settlement with the Kims.

The other legal proceeding in which the Company is engaged involves Mr. Charles Roy (the son of our former CEO, Xavier Roy). At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed a consulting agreement that committed the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.

In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleges that the Company breached the consulting agreement by not paying him the amounts contained in the agreement and seeks monetary damages of $90,000. The Company is vigorously defending itself against the lawsuit and is challenging the circumstances under which Mr. Charles Roy’s consulting agreement was executed. The lawsuit is currently in the discovery phase and is set for trial in April 2007.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Other Information

Management of the Company believes that the Company should grow through acquisitions. As a result, Management is currently assessing various acquisition candidates in the Internet and information technology industry. However, there is no assurance that the Company will be able to successfully negotiate an acquisition with another company or raise sufficient capital to fund the acquisition. Even if such an acquisition is negotiated, the final result will depend on due diligence, financing, and regulatory and shareholder approvals, none of which are assured. In the event that the Company chooses to raise capital to fund an acquisition, the issue of new stock may significantly dilute shareholders. Shareholders and potential investors are therefore cautioned to rely only on Edgetech’s current financial condition and business operations without regard to the possibility of an acquisition.

Item 6. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGETECH SERVICES INC.

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.   I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: December 15, 2006	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Paul Aunger, Chief Financial Officer, certify that:

1.   I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: December 15, 2006	/s/ Paul Aunger
TREASURER

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended October 31, 2006, as filed with the Securities and

Exchange  Commission  on  the date hereof (the "Report" ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350,

that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly
Adam Radly
Chief Executive Officer
December 15, 2006

Exhibit 32.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended October 31, 2006, as filed with the Securities and

Exchange  Commission  on  the date hereof (the "Report" ), I, Paul Aunger, TREASURER of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul Aunger
Paul Aunger
TREASURER
December 15, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended January 31, 2007
☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
For the transition period from ______________ to _____________
Commission file number 000-27397

EDGETECH SERVICES INC.
(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2980 S. Rainbow Blvd. #220H Las Vegas, NV 89146
(Address of principal executive offices)

89146	(310) 857-6666
(Postal Code)	(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

On January 31, 2007, the number of shares outstanding of the issuer’s common stock was 70,288,450

Transitional Small Business Disclosure Format (Check one):	Yes ☐	No ☒

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended January 31, 2007
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	1/31/06

Revenues	$490,643		$490,643	46,909

Cost of revenues	(473,055)		$(473,055)	(198,532)
Operating expenses	(169,095)	(15,000)	$(184,095)	(122,678)

Operating loss	(151,507)	(15,000)	(166,507)

Other income (expense):
Loss on exchange of business assets	(1,226,061)		$(1,226,061)
Interest income	119		$119
Interest expense	(20,609)		$(20,609)	(622)

Income (loss) from continuing operations	(1,398,058)	(15,000)	(1,413,058)	(274,923)

Loss from discontinuing operations	(38,124)		(38,124)	459,603

Net income (loss)	$(1,436,182)	$(15,000)	$(1,451,182)	184,680

Basic and diluted income (loss) per share:

From continuing operations	$(0.02)	$(0.00)	$(0.02)	(0.00)
From discontinued operations	$(0.00)	$-	$(0.00)	0.01
Total	$(0.02)	$(0.00)	$(0.02)	0

Weighted average common shares	70,288,450	70,288,450	70,288,450	70,288,450

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 9 months ended January 31, 2007
(Unaudited)-Restated

	As Previously	Management
	Reported	Fee	Restated	1/31/06

Revenues	$978,757		$978,757	482,043

Cost of revenues	(408,197)		$(408,197)	(629,375)
Operating expenses	(412,724)	(105,000)	$(517,724)	(328,856)

Operating loss	157,836	(105,000)	52,836	(476,188)

Other income (expense):
Loss on exchange of business assets	(1,226,061)		(1,226,061)
Interest income	336		$336
Interest expense	(20,609)		$(20,609)

Income (loss) from continuing operations	(1,088,498)	(105,000)	(1,193,498)	(476,188)

Loss from discontinuing operations	84,888		84,888	1,300,728

Net income (loss)	$(1,003,610)	$(105,000)	$(1,108,610)	824,540

Basic and diluted income (loss) per share:

From continuing operations	$(0.00)	$(0.00)	$(0.00)	(0.01)
From discontinued operations	$0.00	$-	$0.00	0.02
Total	$(0.00)	$(0.00)	$(0.00)	0.01

Weighted average common shares	703,983,450	703,983,450	703,983,450	70,288,450

Consolidated Statements of Cash Flows
For the 9 months ended January 31, 2007
(Unaudited)-Restated

	As Previously
	Reported	Restated	1/31/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,003,609)	$(1,108,610)	824,540
Add: income (loss) from discontinued operations	(84,888)	(84,888)	1,300,728

Loss from continuing operations	(1,088,497)	(1,193,498)	2,125,268

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	(212,201)	(212,201)	(25,607)
Decrease (increase) in accounts receivable	343,145	343,145
Increase (decrease) in deferred income	(157,622)	(157,622)
Increase (decrease) in accrued expense		-
Increase (decrease) in inventory		-
Decrease (increase) in prepaid expense and other current assets		-

Net cash provided by (used in) operating activities - continuing operations	(1,115,175)	(1,220,176)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable	73,259	73,259
Purchase of treasury stock		-
Purchase of Right-Tag		-
Purchase of fixed assets	(3,055)	(3,055)

Net cash provided by (used in) investing activities - continuing operations	70,204	70,204

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	678,254	678,254	(74,012)
Proceeds from APIC		105,000
Translation adjustment	(11,938)	(11,938)	629

Net cash provided by (used in) financing activities - continuing operations	666,316	771,316

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(378,655)	(378,656)	(575,178)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS			1,078,609

NET CHANGE IN CASH	(378,655)	(378,656)	503,431

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367

CASH AT END OF PERIOD	$945	$944	518,798

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
JANUARY 31, 2007

1. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of a normal and recurring nature considered necessary for a fair presentation have been included.

The results for the periods presented are not necessarily indicative of the results for the full year and should be read in conjunction with the audited consolidated financial statements for the year ended April 30, 2006 included in our Annual report on Form 10K, filed on August 15, 2006.

2.  HISTORY AND ORGANIZATION OF THE COMPANY

Edgetech Services Inc. (“Edgetech”) was incorporated under the laws of Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, and then to Edgetech Services Inc. Edgetech was is in the business of providing information technology (“IT”) security consulting services, and during fiscal 2004, began to sell security hardware. Edgetech operated from offices in Toronto, Canada. Edgetech is no longer selling security hardware as a result of a disposition of such operations as discussed elsewhere in these notes to the financial statements.

On June 1, 2005, Edgetech entered into an agreement with the shareholders of Web’s Biggest, Inc., (a California Corporation), Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, an Iowa Limited Liability Corporation  (collectively, “Web’s Biggest”) which resulted in Edgetech issuing 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of Edgetech. This transaction has been recorded as a recapitalization of Edgetech Services, Inc. In substance the merger with Web’s Biggest is considered to be a capital transaction rather than a business combination. Consequently the transaction was considered to be a reverse merger and the accounting treatment will be as if Web’s Biggest, Inc acquired Edgetech Services, Inc. Accordingly, these financial statements are the historical financial statements of Web’s Biggest, Inc.

Each convertible preferred share is convertible into 25.3533 common shares of the Registrant with all the rights and privileges of the equivalent number of common shares prior and post conversion.   The convertible preferred shares were converted into 70,288,450 of common shares during fiscal year ended April 30, 2006.

When completed, this transaction resulted in a change of control of Edgetech . After consummation of the merger,  Edgetech shareholders own approximately 10% of the newly combined entity.

On October 18, 2006, the Company entered into an agreement with the shareholders of Data Management, Inc., a Nevada corporation (“DM”) to acquire 100% of outstanding capital stock of DM in exchange for 25 million of the Company’s convertible preferred shares (“DM Transaction”). The convertible shares used to acquire DM represent approximately 90% of the voting stock of Edgetech on a fully diluted basis. DM is a business entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers and directors of the Company.

DM sells data management and storage products and services to large corporate and government customers.

Concurrently, the Company entered into an agreement to sell its wholly-owned subsidiary, Web’s Biggest Limited (“WB”), to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. held by Advisors LLC (“WB Transaction”).  Advisors LLC is a company owned by Mr. Paul Aunger, a director and officer of Edgetech and accordingly, the transaction is not considered an arm’s length transaction.

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
JANUARY 31, 2007

The 25 million convertible preferred shares given to with regards to the DM Transaction are the same 25 million convertible preferred shares received with regards to the WB Transaction.  Accordingly, these transactions are viewed as one homogeneous transaction and treated as an exchange of one business for another business, akin to a like-kind exchange of assets.  However, the historical cost basis (less accumulated depreciation and amortization) of the net assets acquired from DM was significantly less than the net assets from that of WB by approximately $1,226,000.  Accordingly, the difference of $1,226,000 in historical cost basis of these two businesses will be accounted for as a loss on exchange in business assets and recorded within the accompanying consolidated statements of operations.   Also, the sale of WB has been accounted for as discontinued operations, see Note 9 for additional discussions.

Prior to these transactions described above, the Company was controlled by Advisors LLC, an entity associated with Mr. Paul Aunger, an officer and director of the registrant. When the transactions described above are completed, this will result in a change of control of the Company and the controlling shareholder will be Southbase International Ltd., an entity owned by Mr. Adam Radly, an officer and director of the Company. Prior to these transactions, the unaffiliated shareholders of the Company owned approximately 10% of the Registrant and they will continue to own approximately 10% of the Company on a fully diluted basis after these transactions are completed.

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of April 30, 2006. The restatement corrects for errors made in the financial statements related to management fees.

3.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These consolidated financial statements include the accounts of Edgetech Services Inc., a Nevada Corporation and its wholly-owned subsidiaries.  Significant inter-company transactions have been eliminated upon consolidation.  These companies include “Edgetech Services Inc., an Ontario, Canada company”, “Edgetech Services LLC, an Iowa company”, Data Management and Web’s Biggest, Inc. (up through the date of disposition, October 18, 2006)”

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates. Estimates are used when accounting for items and matters such as allowance for uncollectible accounts receivable, inventory obsolescence, and amortization.

Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned.  Edgetech considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the services have been provided to the client, the sales price is fixed or determinable, and ability to collect is reasonably assured.   Revenues are recognized when there are no unfulfilled Company obligations that affect the client’s final acceptance of the arrangement.

Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

EDGETECH SERVICES INC. and SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
January 31, 2007

4. DUE TO/FROM RELATED PARTIES

Jan. 31,2007

Due to entity owned by the President and CEO (8% interest, unsecured,due 12/31/07)	$26,000
Due to related parties (10.25-11.25%, secured by company assets, minimum payments of $46,000 due quarterly) The related party is Directories, LLC which is a company owned by an Edgetech officer	775,724
801,724

5. CAPITAL STOCK

Common stock
Holders of common stock and convertible preferred stock are entitled to one vote for each share held or convertible.  There are no restrictions that limit Edgetech’s ability to pay dividends on its common stock.  Edgetech has not paid dividends since incorporation. No dividends were paid for the period end January 31, 2007. Edgetech’s common stock has no par value. However, for reporting purposes, Edgetech has assigned a per share amount of $0.001 to common stock.
During the quarter covered by this report, Edgetech did not repurchase any shares of its common stock.

6. INCOME TAX

Edgetech Services (an Ontario company) has no tax liability due to the fact that it has net operating losses.

7. RELATED PARTY TRANSACTIONS

Occasionally the company uses the services of a company associated with one of the officers of the Company to assist in processing credit card transactions. The officers do not profit from these transactions.  The DM/Web’s Biggest exchange (see company history above) is considered a related party transaction, since Advisors LLC and Southbase LLC are owned by Mr. Aunger and Mr. Radly.

8. CONTINGENCIES

During October 2005 Edgetech began a restructuring of the Edgetech Services Canadian IT operation, and the Canadian offices were closed. The Canadian IT operations are being managed from the Edgetech offices in Santa Monica while Edgetech continued the restructuring of the IT operations. During the restructuring, the Canadian IT consultants continue to service the Edgetech Canada contracts and are being paid by Edgetech. The lease payments on the Canadian offices and office equipment have been accrued through January 31, 2007 while management negotiates settlements with lessors and creditors.

9. DISCONTINUED OPERATIONS

As discussed in Note 2, Web’s Biggest, Inc, a consolidated subsidiary of Edgetech, was sold and accounted for as discontinued operations.  The following is a summary of the operating income from discontinued operations for the nine months ending January 31, 2007.

Revenue	620,049

Cost of Goods Sold	288,164

Gross Profit	331,885

Expenses	246,781

Net Operating Income	84,672

Other Income

Interest Income	216

Net Income from discontinued operations	84,888

10. LITIGATION

The Kim’s litigation
Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kim’s claim in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kim’s entered into upon the termination of the Kim’s’ employment with the Company. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

Following an investigation into the Kim’s’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kims wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believes that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believes that the Ontario court in which the Kim’s filed their lawsuit does not have jurisdiction over Edgetech, the parent company. As a result, the Company believes that it has several strong defenses to the Kim’s’ lawsuit.

At one point, the Company was close to settling the case with the Kims; however, the settlement ultimately did not occur. The Kims brought a motion to find the Company in breach of the settlement agreement. The Company’s position was that no agreement had been reached. The Company also asserted various procedural arguments.
In January 2007, the court ordered Edgetech to pay $15,000 into the registry of the court as security for the plaintiffs. The Company filed an appeal of this order. The underlying case is still pending.

The Top Layer Networks litigation
In January 2006, Top Layer Networks, Inc., a provider of hardware to our Canadian hardware sales business, sued Edgetech in United States District Court in Massachusetts. Top Layer alleges that Edgetech purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.

Edgetech has engaged counsel to defend the Top Layer lawsuit in Massachusetts. The crux of the Company’s defense is that Edgetech’s Canadian subsidiary (also named Edgetech Services Inc.) was the entity that purchased the hardware at issue, and that therefore, Edgetech Services Inc. (the Nevada corporation and parent company) is not liable for the account. The case is currently in the discovery phase. There is no trial date set in the case as of yet.

The Roy Litigation
Another legal proceeding in which the Company is engaged involves Mr. Charles Roy (the son of our former CEO, Xavier Roy). At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed a consulting agreement that committed the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.
In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleges that the Company breached the consulting agreement by not paying him the amounts contained in the agreement and seeks monetary damages of $90,000. The Company is vigorously defending itself against the lawsuit and is challenging the circumstances under which Mr. Charles Roy’s consulting agreement was executed. The lawsuit is currently in the discovery phase and is set for trial in April 2007.

Item 2. Management Discussion and Analysis
The information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operation contains “forward looking statements.” Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

In accordance with SFAS 144, “ Accounting for the Impairment or Disposal of Long-Lived assets”, the divestiture of Web’s Biggest, Inc. qualifies as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of this business in discontinued operations within the statements of operations and balance sheets for all periods presented.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2007

Net revenues increased from $46,909 in the three-month period ending January 31, 2006 to $490,643 for the three-month period ending January 31, 2007. This is partly due to the Edgetech being dormant during the management change in 2006. It is also due to the revenues from DM, the entity that was acquired.

Selling, general and administrative expenses increased from $84,104 for the three months ending January 31, 2006 to $168,641 for the same period in 2007. Total expenses increased from $122,678 for the three months ending January 31, 2006 to $184,095, for the same period in 2007. These increased expenses are due to the DM acquisition, mainly because of fixed expenses that have to be paid every month, regardless of the level of revenue.

Net income from continuing operations decreased from $(274,923) for the three months ending January 31, 2006 to $(1,413,058) for the same period in 2007. The decrease in profit is due mainly to the one-time $1,226,061 loss from the asset exchange. It is also due to the additional expenses involved in managing Edgetech that did not exist prior to the merger with Web’s Biggest.  Also, the DM entity is somewhat dormant in the winter months, thus causing additional expenses on a lower revenue base. Net income from discontinued operations decreased from $459,603 for the three months ending January 31, 2006 to $(38,124) for the same period in 2007. Total net income decreased from $184,680 to $(1,451,182).

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2007

Net revenues increased from $482,043 in the nine-month period ending January 31, 2006 to $978,757 for the nine-month period ending January 31, 2007. This is partly due to the Edgetech being dormant during the management change in 2006. It is also due to the revenues from DM, the entity that was acquired.

Selling, general and administrative expenses increased from $328,856 for the nine months ending January 31, 2006 to $517,270 for the same period in 2007. Total expenses increased from $328,856 for the nine months ending January 31, 2006 to $517,724 for the same period in 2007. It is due to the additional expenses involved in managing Edgetech that did not exist prior to the merger with Web’s Biggest.  Also, the DM entity is somewhat dormant in the winter months, thus causing additional expenses on a lower revenue base.

Net income from continuing operations decreased from $(476,188) for the nine months ending January 31, 2006 to $(1,193,498) for the same period in 2007. The decrease in profit is due mainly to the one-time $1,226,061 loss from the asset exchange. Net income from discontinued operations decreased from $1,300,728 for the three months ending January 31, 2006 to $84,888 for the same period in 2007. Total net income decreased from $824,540 to $(1,108,610).

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the three months ended January 31, 2007, have not generated adequate cash to meet our operating needs.  Our Chief Executive Officer has lent the Company $26,000 in order to make up for this shortfall in available cash. As of January 31, 2007, we had cash and cash equivalents totaling $945, and accounts receivable of $204,075.

As at January 31, 2007 the Company had total current assets of $205,020 and current liabilities of $1,114,521 representing an excess of current liabilities over current assets of $909,501.

Management believes that existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  In order to make up for any shortfall, the Company’s CEO may continue to lend money to the Company; however, he is under no obligation to do so. If he does lend money to the Company, this will lead to debt that eventually has to be repaid, which could impact our future cash flow.

Restatements

There were management fees of $15,000 per month for November, 2006 were not paid but which are now being realized as an increase in expense and in paid in capital. This is a reduction of net income and increase to equity.

Item 3. Controls and Procedures
(a)  Evaluation of disclosure controls and procedures.

Our management evaluated the disclosure controls and procedures of the Company, and found them to be operating efficiently and effectively to ensure that information required to be disclosed by our Company under the general rules and regulations promulgated under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported for the period covered by this report. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our Company is accumulated and communicated to the management of our Company, including its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(b)  Changes in internal controls

There were no unusual or material changes in internal controls that we can detect for the period covered by this report other than those that are a result of the change in control of Edgetech. This change of control resulted in a change in management, a dismissal of the previous officers, and the replacement of personnel.  The new officers of the company have implemented enhanced policies and procedures since the merger with Web’s Biggest, Inc.

PART II

Item 1. Legal Proceedings.
Edgetech Services Inc. is currently a party to three legal proceedings.

The Kim’s litigation
Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kim’s claim in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kim’s entered into upon the termination of the Kim’s’ employment with the Company. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

Following an investigation into the Kim’s’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kim’s wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believes that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believes that the Ontario court in which the Kim’s filed their lawsuit does not have jurisdiction over Edgetech, the parent company. As a result, the Company believes that it has several strong defenses to the Kim’s’ lawsuit.

At one point, the Company was close to settling the case with the Kim’s; however, the settlement ultimately did not occur. The Kim’s brought a motion to find the Company in breach of the settlement agreement. The Company’s position was that no agreement had been reached. The Company also asserted various procedural arguments.

In January 2007, the court ordered Edgetech to pay $15,000 into the registry of the court as security for the plaintiffs. The Company filed an appeal of this order. The underlying case is still pending.

The Roy Litigation
Another legal proceeding in which the Company is engaged involves Mr. Charles Roy (the son of our former CEO, Xavier Roy). At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed a consulting agreement that committed the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.

In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleges that the Company breached the consulting agreement by not paying him the amounts contained in the agreement and seeks monetary damages of $90,000. The Company is vigorously defending itself against the lawsuit and is challenging the circumstances under which Mr. Charles Roy’s consulting agreement was executed. The lawsuit is currently in the discovery phase and is set for trial in April 2007.

The Top Layer Networks litigation
In January 2006, Top Layer Networks, Inc., a provider of hardware to our Canadian hardware sales business, sued Edgetech in United States District Court in Massachusetts. Top Layer alleges that Edgetech purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.

Edgetech has engaged counsel to defend the Top Layer lawsuit in Massachusetts. The crux of the Company’s defense is that Edgetech’s Canadian subsidiary (also named Edgetech Services Inc.) was the entity that purchased the hardware at issue, and that therefore, Edgetech Services Inc. (the Nevada corporation and parent company) is not liable for the account. The case is currently in the discovery phase. There is no trial date set in the case as of yet.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.

Item 3. Defaults Upon Senior Securities
Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders
The Company held its annual meeting of shareholders on December 21, 2006 at the Company’s headquarters in Santa Monica, California. Various matters were submitted for a shareholder vote at the meeting.

Following are the results of all matters voted upon at the meeting:

PROPOSAL	Number of votes FOR the proposal	Number of votes AGAINST the proposal
Election of Adam Radly as Director	635,387,900	961,387
Election of Paul Aunger as Director	635,387,900	961,387
Ratification of George Brenner, CPA as the Company’s Independent Public Accountant	635,387,900	961,387
Approval to Change the Name of the Company to Inova Technology, Inc. and Obtain a New Stock Symbol	635,387,900	961,387

Item 5. Other Information
Management of the Company believes that the Company should grow through acquisitions. As a result, Management is currently assessing various acquisition candidates in the Internet and information technology industry. However, there is no assurance that the Company will be able to successfully negotiate an acquisition with another company or raise sufficient capital to fund the acquisition. Even if such an acquisition is negotiated, the final result will depend on due diligence, financing, and regulatory and shareholder approvals, none of which are assured. In the event that the Company chooses to raise capital to fund an acquisition, the issue of new stock may significantly dilute shareholders. Shareholders and potential investors are therefore cautioned to rely only on Edgetech’s current financial condition and business operations without regard to the possibility of an acquisition.

Item 6. Exhibits
(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGETECH SERVICES INC.

Exhibit 31.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions).

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: April 9, 2007	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Bob Bates, Chief Financial Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions).

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: April 9, 2007	/s/ Bob Bates
Acting CFO

Exhibit 32.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended March 16, 2007, as filed with the Securities and Exchange  Commission  on  the date hereof (the “Report” ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Adam Radly

Adam Radly
Chief Executive Officer
April 9, 2007

Exhibit 32.2
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Edgetech Services Inc.

On Form 10-QSB for the period ended March 16, 2007, as filed with the Securities and Exchange  Commission  on  the date hereof (the “Report” ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

By:	/s/ Paul Aunger

Paul Aunger
TREASURER
April 9, 2007

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D. C. 20549

FORM 10-KSB

☒ ANNUAL REPORT UNDER SECTION 13 OR 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934
For Fiscal Year Ended
April 30, 2007

Commission File # 000-27397

INOVA TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

98-0204280
(IRS Employer Identification Number)

233 Wilshire Boulevard, Suite 400, Santa Monica, California 90401
(Address of principal executive offices)(Zip Code)

800-757-9808
(Registrant's telephone no., including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON STOCK, $0.001 PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Revenues for year ended April 30, 2007: $1,615,187

Number of shares of the registrant's common stock outstanding as of August 10, 2007 was: 728,088,802.

 DOCUMENTS INCORPORATED BY REFERENCE

Form 8-K filed on June 4, 2007.

Transitional Small Business Disclosure Format (Check one): Yes ☒;   No ☐

Inova Technology Inc.

Form 10-KSB

PART I

Item 1 Description of Business

Inova Technology Inc. was incorporated in Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, to Edgetech Services Inc. and finally to Inova Technology, Inc. on August 17, 2006. Edgetech was is in the business of providing information technology (“IT”) security consulting services, and during fiscal 2004, began to sell security hardware. Edgetech operated from offices in Toronto, Canada. Edgetech is no longer selling security hardware as a result of a disposition of such operations in late 2005.

On June 1, 2005, Edgetech entered into an agreement with the shareholders of Web’s Biggest, Inc., (a California Corporation), Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, an Iowa Limited Liability Corporation  (collectively, “Web’s Biggest”) which resulted in Edgetech issuing 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of Edgetech.

On October 18, 2006, Edgetech bought Data Management, Inc., a Nevada corporation (“DM”) in exchange for 25 million convertible preferred shares. The convertible shares used to acquire DM represent approximately 90% of the voting stock of Edgetech on a fully diluted basis. DM is an entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers, directors and controlling shareholders of Edgetech. DM had only fixed assets when acquired by Edgetech and no other assets, liabilities or operations.

Concurrently, Edgetech sold its wholly-owned subsidiary, Web’s Biggest Limited, to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. held by Advisors LLC.

The 25 million convertible preferred shares given to buy DM are the same 25 million convertible preferred shares received from the sale of Web’s Biggest.

In connection with the DM and Web’s Biggest transactions, Southbase and Advisors agreed privately that Southbase would pay Advisors $100,000 for Advisors to convert their 25 million shares of convertible preferred stock issued in prior years, into common shares with 274,668,981 common shares to Advisors and 359,163,519 common shares to Southbase.

Prior to these transactions described above, the Company was controlled by Advisors LLC, an entity associated with Mr. Paul Aunger, an officer and director of the registrant. When the transactions described above were completed, this resulted in a change of control of the Company and the controlling shareholder became Southbase International Ltd., an entity owned by Mr. Adam Radly, an officer and director of the Company. Prior to these transactions, the unaffiliated shareholders of the Company owned approximately 10% of the Registrant and continue to own approximately 10% of the Company on a fully diluted basis.  The Board of Directors did not change as a result of the transactions described above. Mr Adam Radly is Chairman and CEO and Mr Paul Aunger is Secretary,  Treasurer and a director.

Inova is a technology holding company. During the fiscal year covered by this report, our subsidiary companies were Edgetech Services Inc., an Ontario corporation and DM. On May 1, 2007, Inova also acquired RightTag Inc., a manufacturer of radio frequency identification (“RFID”) products.

DM is based in Washington, D.C., and sells data management and storage products and services to large corporate and government customers.

Employees

The Company hires consultants on an independent contractor basis.

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of April 30, 2007. The restatement corrects for errors made in the financial statements related to management fees.

NET LOSS PER SHARE

The basic and diluted net loss per share is calculated based on the weighted-average number of common shares outstanding during the year.

Item 2. Description of Property.

Inova does not own any property. Inova does not have a policy with respect to investments in real estate or interests in real estate, real estate mortgages, or securities of or interests in primarily engaged in real estate activities.

Item 3. Legal Proceedings

The Kims litigation
Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kims entered into upon the termination of the Kims’ employment with the Company. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

Following an investigation into the Kim’s’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kims wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believed that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believed that the Ontario court in which the Kims filed their lawsuit did not have jurisdiction over Inova. As a result, the Company believed that it had several strong defenses to the Kims’ lawsuit.

At one point, the Company was close to settling the case with the Kims; however, the settlement ultimately did not occur. The Kims brought a motion to find the Company in breach of the settlement agreement. The Company’s position was that no agreement had been reached. The Company also asserted various procedural arguments.

In January 2007, the court ordered Edgetech to pay $15,000 into the registry of the court as security for the plaintiffs. The Company filed an appeal of this order.

In May 2007, the court found that Inova had breached the settlement agreement and granted the Kims’ motion. The court entered judgment against Inova for $215,691. The company plans to appeal.

The Top Layer Networks litigation
In January 2006, Top Layer Networks, Inc., a provider of hardware to our Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.

Edgetech has engaged counsel to defend the Top Layer lawsuit in Massachusetts. The Company’s defense is that Inova’s Canadian subsidiary (Edgetech Services Inc.) was the entity that purchased the hardware at issue, and that therefore, Inova (the Nevada corporation and parent company) is not liable for the account. The case is currently in the discovery phase. There is no trial date set in the case as of yet. The Company estimates it’s liability to be $10,000 and has accrued that as of April 30, 2007.

The Roy litigation
In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleged that the Company breached a consulting agreement by not paying him the amounts contained in the agreement and sought monetary damages of $90,000.

At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed the agreement. The agreement required the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.

The Company claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to the Company, and that as a result, Mr. Roy did not have authority to enter into the agreement.

The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against the Company. An appeal is being contemplated.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders through solicitation or otherwise during the fourth quarter of the fiscal year covered by this report.

PART II.

Item 5. Market for Common Equity and Related Stockholder Matters.

The Company’s common stock is traded on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “IVTH.OB” Our CUSIP No. is 45776L100 .

The following table lists the high and low closing sales prices for each quarter on the OTCBB for our common shares for the past two fiscal years. The below quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Date
High
Low

April 30, 2007
.10
0

January 31, 2007
.01
.01

October 31, 2006
.02
.01

July 31, 2006
.02
.01

April 30, 2006
0.02
0.01

January 30, 2006
0.03
0.01

October 31, 2005
0.06
0.03

July 31, 2005
0.06
0.01

April 30, 2005
0.06
0.02

There are no restrictions that limit our ability to pay dividends on our common stock.  We have not declared any dividends since incorporation and we do not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and expansion of our business.

Item 6. Management’s Discussion and Analysis or Plan of Operation

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 1.

RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED APRIL 30, 2007

Total revenues (net sales) increased from $ 1,391,923 for the twelve month period ending April 2006 to $ 1,615,187 for the twelve-month period ending April 30, 2007.  This is primarily the result of revenues produced from the assets acquired and new contracts of Data Management.

The Company’s selling, general and administrative expenses increased from $975,582 for the twelve months ending April 30, 2006 to $1,241,141 for the same period in 2007. This is primarily the result of the expenses for Web’s Biggest being categorized in income from discontinued operations.

Last fiscal year, the Company reported a net loss from operations in the amount of $443,466; this loss decreased to $240,116 for the fiscal year ended April 30, 2007. There would have been a profit but we accrued for a May 2007 judgment related to events that occurred prior to May 1, 2007 in excess of over $200,000.

On October 18, 2006, the Company bought Data Management, Inc., a Nevada corporation (“DM”) in exchange for 25 million of the Company’s convertible preferred shares (“DM Transaction”). The convertible shares used to acquire DM represent approximately 90% of the voting stock of Edgetech on a fully diluted basis. DM is an entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers, directors and majority shareholders of the Company.   DM had only fixed assets when acquired by Edgetech and no other assets, liabilities or operations.

Concurrently, the Company entered into an agreement to sell its wholly-owned subsidiary, Web’s Biggest Limited (“WB”), to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. held by Advisors LLC (“WB Transaction”).  Advisors LLC is a company owned by Mr. Paul Aunger.

In connection with the DM and Web’s Biggest transactions, Southbase and Advisors agreed privately that Southbase would pay Advisors $100,000 for Advisors to convert their 25 million shares of convertible preferred stock issued in prior years, into common shares with 274,668,981 common shares to Advisors and 359,163,519 common shares to Southbase.

The 25 million convertible preferred shares used in the DM Transaction are the same 25 million convertible preferred shares received with regards to the WB Transaction. Accordingly, these transactions are viewed as one homogeneous transaction and treated as an exchange of Web’s Biggest net assets for DM’s net assets, akin to a like-kind exchange of assets.  However, the historical cost basis (less accumulated depreciation and amortization) of the net assets acquired from DM was significantly less than the net assets from that of WB by approximately $1,226,000.  Accordingly, the difference of $1,226,000 in historical cost basis of net assets was accounted for as a loss on exchange of assets and recorded within the accompanying consolidated statements of operations.   Also, the sale of WB was accounted for as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the twelve months ended April 30, 2006, did not generate adequate cash to meet our operating needs  and were partly funded by our borrowing of cash from related parties.

As of April 30, 2007, we had cash and cash equivalents totaling $22,847; total current assets were $571,013, total current liabilities were $1,201,463 and total stockholders’ deficit was $1,068,956.

Management believes existing cash together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position and/or finance acquisitions, and the sale of additional equity securities could result in additional dilution to our stockholders.

Adam Radly, President, CEO and majority shareholder, has committed to loan money to the Company to pay undisputed liabilities as they come due should Inova not be able to otherwise fund its working capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Year ended April 30, 2007
(Unaudited)

	As Previously
	Reported	Adjustments	Restated	4/30/06

Revenues	$1,615,187		$1,615,187	1,391,923

Cost of revenues	(578,336)	(120,214)	$(698,550)	(823,487)
Operating expenses	(1,136,141)	(105,000)	$(1,241,141)	(993,365)

Operating loss	(99,290)	(225,214)	(324,504)	(424,929)

Other income (expense):
Loss on exchange of business assets	(1,236,362)		$(1,236,362)
Interest income	5,790		$5,790	16,645
Interest expense	(41,616)		$(41,616)	(35,182)

Income (loss) from continuing operations	(1,371,478)	(225,214)	(1,596,692)	(443,466)

Loss from discontinuing operations	84,888		84,888	1,136,399

Net income (loss)	$(1,286,590)	$(225,214)	$(1,511,804)	$692,933

Basic and diluted income (loss) per share:

From continuing operations	$(0.02)	$(0.00)	$(0.02)	(0)
From discontinued operations	$0.00	$-	$0.00	-
Total	$(0.02)	$(0.00)	$(0.02)	-

Weighted average common shares	70,288,450	70,288,450	70,288,450	680,644,608

Item 7. Financial Statements

	As Previously
	Reported	Restated

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,286,590)	$(1,391,590)
Add: income (loss) from discontinued operations	1,151,474	1,151,474

Loss from continuing operations	(135,116)	(240,116)

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	28,475	28,475
Decrease (increase) in accounts receivable	427,311	427,311
Increase (decrease) in deferred income		-
Increase (decrease) in accrued expense		-
Increase (decrease) in inventory		-
Decrease (increase) in prepaid expense and other current assets		-

Net cash provided by (used in) operating activities - continuing operations	320,670	215,670

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-
Purchase of treasury stock		-
Purchase of Right-Tag	(339,758)	(339,758)
Purchase of fixed assets		-

Net cash provided by (used in) investing activities - continuing operations	(339,758)	(339,758)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	863,304	863,304
Proceeds from APIC	9,715	114,715
Translation adjustment	(5,000)	(5,000)

Net cash provided by (used in) financing activities - continuing operations	868,019	973,019

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	848,931	848,931

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	(1,205,684)	(1,205,684)

NET CHANGE IN CASH	(356,753)	(356,753)

CASH AT BEGINNING OF PERIOD	379,600	379,600

CASH AT END OF PERIOD	$22,847	$22,847

SUPPLEMENTAL INFORMATION:
Interest paid
Income tax paid

NON-CASH INVESTING AND FINANCING ACTIVITIES
Shares issued for conversion of loans
Shares issued for accounts payable - related parties
Discount on notes payable from related parties - BCF
Discount on notes payable from related parties - Warrants
Net liabilities assumed under the Right-Tag Acquisition

Equity Roll-forward Schedule

	Common Stock			Retained
	Shares	Par (0.001)	APIC	Deficit	Total

Balances at April 30, 2006	70,288,450	$70,288	$(665,381)	$690,524	$120,593

Shares issued to pay N/P	21,264,758	21,264	71,062		92,326

P/S issued to acquire DM					25,000
P/S cancelled when disposed WB					(25,000)

Cancellation of Treasury Stock	137,500	138	(138)		4,715

Shares issued for P/S conversion	633,833,500	633,834	(608,834)		-

Change in OCI					(4,877)

Restatement			180,000	(180,000)	-

Net loss				(1,281,713)	(1,281,713)

Balances at April 30, 2007	725,524,208	725,524	(1,023,291)	(771,189)	(1,068,956)

INOVA TECHNOLOGY, INC.
(formerly Edgetech Services, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ending April 30, 2007 and 2006

NOTE  1 - HISTORY AND ORGANIZATION OF THE COMPANY

Inova Technology, Inc.was incorporated in Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, then to Edgetech Services Inc. and on August 17, 2006 to Inova Technology, Inc.

On June 1, 2005, Inova bought Web’s Biggest, Inc., a California Corporation, for 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of Inova. This transaction was recorded as a recapitalization of Inova. In substance the merger with Web’s Biggest is considered to be a capital transaction rather than a business combination. Consequently the transaction was considered to be a reverse merger and the accounting treatment was as if Web’s Biggest, Inc acquired Inova.

Each convertible preferred share was convertible into 25.3533 common shares of Inova with all the rights and privileges of the equivalent number of common shares prior and post conversion.

When completed, this transaction resulted in a change of control of Inova . After consummation of the merger,  Inova shareholders owned approximately 10% of the newly combined entity.

On October 18, 2006, Inova purchased 100% of outstanding capital stock of Data Management, Inc., a Nevada corporation (“DM”) from the DM shareholders in exchange for 25 million of Inova’s convertible preferred shares (“DM Transaction”). The convertible shares used to acquire DM represented approximately 90% of the voting stock of Inova on a fully diluted basis. DM was an entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers, directors and majority shareholders of Inova.  It was determined that DM was not a business and that the transaction was in substance the purchase of DM’s fixed assets and intangible assets.  Inova acquired no other tangible assets or liabilities of DM.  Due to the related party nature of the transaction, the assets purchased were brought over to Inova on their historical cost basis.

Concurrently, Inova sold its wholly-owned subsidiary, Web’s Biggest Limited (“WB”), to Advisors LLC in exchange for 25 million convertible preferred shares of Inova held by Advisors LLC (“WB Transaction”).  Advisors LLC is a company owned by Mr. Paul Aunger, a director and officer of Inova and accordingly, the transaction was not considered an arm’s length transaction.

The 25 million convertible preferred shares used in the DM Transaction were the same 25 million convertible preferred shares received with regards to the WB Transaction. Accordingly, these transactions are viewed as one homogeneous transaction and treated as an exchange of WB’s net assets for DM’s net assets, akin to a like-kind exchange of assets.  However, the historical cost basis (less accumulated depreciation and amortization) of the net assets acquired from DM was significantly less than the net assets of WB by approximately $1,226,000.  Accordingly, the difference of $1,226,000 in historical cost basis of the net assets was accounted for as a loss on exchange of assets in the accompanying consolidated statements of operations.   This also resulted in the activity of WB being accounted for as discontinued operations.

In connection with the DM and WB transactions, Southbase and Advisors agreed privatley that Southbase would pay Advisors $100,000 for Advisors to convert their 25 million shares of convertible preferred stock issued in prior years, into common shares with 274,668,981 common shares to Advisors and 359,163,519 common shares to Southbase.  Prior to the transactions described above Inova was controlled by Advisors. When the transactions described above were completed, this resulted in a change of control of Inova and the controlling shareholder became Southbase.  Prior to these transactions, the unaffiliated shareholders of Edgetech owned approximately 10% of Inova and they continued to own approximately 10% on a fully diluted basis after these transactions. The Board of Directors did not change as a result of the transactions described above. Mr Adam Radly is Chairman and CEO and Mr Paul Aunger is Secretary,  Treasurer and a director.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These consolidated financial statements include the accounts of Web’s Biggest Inc. (as discontinued operations, Inova Technology, Inc. (Nevada) and its wholly owned subsidiaries Edgetech Services Inc. (Ontario) and Data Management, Inc.  Significant inter-company accounts and transactions have been eliminated.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, Invoa considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable
Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily include trade receivables from customers in Canada.  Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.  There was $35,000 allowance for doubtful accounts as of April 30, 2007.

Discontinued Operations
Inova presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for "held for sale accounting" as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recognized in the period the operations meet held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Property and equipment
Property and equipment are carried at cost, less accumulated depreciation and amortization. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided principally on the straight-line basis method over the estimated useful lives of the assets.  When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to operations.

Stock based compensation
Inova adopted SFAS No. 123(R), on January 1, 2006 using the modified prospective method. SFAS 123(R) requires all share-based payments to employees, including stock options, to be expensed based on their fair value over the required award service period. Inova uses the straight line method to recognize compensation expense related to share-based payments. In prior years, Inova followed Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock option awards to employees, which required recording share-based compensation expense for awards that were issued at exercise prices less than fair value at the date of grant. For Inova’s non-employees, share-based expense is recorded in accordance with Emerging Issues Task Force No.  96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquistion, or in Conjunction with Selling, Goods or Services.”  Inova had no options or warrants granted or outstanding as of April 30, 2007.

Revenue recognition
Inova considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.  Inova has two sources of revenues: IT consulting services (from its wholly-owned subsidiary Edgetech Services Inc. (Ontario)) and sales of data management services (DM). IT consulting revenue and Data Management revenue is recognized when the services are rendered.

Income Taxes
Inova recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.  Inova provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Web’s Biggest is an offshore corporation domiciled in the Bahamas and therefore is only liable to pay US taxes when funds are repatriated, therefore no taxation liability or provision was made for 2007 or 2006 as it applies to Web’s Biggest due to Web’s Biggest being disposed of in fiscal 2007 for no cash.  See note 1 for details.

Basic and diluted net income (loss) per share

Basic and diluted net income (loss) per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted income (loss) per share are the same due to the absence of common stock equivalents.

Foreign currency translation

The business operations of Inova’s Canadian subsidiary Edgetech Services Inc. (Ontario) are substantially transacted in Ontario and thus the functional currency is the Canadian dollar. These consolidated financial statements are stated in United States dollars. Assets and liabilities denominated in Canadian dollars are translated to United States dollars using the exchange rate in effect at the date of the financial statements. Revenue and expenses are translated to United States dollars using the average rate of exchange for the respective period.

Recent accounting pronouncements
Inova does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Inova’s results of operations, financial position or cash flow.

NOTE 3 - GOING CONCERN

As shown in the accompanying financial statements, Inova incurred losses from operations, has negative working capital and has negative cash flows from operations during fiscal 2007.  Adam Radly, President, CEO and majority shareholder, has committed to loan money to Inova to pay undisputed liabilities as they come due in the next 12 months should Inova not be able to otherwise fund its working capital requirements. These conditions raise substantial doubt as to Inova's ability to continue as a going concern. Management is trying to raise additional capital through sales of equity and debt. The financial statements do not include any adjustments that might be necessary if Inova is unable to continue as a going concern.

NOTE 4 - ESCROW FOR RIGHT TAG ACQUISITION

Inova placed $339,758 in escrow for the acquisition of Right Tag, Inc.  Such amount is reflected in restricted cash on the consolidated balance sheet.  The acquisition closed in early May 2007.  See note 12 for details.

NOTE 5 - DUE TO RELATED PARTIES

April 30, 2007
Due to Southbase, entity associated with the CEO, matures January 2010, monthly payments of $11,847, interest of 7%	$426,503

Due to IMSS, entity associated with the CEO & Secretary, matures January 2010, no interest, unsecured	186,382

Due to former officers, on demand, interest of 7%	10,118
Due to Directories, LLC, entity associated with the CEO & President, matures January 2010, monthly payments of $15,388, interest of prime + 3%, secured by receivables	202,142
Due to Directories, LLC, entity associated with the CEO & President, matures January 2010, monthly payments of $11,545, interest of prime + 2%, secured by receivables	277,090
Total due to related parties	$1,102,235

At April 30, 2007, future payments due on the above notes are as follows:

Fiscal	Amount

2008	$662,690

2009	197,454

2010	242,091

$1,102,235

Other related party information:

Part of the related party notes of $202,142 and $277,090 relate to a factoring agreement the company has with Directories, LLC. The IBM invoices are put into this agreement so monies can be advanced to Inova before the customer pays, thereby facilitating payment of operating expenses.

NOTE 6 - MAJOR CUSTOMERS

Inova’s IT Consulting business has concentrations with respect to the volume of business conducted with major customers in Canada. For the year ended April 30, 2007, Inova made sales of $719,331 to a customer which were in excess of 10% of total sales for 2007.  For the year ended April 30, 2006, Inova made sales of $617,093 and $317,362 to two customers which were in excess of 10% of total sales for 2006.

At April 30, 2007, one customer accounted for 100% of accounts receivable.

NOTE 7 - CAPITAL TRANSACTIONS

In fiscal 2007, Inova issued 633,833,500 common shares for the conversion of 25 million preferred shares.  The conversion was in accordance with the original terms of the preferred stock agreement.

In fiscal 2007, 137,500 common shares that were purchased by Inova in fiscal 2006 for $4,715 in a treasury stock transaction were returned to the original investor for return of the $4,715.

In fiscal 2007, 21,264,758 common shares were issued to related parties as partial payments of their notes payable.  The value of the shares was $92,235 resulting in a reduction of the notes payable by that amount.

In fiscal 2007 Invoa issued 25 million shares of convertible preferred stock for the purchase of DM and received back the same 25 million shares of convertible preferred stock for the sale of WB.  See note 1 for details.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Inova’s principal offices are in the offices of Inova’s officers pursuant to verbal agreements on a rent-free month-to-month basis.

During  fiscal year 2007, Web’s Biggest Inc. operated from the offices of an entity associated with the CEO.  The cost of this lease was divided among both companies.  Rent expense was $15,973 and $86,295 for fiscal 2007 and 2006, respectively.

Litigation

The Kims litigation
Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kims entered into upon the termination of the Kims’ employment with Inova. In May 2007, the Kims were awarded $215,691, which has been accrued by Inova in accounts payable as of April 30, 2007. The company is planning to appeal.

The Top Layer Networks litigation
In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.  Inova estimates it will be obligated to pay $10,000, which has been accrued by Inova in accounts payable as of April 30, 2007.

The Roy litigation
In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement. The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of April 30, 2007. The company is planning to appeal the decision.

NOTE 10 - SEGMENT INFORMATION

Inova has two reportable segments, one providing IT solutions and services, and one providing data management and storage.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.

Edgetech Services
Data Management
Totals

Net sales
$760,267
$854,920
$1,615,187

Operating income (loss)
358,904
(228,665)
(130,239)

Net Interest Expense & Other
(32,316)
1,367
30,949

The Data Management did not exist in fiscal 2006 and therefore, segment information is not applicable.

NOTE 11-DISCONTINUED OPERATIONS

As discussed in Note 1, Web’s Biggest, Inc, a consolidated subsidiary of Inova, was sold and accounted for as discontinued operations.  The following is a summary of the operating income from discontinued operations for fiscal 2007 and fiscal 2006.

	2007	2006
Revenue	620,049	1,434,792

Cost of Goods Sold	288,164	130,910

Expenses	246,781	181,456

Net Operating Income	84,672	1,122,426

Other Income

Interest Income	216	13,973

Net Income from discontinued operations	84,888	1,136,399

Restatements

There were management fees of $15,000 per month from May, 2006 through November, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $105,000, which is a reduction of net income and increase to equity. There was an additional $75,000 from the prior year which is a reduction of retained earnings and increase of paid in capital.

NOTE 12-SUBSEQUENT EVENTS

On May 1, 2007, Inova acquired Right Tag, Inc. from Right Tag’s shareholders for $325,000 plus an earn out paid to Mr. Chander and Right Tag’s other shareholders based on Right Tag’s gross profit over the next five years.  Right Tag manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.

Inova borrowed $100,000 from Southbase LLC  in addition to the $426,000 borrowed in fiscal 2007 (see note 5 for details) to pay for the acquisition of Right Tag, Inc. The note matures automatically 10 years from issuance if not already repaid by way of a demand clause allowing the investor to give Inova 30 day notice for repayment.  The note carries interest of 8%, is secured by all of Inova’s assets and can be converted at any time into Inova’s common stock at a conversion price of $0.026.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

The auditor for the Company for the fiscal year ended April 2006 was Brenner & Company. There were no disagreements with the Brenner & Company.

On February 15, 2007, the Company engaged De Joya Griffith & Company LLC as its independent accountant.  There were no disagreements with the De Joya Griffith & Company LLC.

On June 1, 2007, the Company engaged Malone & Bailey, P.C. (“Malone Bailey”) as the Company’s new principal accountant.  More information about this change is contained in the Form 8-K filed by the Company on June 26, 2007, which is incorporated by reference.

Item 8A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We maintain that the controls and procedures in place do provide reasonable assurance that all necessary disclosures are communicated as required.

At the end of the period covered by this Annual Report on Form 10-KSB, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Financial Officer concluded that our disclosure controls and procedures were not effective to ensure that all material information required to be disclosed in this Annual Report on Form 10-KSB has been made known to them in a timely fashion. In connection with the completion of its audit of, and the issuance of its report on, our financial statements for the year ended April 30, 2007, Malone & Bailey, PC identified deficiencies that existed in the design or operation of our internal control over financial reporting.

The deficiencies in our disclosure controls related to our ability to timely file our annual report (which was primarily due to the incapacitation of a prior auditor whose work was being contemplated for this report and some unusual, highly complex accounting treatments related to the purchase of Data Management) and several adjustments identified during the audit. Disclosure control deficiencies have been appropriately corrected in this Annual Report on Form 10-KSB. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. Additional effort is needed to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our management and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b) Changes in internal controls

There were no unusual or material changes in internal control over financial reporting that we can detect other than those that are a result of the change in control of Edgetech, which resulted in a change in management, a dismissal of the previous officers, and the replacement of personnel.  These internal controls over financial reporting include processes designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3.
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Item 8B. Other Information.

None.

PART III.

Item 9.  Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act.

Our directors and executive officers as of the date of this Report are as follows:

Name	Age	Position
Adam Radly	38	Chief Executive Officer, President
Paul Aunger	48	Treasurer, Secretary, Director
Jeffrey Mandelbaum	43	Director

Adam Radly, President, Chief Executive Officer and Chairman Mr. Radly became Chief Financial Officer of Inova after the merger with Web’s Biggest. He had held the position of General Manager with Web’s Biggest prior to the merger. Mr. Radly became the Company’s Chief Executive Officer on November 22, 2005.

Mr. Radly was the founder and CEO of Isis Communications. While he was CEO of Isis, the company’s revenue increased from zero to $22 million, and Mr. Radly helped the company complete an IPO raising approximately $40 million. During his tenure, Isis completed eight acquisitions, and raised an additional $30 million from U.S. institutional investors in a secondary offering. Isis later merged with AAV Ltd. Mr. Radly is also the founder of XSIQ (International) Pty Ltd., a leading provider of K-12 education software and SponsorAnything.com, a leading sponsorship website (an Inova business).

Paul Aunger, Treasurer and Secretary Mr. Aunger is the founder of Web’s Biggest and remained at Inova after the merger. He became a director and the Company’s Treasurer and Secretary on November 22, 2005.

Prior to founding Web’s Biggest, Paul founded News Canada Inc. in 1981. He was President of News Canada until it merged with MDC Communications Corporation in 1997. News Canada is one of Canada’s largest public relations organizations. Clients included General Motors, Ford, IBM, DuPont, Procter & Gamble, Sears, Kodak, General Mills, Heinz and Walt Disney. During the 16 years Paul was President, News Canada’s earnings before income tax (EBIT) averaged 37 percent and profits grew by an average of 18 percent per year

Jeffrey Mandelbaum, Director

Jeff was with Sybase, Inc. (NYSE: SY) from 1986-1996. As a member of the initial management team, he held a variety of positions in sales and executive management. In his most recent position at Sybase as CEO and President of Sybase Financial Services, Inc., he was responsible for worldwide customer and partner financing. Under Jeff’s leadership, Sybase Financial Services, Inc. closed over $900,000,000 in financing transactions between 1990 and 1996.

From 1996-1998, Jeff was Vice President of worldwide sales at Commerce One (NASDAQ: CMRC), a global leader in business-to-business electronic procurement solutions. At Commerce

One Jeff played a key role as a member of the initial management team where he built the worldwide sales organization and established the initial customer agreements.

From 1998-2000, Jeff was Vice President of Media Systems Sales for Real Networks (NASDAQ: RNWK), where he had line responsibilities for the Americas regions and drove strategic opportunities worldwide. Jeff consistently exceeded revenue and margin objectives while developing a top performing and increasing efficient sales and professional services organization.

Mr. Mandelbaum was Chairman and CEO of Global Media. He joined Global Media as President in January 2000, was promoted to CEO in May 2000 after gaining approval for NASDAQ National Market listing, and was later elected Chairman in October 2000. During his tenure, the company closed four financing and M&A transactions. Streaming Magazine named Jeff as one of the industry’s 25 most influential executives.

Jeff founded Software Growth Services in 2001 to leverage his experience and network to maximize value creation in high potential enterprise software, Internet, and new media businesses. Jeff has provided advisory services focused on strategy, sales and marketing, business development, and corporate finance services for leading private equity investors and their portfolio companies including Warburg Pincus, Kleiner Perkins Caufield & Byers, Sigma Partners, Jefferson Partners, Baker Capital, and Draper Atlantic.

The Board of Directors has determined that Mr. Mandelbaum is an independent director under applicable SEC rules. The full Board of Directors fulfills the role of the Audit Committee. We do not have an Audit Committee financial expert. The Board believes that due to the Company’s small size, an audit committee is unnecessary and would impose high costs in comparison to the potential benefits.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC” ) initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish our Company with copies of all Section 16(a) forms they file.

Based on our review of the Section 16(a) forms filed with the SEC, no director, officer, or 10% beneficial owner of our securities failed to timely file any report required under Section 16(a). To our knowledge, none of the above persons failed to report a reportable transaction.

We do not have a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  We have not adopted such a code of ethics because we have determined that such a code would be an unnecessary and bureaucratic practice given the small size of the Company's management.

There have been no changes to the procedures by which shareholders may recommend nominees to Inova’s board of directors.

We do not have an audit committee financial expert, because we do not have an audit committee. The full Board of Directors serves as the audit committee, and none of our directors satisfies the definition of an “audit committee financial expert” under applicable SEC rules.

Item 10. Executive Compensation.

The Company’s Chairman and Chief Executive Officer, Adam Radly has been allocated to receive $50,000, and Treasurer, Paul Aunger, $25,000. The Company has no other officers nor any other person for whom disclosure is required under this item.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table describes the equity compensation available to our management.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	-0-	450,000,000	(1)
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	450,000,000	(1)

(1)
Includes 2,000,000 non-restricted Class B preferred shares authorized to be issued for each acquisition with more than $40 million in sales or $10 million in EBITDA and 2,000,000 non-restricted Class B preferred shares authorized to be issued for each acquisition with less than $40 million in sales. Each Class B preferred share is convertible into common stock at the rate of 1 to 100.

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of July 31, 2007 by each person known by us to beneficially own 5% or more of our outstanding common stock; each of our directors; each of the Named Executive Officers; and all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of July 31, 2007 are deemed outstanding.

Percentage of beneficial ownership is based upon 725,524,208 shares of common stock outstanding at July 31, 2007. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Adam Radly - CEO and related entities c/o Inova Technology Inc. 233 Wilshire Blvd, Suite 300 Santa Monica, CA 90401	359,163,519 Common Stock, $0.001 Par	50.50%

Paul Aunger-Treasurer and related entities	274,668,981	38.62%

Item 12. Certain Relationships and Related Transactions.

On October 18, 2006, the Company entered into an agreement with the shareholders of Data Management, Inc., a Nevada corporation (“DM”) to acquire 100% of outstanding capital stock of DM in exchange for 25 million of the Company’s convertible preferred shares (“DM Transaction”). The convertible shares used to acquire DM represent approximately 90% of the voting stock of Inova on a fully diluted basis.

DM was an entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers and directors of the Company.

Concurrently with the DM Transaction, the Company entered into an agreement to sell its wholly-owned subsidiary, Web’s Biggest Limited (“WB”), to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. (now Inova) held by Advisors LLC (“WB Transaction”).  Advisors LLC is a company owned by Mr. Paul Aunger, a director and officer of Inova.

Our Chairman and CEO, Adam Radly, has loaned the Company money several times during the past fiscal year. The largest amount outstanding under these loans is $426,503. The Company repaid $5,000 of principal on these amounts. Interest is accruing at the rate of _7_% per year.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that Mr. Mandelbaum is an independent director under applicable SEC rules.

Item 13. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

Item 14. Principal Accountant Fees and Services.

For the current fiscal year, audit and audit related fees were $______, including $40,000 estimated for current year audit.

AUDIT FEES

We estimate aggregate fees of $40,000 for this year's audit of our financial statements.  Last year, we were billed $25,000 for our year-end audit.

AUDIT-RELATED FEES

We estimate aggregate fees of $10,000 for assurance and related services by the former principal accountant that are reasonably related to the performance of the audit or review of our financial statements.  For Fiscal Year 2005, these fees were $10,000.

TAX FEES

We were billed aggregate fees of $2,000 for tax compliance, tax advice, and tax planning by our former principal accountant for this fiscal year. Last fiscal year, these fees were $2,000.

ALL OTHER FEES

This year, we were billed $0________ for products and services provided by our principal accountant not otherwise disclosed above, Last year, we were billed $_0______ for these products and services.

None of the above fees were subject to audit committee pre-approval requirements.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INOVA TECHNOLOGY INC.

By:   /s/ Adam Radly

Adam Radly, President & CEO

Date: August 27, 2007

By:   /s/ Paul Aunger

Bob Bates, CFO -

Date:  August 27, 2007

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.   I have reviewed this annual report on Form 10-KSB of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 27, 2007	/s/ Adam Radly

Chief Executive Officer

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Paul Aunger, Treasurer, certify that:

1.   I have reviewed this annual report on Form 10-KSB of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: : August 27, 2007	/s/ Paul Aunger

TREASURER

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Annual Report of Inova technology Inc. on Form 10-KSB for the period ended April 30, 2007, as filed with the Securities and Exchange Commission  on  the date hereof (the "Report" ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly

Adam Radly

Chief Executive Officer

July 31, 2007

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Annual Report of Inova technology Inc. on Form 10K-SB for the period ended April 30, 2007, as filed with the Securities and Exchange  Commission  on  the date hereof (the "Report" ), I, Paul Aunger, Treasurer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul Aunger

Paul Aunger

Treasurer

August 27, 2007

End of Filing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)
☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended July 31, 2007
☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
For the transition period from ______________ to _____________
Commission file number 000-27397

INOVA TECHNOLOGY INC.
(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

233 Wilshire Blvd, suite 400, Santa Monica, CA, 90401
(Address of principal executive offices)

89146	(310) 857-6666
(Postal Code)	(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒ Yes    ☐ No

On September 11, 2007, the number of shares outstanding of the issuer’s common stock was 728,088,802

Transitional Small Business Disclosure Format (Check one):	Yes ☐	No ☒

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2007
(Unaudited)- RESTATED

	7/31/07	7/31/06

Revenues	385,112	599,960

Cost of revenues	(145,263)	(83,875)
Operating expenses	(140,197)	(214,427)

Operating loss		301,658

Other income (expense):
Loss on exchange of business assets
Interest income		76
Interest expense	(31,695)	-

Income (loss) from continuing operations	67,957	301,734

Loss from discontinuing operations

Net income (loss)	67,957	301,734

Basic and diluted income (loss) per share:

From continuing operations	-	0
From discontinued operations	-	-
Total	-	0

Weighted average common shares	725,524,208	703,983,450

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2007
(Unaudited)

	7/31/07	7/31/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	67,957	301,734
Add: income (loss) from discontinued operations

Loss from continuing operations		301,734

Additional shares issued for conversion of debt	2,225
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	40,878	-
Decrease (increase) in accounts receivable	31,190	(303,193)
Increase (decrease) in deferred income		(27,851)
Increase (decrease) in accrued expense		1,804
Increase (decrease) in inventory	540	-
Decrease (increase) in other current assets	10,784	-

Net cash provided by (used in) operating activities		(27,506)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-
Purchase of treasury stock		-
Purchase of Right-Tag		-
Purchase of fixed assets	(2,215)	-

Net cash provided by (used in) investing activities		-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(127,508)	-
Proceeds from APIC		45,000
Translation adjustment		1,233

Net cash provided by (used in) financing activities		46,233

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	23,851	18,727

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH		18,727

CASH AT BEGINNING OF PERIOD	22,847	379,600

CASH AT END OF PERIOD	46,698	398,327

INOVA TECHNOLOGY INC. and SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Inova have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Inova’s latest Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB, have been omitted.

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements. The Company restated its consolidated balance sheet as of July 31, 2007. The restatement corrects for errors made in the financial statements related to management fees.

Goodwill and Intangible Assets

Inova applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets" Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, Inova incurred losses from operations, has negative working capital and has negative cash flows from operations. These conditions raise substantial doubt as to Inova's ability to continue as a going concern. Management is trying to raise additional capital through sales of equity and debt. The financial statements do not include any adjustments that might be necessary if Inova is unable to continue as a going concern.

NOTE 3 - LOANS FROM RELATED PARTIES

Loans payable from related parties consists of advances from existing shareholders. These notes are unsecured, bear interest at 7% to 11%, and are repayable in two to three years.  These notes are convertible into 137,209,302 shares of common stock at conversion prices ranging from $.003 to $.0258 per share.

During the first quarter of 2008, with the additional borrowings from a shareholder, Inova issued 21,000,000 warrants to purchase common stock of Inova to this shareholder.

These warrants are for a term of three years, have an exercise price of $.0033 and vest immediately. Fair value of $63,000 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the three months ended July 31, 2007, include (1) 4.55% discount rate, (2) warrant life of three years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value of $54,428 was recorded as a discount to the note payable at July 31, 2007.

Inova analyzed the convertible notes and warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Inova determined that derivative accounting is not applicable.

Inova analyzed the convertible notes for beneficial conversion feature accounting consideratio under EITF 98-5 and EITF 00-27 and determined the conversion prices when adjusted for the relative fair value of the warrants were below the market trading price of Inova's common stock when the notes were issued, therefore creating a Beneficial Conversion Feature of $54,427 which was recorded as an additional discount to the notes payable at the issue date.

All discounts will be amortized over the life of the notes. A summary of the activity for the quarter is as follows:

Carrying amount of notes on April 30, 2007	$1,102,235
Add: gross proceeds from notes	110,000
Additional interest accrued	21,149
Less: beneficial conversion feature	(54,427)
Less: relative fair value of warrants granted	(54,428)
Less: repayments of notes	(283,671)
Add: amortization of discounts	2,225
Carrying amount of notes on July 31, 2007	$843,083

NOTE 4 - PURCHASE OF RIGHT TAG

On May 1, 2007, Inova acquired Right Tag, Inc. from Right Tag’s shareholders for $325,000 cash plus additional consideration paid to Right Tag’s shareholders based on Right Tag’s gross profit over the next five years.  Right Tag manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.  The entity was acquired in an effort for Inova to expand and pursue potentially profitable and strong investment opportunities.

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at May 1, 2007 are as follows:

Cash	$646
Accounts receivable	4,020
Inventory	12,850
Prepaid expense	115
Goodwill	436,572
Accounts payable	(28,771)
Accrued liabilities	(1,812)
Shareholder loans	(99,160)
Total	$325,000

The results of this acquisition are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchase of Right Tag had been completed on May 1, 2006:

	(Actual)
	Three Months	Three Months
	Ended	Ended
	July 31, 2007	July 31, 2006
Revenues	$385,112	$539,759
Income from continuing operations	67,957	376,796
Loss from discontiuned operations	-	(30,849)
Net income	67,957	345,947
Basic and diluted net income per share from continuing operations	0.00	0.01
Basic and diluted net income (loss) per share from discontinuing operations	-	(0.00)
Basic and diluted net income per share	0.00	0.00
Weighted average common shares	725,524,208	70,383,450

NOTE 5 - COMMON STOCK

During the first quarter of 2008, 2,564,594 common shares were issued to a related party as partial payment of a note payable.  The value of the shares was $46,163 resulting in a reduction of the note payable by that amount.

NOTE 6 - SEGMENT INFORMATION

Inova has three reportable segments, one providing IT solutions and services, one providing data management and storage and one which manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment .  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.

	Edgetech	DM	Right Tag	Totals

Net sales
$35,468
$313,115
$36,529
$385,112

Expenses
154,978
104,003
58,534
317,515

Operating income (loss) from continuing operations
(119,510)
209,112
(22,005)
67,597

NOTE 7 - COMMITMENT AND CONTINGENCIES

The Kims litigation:

Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kims entered into upon the termination of the Kims’ employment with Inova. In May 2007, the Kims were awarded $215,691, which has been accrued by Inova in accounts payable as of July 31, 2007. The company is planning to appeal.

The Top Layer Networks litigation:

In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.  Inova estimates it will be obligated to pay $10,000, which has been accrued by Inova in accounts payable as of July 31, 2007.

The Roy litigation:

In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement.

The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of July 31, 2007. The Company has filed suit against both Xavier Roy and Charles Roy, alleging that they attempted to defraud the Company of approximately $108,000. This matter is ongoing.

Item 2. Management Discussion and Analysis

The information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operation contains “forward looking statements.” Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

In accordance with SFAS 144, “ Accounting for the Impairment or Disposal of Long-Lived assets”, the divestiture of Web’s Biggest, Inc. qualifies as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of this business in discontinued operations within the statements of operations and balance sheets for all periods presented.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JULY 31, 2007

Net revenues decreased from $486,957 in the three-month period ending July 31, 2006 to $385,112 for the three-month period ending July 31, 2007. This is  due to a focus by management on a large acquisition. A plan to fulfill orders in the backlog will occur in subsequent quarters.

Selling, general and administrative expenses increased from $33,598 for the three months ending July 31, 2007 to $140,197 for the same period in 2007.. These increased expenses are due to the Right Tag acquisition, interest expenses and professional fees associated with the various transactions.

Net income from continuing operations decreased from $377,583 for the three months ending July 31, 2006 to $67,958 for the same period in 2007. The decrease in profit is due to reduced revenues and increased expenses described above.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the three months ended July 31, 2007, have not generated adequate cash to meet our operating needs.  Our Chief Executive Officer has loaned the Company over $500,000 in order to make up for this shortfall in available cash. As of July 31, 2007, we had cash and cash equivalents totaling $46,698, and accounts receivable of $181,238.

Management believes that existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  In order to make up for any shortfall, the Company’s CEO may continue to lend money to the Company; however, he is under no obligation to do so. If he does loan money to the Company, this will result in debt that eventually has to be repaid, which could impact our future cash flow.

Item 3. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Management has evaluated, with the participation of our Chief Executive Officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of the end of the period covered by this report and concluded that our disclosure controls and procedures were not effective to ensure that all material information required to be disclosed in this Quarterly Report on Form 10-QSB has been made known to them in a timely fashion.  We identified deficiencies in our internal controls and disclosure controls related to the valuation of warrants granted and accounting for convertible notes and the related beneficial conversion feature. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Executive Office and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b)  Changes in internal controls

There have been no significant changes in our internal controls over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1. Litigation

The Kims litigation:

Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kims entered into upon the termination of the Kims’ employment with Inova. In May 2007, the Kims were awarded $215,691, which has been accrued by Inova in accounts payable as of July 31, 2007. The company is planning to appeal.

The Top Layer Networks litigation:

In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.  Inova estimates it will be obligated to pay $10,000, which has been accrued by Inova in accounts payable as of July 31, 2007.

The Roy litigation:

In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement. The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of July 31, 2007. The Company has filed suit against both Xavier Roy and Charles Roy, alleging that they attempted to defraud the Company of approximately $108,000. This matter is ongoing.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not Applicable.

Item 4. Other Information

On August 17, 2007, the Company received notice from the Financial Industry Regulatory Authority (“FINRA”) that the Company’s stock would be removed from the Over the Counter Bulletin Board (“OTCBB”). The Company has requested a hearing, and pursuant to FINRA rules, the Company’s stock will not be removed from the OTCBB unless and until the hearing arbitrator has ruled that the Company’s stock is no longer eligible for OTCBB quotation.

Management of the Company believes that the Company should grow through acquisitions. As a result, Management is currently assessing various acquisition candidates in the Internet and information technology industry. However, there is no assurance that the Company will be able to successfully negotiate an acquisition with another company or raise sufficient capital to fund the acquisition. Even if such an acquisition is negotiated, the final result will depend on due diligence, financing, and regulatory and shareholder approvals, none of which are assured. In the event that the Company chooses to raise capital to fund an acquisition, the issue of new stock may significantly dilute shareholders. Shareholders and potential investors are therefore cautioned to rely only on Inova’s current financial condition and business operations without regard to the possibility of an acquisition.

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000.

Item 5. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 13, 2007	By:	/s/ Adam Radly
Adam Radly
Chief Executive Officer

Dated: September 13, 2007	By:	/s/ Bob Bates
Bob Bates
Chief Financial Officer,

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, Chief Executive Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Inova Technology Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions).

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: September 13, 2007	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Bob Bates, Chief Financial Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Inova Technology Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions).

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: September 13, 2007	/s/ Bob Bates
Acting CFO

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Inova Technology Inc.

On Form 10-QSB for the period ended July 31, 2007, as filed with the Securities and Exchange  Commission  on  the date hereof (the “Report” ), I, Adam Radly, Chief Executive  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly
Adam Radly
Chief Executive Officer
September 13, 2007

Exhibit 32.2

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350

In connection with the Quarterly Report of Inova Technology Inc.

On Form 10-QSB for the period ended July 31, 2007, as filed with the Securities and Exchange  Commission  on  the date hereof (the “Report” ), I, Bob Bates, Chief Financial  Officer of  the  Company,  certify, pursuant to 18 U.S.C. Sec. 1350, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Bob Bates
Bob Bates
Chief Financial Officer
September 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 31, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the transition period from _____________  to _____________

Commission file number  000-27397

INOVA TECHNOLOGY INC.
(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

233 Wilshire Blvd, Suite 400,
Santa Monica, CA, 90401
(Address of principal executive offices)

89146	(310) 857-6666
(Postal Code)	(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes ☐ No

State the number of shares of outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 758,682,436

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of October 31, 2007
(Unaudited)-Restated

					4/30/07

	As Previously	Effect of			As Previously	Effect of
	Reported	Restatement	Restated		Reported	Restatement	Restated
ASSETS

Current assets			0				0
Cash	$24,890		$24,890		$22,847		$22,847
Restricted cash - escrow			$-		339,758		$339,758
Accounts receivables	84,689		84,689		208,408		208,408
Inventory	12,578		12,578
Prepaid and other current assets	3,974		3,974				-

Total current assets	126,131		126,131		571,013		571,013

Fixed assets	3,254		3,254		1,039		1,039
Goodwill	436,572	2,972,945	3,409,517			2,612,304	2,612,304
Intangibles		130,231	130,231			130,231	130,231
Deposit on acquisition of Desert	100,000		100,000

Total assets	$665,957		$3,769,133		$572,052		$3,314,587

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$544,033		$544,033		$532,962		$532,962
Accrued liabilities	25,699		25,699		5,811		5,811
Current maturities of long-term debt - related parties	596,343		596,343		662,690		662,690
Current maturities of long-term debt	99,160		99,160
Deferred income			-				-
Short term debt
Total current liabilities	1,265,235		1,265,235		1,201,463		1,201,463

Long term debt - net of current maturities	277,173		277,173		439,545		439,545
Long term debt - related parties, net of current maturities

Total liabilities	1,542,408		1,542,408		1,641,008		1,641,008

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 758,682,436 shares shares issued and outstanding	758,682		758,682		725,524		725,524
Treasury stock			-				-
Accumulated other comprehensive income			-				-
Additional paid-in capital	(897,869)	3,283,176	2,385,307		(1,203,291)	2,792,304	1,589,013
Retained deficit	(737,264)	(180,000)	(917,264)		(591,189)	(49,769)	(640,958)
Total stockholders' deficit	(876,451)		2,226,725		(1,068,956)		1,673,579

Total liabilities and stockholders' deficit	$665,957		$3,769,133		$572,052		$3,314,587

				$-

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended October 31, 2007
(Unaudited)-Restated

	10/31/07	10/31/06

Revenues	90,954	482,421

Cost of revenues	(65,255)	(120,923)
Operating expenses	(112,566)	(242,852)

Operating loss		118,646

Other income (expense):
Loss on exchange of business assets
Interest income		141
Interest expense	(127,163)	-

Income (loss) from continuing operations	(214,030)	118,787

Loss from discontinuing operations

Net income (loss)	(214,030)	118,787

Basic and diluted income (loss) per share:

From continuing operations	-	0
From discontinued operations	-	-
Total	-	0

Weighted average common shares	725,864,137	703,983,450

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 6 months ended October 31, 2007
(Unaudited)-Restated

	10/31/07	10/31/06

Revenues	476,066	1,082,381

Cost of revenues	(210,518)	(204,798)
Operating expenses	(235,623)	(457,279)

Operating loss	29,925	420,304

Other income (expense):
Loss on exchange of business assets
Interest income		217
Interest expense	(175,998)	-

Income (loss) from continuing operations	(146,073)	420,521

Loss from discontinuing operations

Net income (loss)	(146,073)	420,521

Basic and diluted income (loss) per share:

From continuing operations	-	0
From discontinued operations	-	-
Total	-	0

Weighted average common shares	725,964,173	703,983,450

INOVA TECHNOLOGY INC. and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Inova have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Inova’s latest Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB, have been omitted.

Goodwill and Intangible Assets

Inova applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets" Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements. The Company restated its consolidated balance sheet as of October 31, 2007. The restatement corrects for errors made in the financial statements related to management fees.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, Inova incurred losses from operations, has negative working capital and has negative cash flows from operations. These conditions raise substantial doubt as to Inova's ability to continue as a going concern. Management is trying to raise additional capital through sales of equity and debt. The financial statements do not include any adjustments that might be necessary if Inova is unable to continue as a going concern.

NOTE 3 - LOANS FROM RELATED PARTIES

Loans payable from related parties consists of advances from existing shareholders. These notes are unsecured, bear interest at 7% to 11%, and are repayable in two to three years.  These notes are convertible into 137,209,302 shares of common stock at conversion prices ranging from $.003 to $.0258 per share.

During the first quarter of fiscal 2008, with the additional borrowings from a shareholder, Inova issued 21,000,000 warrants to purchase common stock of Inova to this shareholder.

These warrants are for a term of three years, have an exercise price of $.0033 and vest immediately. Fair value of $63,000 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the three months ended October 31, 2007, include (1) 4.55% discount rate, (2) warrant life of three years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value of $54,428 was recorded as a discount to the note payable at October 31, 2007.

Inova analyzed the convertible notes and warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Inova determined that derivative accounting is not applicable.

Inova analyzed the convertible notes for beneficial conversion feature accounting consideratio under EITF 98-5 and EITF 00-27 and determined the conversion prices when adjusted for the relative fair value of the warrants were below the market trading price of Inova's common stock when the notes were issued, therefore creating a Beneficial Conversion Feature of $54,427 which was recorded as an additional discount to the notes payable at the issue date.

All discounts will be amortized over the life of the notes using the effective interest method. A summary of the activity for the six month ended October 31, 2007 is as follows:

Carrying amount of notes on April 30, 2007	$1,102,235
Add: gross proceeds from notes	273,396
Additional interest accrued	40,231
Less: beneficial conversion feature	(54,427)
Less: relative fair value of warrants granted	(54,428)
Less: repayments of notes	(442,619)
Add: amortization of discounts	9,128

Carrying amount of notes on October 31, 2007	$873,516

NOTE 4 - PURCHASE OF RIGHT TAG

On May 1, 2007, Inova acquired Right Tag, Inc. from Right Tag’s shareholders for $325,000 cash plus additional consideration paid to Right Tag’s shareholders based on Right Tag’s gross profit over the next five years.  Right Tag manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.  The entity was acquired in an effort for Inova to expand and pursue potentially profitable and strong investment opportunities.

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at May 1, 2007 are as follows:

Cash	$646
Accounts receivable	4,020
Inventory	12,850
Prepaid expense	115
Goodwill	436,572
Accounts payable	(28,231)
Accrued liabilities	(1,812)
Shareholder loans	(99,160)

Total	$325,000

The results of this acquisition are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchase of Right Tag had been completed on May 1, 2006:

	(Actual) Six Months Ended October 31, 2007	Six Months Ended October 31, 2006
Revenues	$476,066	$561,579

Loss from continuing operations	(146,073)	(100,206)

Loss from discontinued operations	-	280,775

Net income	$(146,073)	$180,569

Basic and diluted net income per share from continuing operations	$0.00	$0.00
Basic and diluted net income (loss) per share from discontinued operations	(0.00)	(0.00)
Basic and diluted net income per share	0.00	0.00

Weighted average common shares	726,806,505	703,983,450

NOTE 5 - COMMON STOCK

During the six months ended October 31, 2007, 33,158,228 common shares were issued to a related party as partial payment of a note payable and account payable with carrying values totaling $149,575 The fair value of the shares was $229,725. Inova recognized additional interest expense of $80,150 as a result of these share issuances.

NOTE 6 - COMMITMENT AND CONTINGENCIES

The Kims litigation:

Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kims entered into upon the termination of the Kims’ employment with Inova. In May 2007, the Kims were awarded $215,691, which has been accrued by Inova in accounts payable as of October 31, 2007. The company is planning to appeal.

The Top Layer Networks litigation:

In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.  Inova estimates it will be obligated to pay $10,000, which has been accrued by Inova in accounts payable as of October 31, 2007.

The Roy litigation:

In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement.

The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of October 31, 2007. The Company has filed suit against both Xavier Roy and Charles Roy, alleging that they attempted to defraud the Company of approximately $108,000. This matter is ongoing.

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000.

Note 7 - SUBSEQUENT EVENTS

Inova closed the acquisition of Desert Communications

Inova signed a definitive agreement to acquire Texas-based Desert Communications (“Desert”) for $5.5 million ($3.2 million to be paid in cash and $2.3 million to be paid under a three-year note payable). During the quarter ended October 31, 2007, the Company deposited $100,000 on the Desert acquisition. The acquisition closed on December 21, 2007.

Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided a $2.5 million line of credit and Boone Opportunity Lenders provided a $2 million debenture. Southbase LLC (a company related to the CEO, Mr Adam Radly) has also agreed to convert $600,000 of outstanding note I into stock of the Company.

Item 2. Management Discussion and Analysis

The information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operation contains “forward looking statements.” Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived assets”, the divestiture of Web’s Biggest, Inc. qualifies as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of this business in discontinued operations within the statements of operations and balance sheets for all periods presented.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED OCTOBER 31, 2007

Net revenues decreased from $105,919 in the three-month period ending October 31, 2006 to $90,954 for the three-month period ending October 31, 2007. This is due to a reduction in marketing over the same period.

Operating expenses decreased from $147,035 for the three months ending October 31, 2006 to $112,566 for the same period in 2007.

Net loss from continuing operations increased from $(147,837) for the three months ending October 31, 2006 to $(214,030) for the same period in 2007. The decrease in profit is due to reduced revenues and increased expenses as described above.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the three months ended October 31, 2007, have not generated adequate cash to meet our operating needs.  Our Chief Executive Officer has loaned the Company over $500,000 in order to make up for this shortfall in available cash. As of October 31, 2007, we had cash and cash equivalents totaling $24,890, and accounts receivable of $84,689.

Management believes that existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  In order to make up for any shortfall, the Company’s CEO may continue to lend money to the Company; however, he is under no obligation to do so. If he does loan money to the Company, this will result in debt that eventually has to be repaid, which could impact our future cash flow.

Item 3. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Management has evaluated, with the participation of our Chief Executive Officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of the end of the period covered by this report and concluded that our disclosure controls and procedures were not effective to ensure that all material information required to be disclosed in this Quarterly Report on Form 10-QSB has been made known to them in a timely fashion.  We identified deficiencies in our internal controls and disclosure controls related to the valuation of warrants granted and accounting for convertible notes and the related beneficial conversion feature. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Executive Office and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b)  Changes in internal controls

There have been no significant changes in our internal controls over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1. Litigation

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not Applicable.

Item 4. Other Information

On May 1, 2007, Inova acquired Right Tag, Inc, a manufacturer and supplier of standards compliant and durable RFID (Radio Frequency Identification) equipment, from Right Tag’s shareholders for $325,000 cash plus additional consideration paid to Right Tag’s shareholders based on Right Tag’s gross profit over the next five years.  Right Tag manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.  The entity was acquired in an effort for Inova to expand and pursue potentially profitable and strong investment opportunities.

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at May 1, 2007 are as follows:

Cash	$646
Accounts receivable	4,020
Inventory	12,850
Prepaid expense	115
Goodwill	436,572
Accounts payable	(28,231)
Accrued liabilities	(1,812)
Shareholder loans	(99,160)

Total	$325,000

The results of this acquisition are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchase of Right Tag had been completed on May 1, 2006:

	(Actual) Six Months Ended October 31, 2007		Six Months Ended October 31, 2006
Revenues		$476,066		$561,579

Loss from continuing operations		(146,073)		(100,206)

Loss from discontinued operations		-		280,775

Net income		$(146,073)		$180,569

Basic and diluted net income per share from continuing operations	$	(0.00)	$	(0.00)
Basic and diluted net income (loss) per share from discontinued operations		(0.00)		(0.00)
Basic and diluted net income per share		(0.00)		0.00

Weighted average common shares		726,806,505		703,983,450

Item 5. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).

31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).

32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2008	By:	/s/ Adam Radly
Adam Radly Chief Executive Officer

Dated: February 15, 2008	By:	/s/ Bob Bates
Bob Bates Chief Financial Officer,

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended January 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
For the transition period from ______________ to _____________

	Commission file number	000-27397

INOVA TECHNOLOGY INC.

(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

233 Wilshire Blvd, Suite 400,
Santa Monica, CA, 90401

(Address of principal executive offices)

89146	(310) 857-6666
(Postal Code)	(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the number of shares of outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 949,217,911

Transitional Small Business Disclosure Format (Check one):	Yes ☐	No ☒

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of January 31, 2008 (Unaudited)

	As Previously	Effect of
	Reported	Restatement	Restated		1/31/07
ASSETS

Current assets
Cash	$295,687		$295,687		945
Restricted cash - escrow			$-		204,075
Accounts receivables	2,472,877		2,472,877
Inventory	334,085		334,085
Prepaid and other current assets	28,751		28,751

Total current assets	3,131,400		3,131,400		205,020

Fixed assets	166,692		166,692		19,262
Goodwill	4,711,572	2,972,945	7,684,517		2,612,304
Deposit on acquisition of Desert			-		250,445

Total assets	$8,009,664		$10,982,609		3,087,031

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$1,410,032		$1,410,032		282,000
Accrued liabilities	221,478		221,478		30,797
Current maturities of long-term debt - related parties	4,435,395		4,435,395		801,724
Current maturities of long-term debt			-
Deferred income	390,568		390,568
Short term debt	99,160		99,160
Total current liabilities	6,556,633		6,556,633		1,114,521

Long term debt - net of current maturities	1,724,468		1,724,468
Long term debt - related parties, net of current maturities

Total liabilities	8,281,101		8,281,101		1,114,521

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding					25,000
Common stock, $0.001 par value; 3,000,000,000 shares authorized; 949,217,911 shares shares issued and outstanding	949,219		949,219		70,288
Treasury stock			-
Accumulated other comprehensive income			-		(7,061)
Additional paid-in capital	367,803	3,152,945	3,520,748		2,377,368
Retained deficit	(1,588,459)	(180,000)	(1,768,459)		(493,085)
Total stockholders' deficit	(271,437)		2,701,508		1,972,510

Total liabilities and stockholders' deficit	$8,009,664		$10,982,609		3,087,031

				$-

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

Revenues	1,018,853	490,643

Cost of revenues	(676,320)	(473,055)
Operating expenses	(752,705)	(184,095)

Operating loss	(410,172)	(166,507)

Other income (expense):
Loss on exchange of business assets		(1,226,061)
Interest income		119
Interest expense		(20,609)

Income (loss) from continuing operations	(851,194)	(1,413,058)

Loss from discontinuing operations		(38,124)

Net income (loss)		(1,451,182)

Basic and diluted income (loss) per share:

From continuing operations	(0)	(0)
From discontinued operations	(0)	(0)
Total	(0)	(0)

Weighted average common shares	758,682,436	70,288,450

2

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 9 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

Revenues	1,494,919	978,757

Cost of revenues	(886,838)	(408,197)
Operating expenses	(1,007,178)	(517,724)

Operating loss	(399,097)	52,836

Other income (expense):
Loss on exchange of business assets		(1,226,061)
Interest income		336
Interest expense	(598,170)	(20,609)

Income (loss) from continuing operations	(997,267)	(1,193,498)

Loss from discontinuing operations		84,888

Net income (loss)		(1,108,610)

Basic and diluted income (loss) per share:

From continuing operations	(0)	(0)
From discontinued operations	0	0
Total	(0)	(0)

Weighted average common shares	737,431,815	703,983,450

3

Consolidated Statements of Cash Flows
For the 9 months ended January 31, 2008
(Unaudited)-Restated

	1/31/08	1/31/07

CASH FLOWS OPERATING ACTIVITIES
Net loss	(997,267)	(1,108,610)
Add: income (loss) from discontinued operations		(84,888)

Loss from continuing operations		(1,193,498)

Additional shares issued for conversion of debt	268,444
Depreciation and amortization expense	208,690
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	874,139	(212,201)
Decrease (increase) in accounts receivable	146,246	343,145
Increase (decrease) in deferred income		(157,622)
Increase (decrease) in accrued expense	390,568	-
Increase (decrease) in inventory	(27,952)	-
Decrease (increase) in current assets	317,776	-

Net cash provided by (used in) operating activities	1,180,644	(1,220,176)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		73,259
Purchase of Desert	(3,725,000)
Purchase of treasury stock		-
Purchase of Right-Tag	(325,000)	-
Purchase of fixed assets	(2,215)	(3,055)

Net cash provided by (used in) investing activities	(4,052,215)	70,204

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	3,128,891	678,254
Proceeds from APIC	15,520	105,000
Translation adjustment		(11,938)

Net cash provided by (used in) financing activities	3,144,411	771,316

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	272,840	(378,656)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	272,840	(378,656)

CASH AT BEGINNING OF PERIOD	22,847	379,600

CASH AT END OF PERIOD	295,687	944

4

INOVA TECHNOLOGY INC. and SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Inova have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Inova’s latest Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the consolidated financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB, have been omitted.

Goodwill and Intangible Assets

Inova applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets". Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually.

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements. The Company restated its consolidated balance sheet as of January 31, 2008. The restatement corrects for errors made in the financial statements related to management fees.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, Inova incurred losses from operations, has negative working capital and has negative cash flows from operations. These conditions raise substantial doubt as to Inova's ability to continue as a going concern. Management is trying to raise additional capital through sales of equity and debt. These financial statements do not include any adjustments that might be necessary if Inova is unable to continue as a going concern.

NOTE 3 - PURCHASE OF RIGHT TAG AND DESERT COMMUNICATIONS

On May 1, 2007, Inova acquired Right Tag, Inc. for $325,000 cash plus additional consideration paid to Right Tag’s shareholders based on Right Tag’s gross profit over the next five years.  Right Tag manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.  The entity was acquired in an effort for Inova to expand and pursue potentially profitable and strong investment opportunities in the RFID industry.

5

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at May 1, 2007 are as follows:

Cash	$646
Accounts receivable	4,020
Inventory	12,850
Prepaid expense	115
Goodwill	436,572
Accounts payable	(28,231)
Accrued liabilities	(1,812)
Shareholder loans	(99,160)

Total	$325,000

On December 21, 2007, Inova acquired Texas-based Desert Communications (“Desert”) for $5.9 million ($3.2 million cash, a $2.5 million notes payable and a $0.2 million payable).

Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided $1.4 million of a $2.5 million line of credit and Boone Opportunity Lenders provided a $1.8 million debenture. IBM’s line of credit and Boone’s loans are secured by all of Inova’s and Inova’s subsidiaries assets. Inova also signed a $2.5 million promissory note payable to the previous owners of Desert. See Note 5 for more details.

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at December 21, 2007 are as follows:

Cash	$2,222,632
Accounts receivable	2,406,695
Inventory	293,283
Prepaid expense	6,654
Fixed assets	167,139
Goodwill	4,275,000
Accounts Payable and accrued liabilities	(3,434,077)

Total	$5,937,326

6

The results of these acquisitions are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchases of Right Tag and Desert had been completed on May 1, 2006:

	(Proforma) Nine Months Ended January 31, 2008	(Proforma) Nine Months Ended January 31, 2007
Revenues	$11,099,452	$12,925,458
Income (Loss) from continuing operations	(125,444)	761,675
Loss from discontinued operations	-
Net income	(125,444)	761,675
Basic and diluted net income per share from continuing operations	$(0.00)	$0.00
Basic and diluted net income (loss) per share from discontinued operations	(0.00)	0.00
Basic and diluted net income per share	(0.00)	0.00
Weighted average common shares	737,431,815	70,288,450

NOTE 4 – LOANS FROM RELATED PARTIES

Loans payable from related parties consists of advances from existing shareholders. These notes are unsecured, bear interest at 7% to 11%, and are repayable in two to three years.  These notes are convertible into 137,209,302 shares of common stock at conversion prices ranging from $.003 to $.0258 per share.

During the first quarter of fiscal 2008, with the additional borrowings from a shareholder, Inova issued 21,000,000 warrants to purchase common stock of Inova to this shareholder.

These warrants are for a term of three years, have an exercise price of $.0033 and vest immediately. Fair value of $63,000 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the three months ended January 31, 2008, include (1) 4.55% discount rate, (2) warrant life of three years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value of $54,428 was recorded as a discount to the note payable at January 31, 2008.

Inova analyzed the convertible notes and warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Inova determined that derivative accounting is not applicable.

7

Inova analyzed the convertible notes for beneficial conversion feature accounting consideration under EITF 98-5 and EITF 00-27 and determined the conversion prices when adjusted for the relative fair value of the warrants were below the market trading price of Inova's common stock when the notes were issued, therefore creating a Beneficial Conversion Feature of $54,427 which was recorded as an additional discount to the notes payable at the issue date.

In December 2007, Southbase LLC (a company related to the CEO, Mr. Adam Radly, agreed to convert $719,032 of cash loaned to the company plus the interest accrued on the loan into 185,964,912 common shares of the company. As the result of the conversion, Inova recognized the remaining discounts of $99,727 during the nine months ended January 31, 2008.

All discounts will be amortized over the life of the notes using the effective interest method. A summary of the activities for the nine month ended January 31, 2008 is as follows:

Carrying amount of notes on April 30, 2007	$1,102,235
Add: gross proceeds from notes	318,396
Additional interest accrued	53,231
Less: beneficial conversion feature	(54,427)
Less: relative fair value of warrants granted	(54,428)
Less: repayments of notes	(394,324)
Less: repayments of notes by share issuances	(857,520)
Add: amortization of discounts	108,855

Carrying amount of notes on January 31, 2008	$222,018

NOTE 5 - NOTES PAYABLE

In December 2007, a note payable of $1,792,000 was issued at a rate of 11.25% for 1.25 years by Boone Opportunity Lenders.

This loan has the following financial requirements:

1) Maintain availability under IBM $2.5 million line of credit of $250,000 or greater;

2) EBITDA of $1.7 million for 12 month period ending December 31, 2008 and $300,000 for each 3-month period beginning December 31, 2007;

3) No concentration above $2.5 million to any supplier through the IBM facility;

4) No concentration above 20% to any single customer;

8

5) No single accounts payable more than the greater of $300,000 or 20% of the accounts receivable balance under 60 days. The portion beyond 90 days past due must be less than 10% of the total accounts receivable.

As of January 31, 2008, the minimum time to measure had not elapsed, therefore, no determination of compliance was made as of that date.

167,279,258 warrants were issued to Boone with this note. The warrants expire in March 2012. 162,672,600 warrants have an aggregated exercise price of $200 and 4,606,658 warrants have an exercise price of $0.026 per share. The fair value of these warrants was calculated using the Black-Scholes Model include (1) 3.48% discount rate, (2) warrant life of 5 years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value and a discount of $487,200 was recorded at January 31, 2008.

Inova signed a put option agreement with Boone whereby anytime between June 10, 2010 and June 10, 2012, Boone can require Inova to repurchase from Boone up to 167,279,258 shares of Common Stock for $1,280,000. If at the time the Put is exercised, Boone was required to use the guaranty under the debenture, the repurchase price for the shares would be $1,440,000. The Put is not in effect until Boone exercises their warrants. As of January 31, 2008, the warrants had not been exercised.

Inova analyzed the notes and warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Inova determined that derivative accounting is not applicable.

Inova entered into a registration agreement with Boone requiring that a filing be done for the number of Registrable Securities equal to the lesser of (i) the total number of Registrable Securities and (ii) one-third of the number of issued and outstanding shares of Common Stock that are held by non-affiliates. Regristrable securities are (i) all Warrant Shares (ii) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Warrants (iii) all Put Shares (iv) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event. Inova shall pay to Bonne an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.00% of the aggregate purchase price paid by Boone pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by Boone. The parties agree that Inova shall not be liable for liquidated damages under this Agreement with respect to any Warrants or Warrant Shares. Inova analyzed the registration right arrangement under the guidance of FSP EITF 00-19-b and determined that the contingent obligation to make future payments under the registration payment arrangement is not probable and can not be reasonably estimated at inception because currently Boone has not yet exercised the outstanding warrants and the registration right arrangement would not be effective until the warrants become Common Shares.

All discounts will be amortized over the life of the notes using the effective interest method. A summary of the activity for the nine month ended January 31, 2008 is as follows:

9

Carrying amount of notes on April 30, 2007
Add: gross proceeds from notes	$1,792,000
Less: relative fair value of warrants granted	(487,200)
Add: amortization of discount	96,133

Carrying amount of notes on January 31, 2008	$1,400,933

There are notes payable to the previous owners of Desert Communications in the amount of $2,475,000. The interest rates are 7% and they are payable over 2 years.

Desert had a $2.5 million line of credit with IBM. The interest rate is prime plus 2% and the facility had a balance of $1,427,820 at January 31, 2008.

NOTE 6 - COMMON STOCK

During the nine months ended January 31, 2008, 37,728,791 common shares were issued to a related party as partial payment of a note payable and account payable with carrying values totaling $195,738. The fair value of the shares was $275,888. Inova recognized additional interest expense of $80,150 related to the excess of fair value of the shares compared to the carrying balance of the liabilities.

In December 2007, Southbase LLC (a company related to the CEO, Mr. Adam Radly, agreed to convert $719,032 of cash loaned to the company plus the interest accrued on the loan into 185,964,912 common shares of the company. $400,000 was converted into 133,333,333 common shares at the stated rate of $0.003 per share, $200,000 was converted into 7,751,938 common shares at the stated rate of $0.026 per share and the remaining $119,032 was converted to 44,879,641 shares at their fair value of $426,357. Inova recognized additional interest expense of $188,293 related to the excess of fair value of the shares compared to the carrying balance of the liabilities.

NOTE 7 - COMMITMENT AND CONTINGENCIES

The Kim’s litigation:

Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kim’s claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kim’s entered into upon the termination of the Kim’s’ employment with Inova. In May 2007, the Kim’s were awarded $215,691, which has been accrued by Inova in accounts payable as of January 31, 2008. Inova is planning to appeal.

10

The Top Layer Networks litigation:

In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.  Inova estimates it will be obligated to pay $10,000, which has been accrued by Inova in accounts payable as of January 31, 2008.

The Roy litigation:

In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement.

The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of January 31, 2008.

Inova has filed suit against both Xavier Roy and Charles Roy, alleging that they attempted to defraud the Company of approximately $108,000. This matter is ongoing.

11

Item 2. Management Discussion and Analysis

The information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operation contains “forward looking statements.” Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived assets”, the divestiture of Web’s Biggest, Inc. qualifies as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of this business in discontinued operations within the statements of operations and balance sheets for all periods presented.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2008

Net revenues increased from $575,652 in the three-month period ending January 31, 2007 to $1,018,853 for the three-month period ending January 31, 2008. This is due to the revenues from the newly-acquired Desert Communications.

Operating expenses increased from $254,104 for the three months ending January 31, 2007 to $752,705 for the same period in 2008. This was mainly due to the financing expenses incurred in raising cash to acquire Desert Communications.

Net loss from continuing operations decreased from $(1,398,058) for the three months ending January 31, 2007 to $(851,194) for the same period in 2008. This is due to the profit from the newly-acquired Desert Communications.

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2008

Net revenues increased from $978,757 in the three-month period ending January 31, 2007 to $1,494,919 for the three-month period ending January 31, 2008. This is due to the revenues from the newly-acquired Desert Communications.

Operating expenses increased from $412,724 for the three months ending January 31, 2007 to $1,007,178 for the same period in 2008. This was mainly due to the financing expenses incurred in raising cash to acquire Desert Communications.

12

Net loss from continuing operations decreased from $(1,003,610) for the three months ending January 31, 2007 to $(997,267) for the same period in 2008. This is due to the profits from the newly-acquired Desert Communications.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the three months ended January 31, 2008, have not generated adequate cash to meet our operating needs.  As of January 31, 2008, we had cash and cash equivalents totaling $295,687, and accounts receivable of $2,472,877.

Management believes that existing cash, cash equivalents and investments in marketable debt securities, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.

13

Item 3. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Management has evaluated, with the participation of our Chief Executive Officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of the end of the period covered by this report and concluded that our disclosure controls and procedures were not effective to ensure that all material information required to be disclosed in this Quarterly Report on Form 10-QSB has been made known to them in a timely fashion.  We identified deficiencies in our internal controls and disclosure controls related to the valuation of warrants granted and accounting for convertible notes and the related beneficial conversion feature. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Executive Office and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b)  Changes in internal controls

There have been no significant changes in our internal controls over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14

PART II

Item 1. Litigation

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not Applicable.

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $180,000

Item 4. Other Information

On December 21, 2007, Inova acquired Texas-based Desert Communications (“Desert”) for $5.9 million ($3.3 million cash, a $2.4 million notes payable and a $0.2 million payable).

Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided $1.4 million of a $2.5 million line of credit and Boone Opportunity Lenders provided a $1.8 million debenture. IBM’s line of credit and Boone’s loans are secured by all of Inova’s and Inova’s subsidiaries assets. Inova also signed a $2.5 million promissory note payable to the previous owners of Desert. See Note 5 for more details.

The purchase price allocation is preliminary awaiting a final valuation of the assets acquired.  The estimated fair values of the assets acquired and the liabilities assumed at December 21, 2007 are as follows:

Cash	$2,222,632
Accounts receivable	2,406,695
Inventory	293,283
Prepaid expense	6,654
Fixed assets	167,139
Goodwill	4,275,000
Accounts Payable and accrued liabilities	(3,434,077)

Total	$5,937,326

15

The results of these acquisitions are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchase of Right Tag had been completed on May 1, 2006 and Desert December 31, 2006:

	(Proforma) Nine Months Ended January 31, 2008	(Proforma) Nine Months Ended January 31, 2007

Revenues	$11,099,452	$12,925,458
Income (Loss) from continuing operations	(125,444)	761,675
Loss from discontinued operations	-
Net income	(125,444)	761,675
Basic and diluted net income per share from continuing operations	$(0.00)	$0.00
Basic and diluted net income (loss) per share from discontinued operations	(0.00)	0.00
Basic and diluted net income per share	(0.00)	0.00
Weighted average common shares	737,431,815	70,288,450

16

Item 5. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2008	By:	/s/ Adam Radly
Adam Radly
Chief Executive Officer

Dated: March 21, 2008	By:	/s/ Bob Bates
Bob Bates
Chief Financial Officer,

17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-KSB/A

☒ ANNUAL REPORT UNDER SECTION 13 OR 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended
April 30, 2008

Commission File # 000-27397

INOVA TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

98-0204280
(IRS Employer Identification Number)

233 Wilshire Boulevard, Suite 400, Santa Monica, California 90401
(Address of principal executive offices)(Zip Code)

800-757-9808
(Registrant's telephone no., including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON STOCK, $0.001 PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Revenues for year ended April 30, 2008: $5,442,402

Number of shares of the registrant's common stock outstanding as of August 1, 2008 was: 956,911,693.

 DOCUMENTS INCORPORATED BY REFERENCE

Transitional Small Business Disclosure Format (Check one): Yes ☒;   No ☐

This filing amends our Annual Report on Form 10-KSB for the year ended April 30, 2008, previously filed on August 13, 2008. Specifically, 1) The interest paid on the cash flow statement has been corrected, 2) The interest rate on a related party transaction was corrected 3) The tax valuation allowance has been corrected 4) The internal controls wording has been modified and several typographical errors have been fixed.

Inova Technology Inc.

Form 10-KSB

PART I

Item 1 Description of Business

Organization and History of the Company

Inova Technology Inc. (the “Company”) was incorporated in Nevada in 1997, as Newsgurus.com, Inc. The company changed its name to Secure Enterprise Solutions Inc. in 2002, then to Edgetech Services Inc. In 2007, the Company assumed its present name of Inova Technology, Inc.

In 2005, Edgetech entered into an agreement with the shareholders of Web’s Biggest, Inc., Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, (collectively, “Web’s Biggest”) which resulted in Edgetech issuing 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of Edgetech.

In 2006, Edgetech bought certain assets of Data Management, Inc., a Nevada corporation in exchange for 25 million convertible preferred shares. The convertible shares used to acquire it represented approximately 90% of the voting stock of Edgetech on a fully diluted basis. Concurrently, Edgetech sold its wholly-owned subsidiary, Web’s Biggest Limited, to Advisors LLC in exchange for 25 million convertible preferred shares of Edgetech Services, Inc. held by Advisors LLC.  The 25 million convertible preferred shares given to buy Data Management were the same 25 million convertible preferred shares received from the sale of Web’s Biggest.

Prior to these transactions described above, the Company was controlled by Advisors LLC, an entity related to Mr. Paul Aunger, an officer and director of the registrant. When the transactions described above were completed, this resulted in a change of control of the Company and the controlling shareholder became Southbase International Ltd., an entity related to Mr. Adam Radly, an officer and director of the Company. Prior to these transactions, the unaffiliated shareholders of the Company owned approximately

10% of the Registrant and they continued to own approximately 10% of the Company on a fully diluted basis.

On May 1, 2007, Inova also acquired RightTag Inc., a manufacturer of radio frequency identification (“RFID”) products.

On December 21, 2007, Inova acquired Texas-based Desert Communications (“Desert”) for $5.9 million ($3.3 million paid in cash and $2.6 million to be paid under notes payable).

Description of the Company’s Business

Inova is a technology holding company. Inova has four subsidiaries. These subsidiaries and their respective businesses are listed below:

Subsidiary/Division	Business
Edgetech Services Inc.	IT services and consulting
Data Management Inc. (dormant)	Government consulting and
procurement
RightTag, Inc.	Manufacturer of radio
frequency identification (RFID)
products
Desert Communications, Inc.	IT consulting and sales of
computer systems

Item 2. Description of Property.

Inova does not own any property.

Item 3. Legal Proceedings

The Kim’s litigation
Two former officers and directors of Edgetech, Tae Ho Kim and Sang Ho Kim, filed suit against the Company and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that the Company breached an alleged employment agreement with them, as well as the separation agreement that the Company and the Kims entered into upon the termination of the Kims employment with the Company. The lawsuit claims compensatory damages in the amount of CDN$694,000 and bad faith and punitive damages of CDN$800,000.

Following an investigation into the Kim’s’ management of the Company conducted by the Company’s legal counsel, the Company found that the Kims wrongfully retained Company property upon their separation from the Company and also issued themselves 25 million shares of Edgetech stock without complying with the terms of the corporate resolution granting them this stock. The Company believed that these actions represented a breach of fiduciary duty to the Company and a violation of the separation agreement. Furthermore, the Company believed that the Ontario court in which the Kims filed their lawsuit did not have jurisdiction over Inova. As a result, the Company believed that it had several strong defenses to the Kim’s lawsuit.

The Kims brought a motion to find the Company in breach of the settlement agreement. The Company’s position was that no agreement had been reached. The Company also asserted various procedural arguments.

In May 2007, the court found that Inova had breached the settlement agreement and granted the Kim’s motion. The court entered judgment against Inova for $215,691. Inova has not paid this judgment.

The Top Layer Networks litigation
In January 2006, Top Layer Networks, Inc., a provider of hardware to our Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000.

The Company had originally negotiated a settlement of this case; however, due to cash flow problems, the Company did not implement the settlement. On April 18, 2008, the case was called for trial and Inova did not appear. The court therefore granted Top Layer judgment against Inova. A signed judgment has not been issued, and as a result, we do not know the full amount of Inova’s liability.

The Roy litigation
In February 2006, Mr. Charles Roy sued the Company in the Superior Court of the State of California for the County of Los Angeles. The lawsuit alleged that the Company breached a consulting agreement by not paying him the amounts contained in the agreement and sought monetary damages of $90,000.

At approximately the same time as Mr. Xavier Roy resigned as CEO, the Company discovered that Xavier Roy had executed the agreement. The agreement required the Company to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that the Company must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.

The Company claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to the Company, and that as a result, Mr. Roy did not have authority to enter into the agreement.

The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 plus legal fees against the Company.

Item 4. Submission of Matters to a Vote of Security Holders and Small Business Issuer Purchases of Securities.

No matters were submitted to a vote of security holders through solicitation or otherwise during the fourth quarter of the fiscal year covered by this report.

PART II.

Item 5. Market for Common Equity and Related Stockholder Matters.

The Company’s common stock is traded on the pink pages under the symbol “IVTH.PK” Our CUSIP No. is 45776L100 .

The following table lists the high and low closing sales prices for each quarter on the OTCBB for our common shares for the past two fiscal years. The below quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

30-Apr-08	0.01	0.01

31-Jan-08	0.01	0.01

31-Oct-07	0.01	0.01

31-Jul-07	0.02	0.02

30-Apr-07	0.10	0

31-Jan-07	0.01	0.01

31-Oct-06	0.02	0.01

31-Jul-06	0.02	0.01

There are no restrictions that limit our ability to pay dividends on our common stock.  We have not declared any dividends since incorporation and we do not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and expansion of our business.

Item 6. Management’s Discussion and Analysis or Plan of Operation

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED APRIL 30, 2008

Total revenues (net sales) increased from $1,615,187 for the twelve month period ending April 2007 to $5,442,402 for the twelve-month period ending April 30, 2008.  This is primarily the result of revenues produced from the acquisition of Desert Communications. Desert was acquired on December 21, 2007 therefore the revenue for Inova for the 12 months ending April 30 2008 only includes revenue from Desert for the period from December 21, 2007 to April 30, 2008.

The Company’s selling, general and administrative expenses increased from $1,546,551 for the twelve months ending April 30, 2007 to $2,195,557 for the same period in 2008. This is primarily the result of the expenses from Desert.

Last fiscal year, the Company reported a net loss from continuing operations in the amount of $540,649; this loss increased to $976,062 for the fiscal year ended April 30, 2008. This has been caused by much larger interest expenses this year based on the significant borrowings associated with acquisitions.

The Company expects revenues to continue to increase as a result of the acquisition of Desert. In addition, once the Company pays off the debt incurred to acquire Desert, cash flow should improve considerably.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities for the twelve months ended April 30, 2008, did not generate adequate cash to meet our operating needs and were partly funded by our borrowing of cash from related parties.

As of April 30, 2008, we had cash and cash equivalents totaling $12,167 and total current assets were $3,550,316, total current liabilities were $6,270,275 and total stockholders’ equity was $1,401,948.

Management believes existing cash together with any cash generated from operations will be not be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.  We may need to sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position and/or finance acquisitions, and the sale of additional equity securities could result in additional dilution to our stockholders.

OFF-BALANCE SHEET ARRANGEMENTS

None.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Inova Technology, Inc.
Santa Monica, California

We have audited the accompanying consolidated balance sheets of Inova Technology, Inc., as of April 30, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended April 30, 2008 and 2007. These consolidated financial statements are the responsibility of Inova’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inova as of April 30, 2008 and 2007 and the results of its consolidated operations and its consolidated cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, the Company has restated its financial statements for the year ended April 30, 2007 related to the accounting for acquisition of Web’s Biggest, unrecorded management fees and invalid share issuances.

As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that Inova will continue as a going concern. Inova requires significant amount of cash in its operations and does not have sufficient cash to fund its operations for the next twelve months, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas
August 13, 2008

INOVA TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

		(Restated)
	April 30,	April 30,
	2008	2007 (Restated)

ASSETS

Current assets
Cash	$12,167	$22,847
Restricted cash - escrow	—	339,758
Accounts receivables, net	769,918	208,408
Contract receivables, net	2,233,252	—
Inventory	101,679	—
Cost in excess of billing	198,655	—
Prepaid and other current assets	234,645	—
Total current assets	3,550,316	571,013

Fixed assets, net	183,926	1,039
Intangible assets, net	845,332	130,231
Goodwill	5,904,782	2,612,304
Total assets	$10,484,356	$3,314,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,746,889	$532,962
Accrued liabilities	270,061	5,811
Deferred income	403,792	—
Notes payable - related parties	1,200,855	662,690
Notes payable, net	2,648,678	—
Total current liabilities	6,270,275	1,201,463

Notes payable - net of current maturities	2,812,133	439,545
Total liabilities	9,082,408	1,641,008

Stockholders' equity
Convertible preferred stock, $0.001 par value; 25,000,000 shares
authorized; 4,951,000 shares issued and outstanding	4,951	4,951
Common stock, $0.001 par value; 3,000,000,000 shares
authorized; 600,000,000 shares issued and outstanding	600,000	600,000
Additional paid-in capital	2,774,658	2,070,227
Accumulated deficit	(1,977,661)	(1,001,599)
Total stockholders' equity	1,401,948	1,673,579
Total liabilities and stockholders' equity	$10,484,356	$3,314,587

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended April 30, 2008 and 2007

		(Restated)
	2008	2007

Revenues	$5,442,402	$1,615,187

Cost of revenues	(4,109,518)	(578,336)
Operating expenses	(2,195,557)	(1,436,355)

Operating loss	(862,673)	(399,504)

Other income (expense):
Interest income	—	1,367
Other income	—	9,300
Interest expense	(113,389)	(41,616)

Loss from continuing operations	(976,062)	(430,454)

Income from discontinued operations	—	84,888
Loss from disposal of discontinued operations	—	(1,236,362)

Net loss	(976,062)	(1,581,927)
Translation adjustment	—	(4,877)

Comprehensive loss	$(976,062)	$(1,586,804)

Basic and diluted income (loss) per share:
- from continuing operations	$(0.00)	$(0.00)
- from discontinued operations	—	(0.00)

Basic and diluted income (loss) per share	(0.00)	(0.01)

Weighted average common shares outstanding	600,000,000	332,590,991
NET LOSS PER SHARE

The basic and diluted net loss per share is calculated based on the weighted-average number of common shares outstanding during the year.

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 30, 2008 and 2007

		(Restated)
	2008	2007
CASH FLOWS OPERATING ACTIVITIES
Net loss	$(976,062)	$(1,581,927)
Less: income (loss) from discontinued operations	—	1,151,474
Loss from continuing operations	(976,062)	(430,453)
Adjustments to reconcile net income to net cash used provided by operating activities:
Bad debt expense	17,753	—
Depreciation expense	11,792	25,216
Management fees	—	180,000
Amortization expense	940,442	120,214
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	(375,712)	402,095
Increase (decrease) in inventory	(7,830)	—
Increase (decrease) in cost in excess of billing	112,156	—
Increase (decrease) in prepaid assets	(130,524)	—
Increase (decrease) in A/P and accrued expenses	822,366	28,475
Increase (decrease) in deferred income	403,792	—
Net cash provided by operating activities of continuing operations	818,173	325,547
Net cash used by operating activities of discontinuing operations	—	(1,278,943)
Net cash provided by (used by) operating activities	818,173	(953,396)

CASH FLOW INVESTING ACTIVITIES
Purchase of RightTag	—	(339,758)
Purchase of Desert Communication	(3,725,000)	—
Purchase of fixed assets	(27,540)	—
Net cash used in investing activities of continuing operations	(3,752,540)	(339,758)
Net cash provided by investing activities of discontinuing operations	—	73,259
Net cash provided by investing activities	(3,752,540)	(266,499)

CASH FLOW FINANCING ACTIVITIES
##Proceeds from loans	3,269,820	—
Repayments made on notes payable	(358,401)	—
Proceeds from borrowings on notes payable - related parties	469,513	1,167,557
Repayments made on notes payable - related parties	(472,765)	(304,253)
Capital contributions made by related party	15,520	—
Sale of treasury stock		4,715
Net cash provided by financing activities of continuing operations	2,923,687	868,019
Effect of foreign currency translation	—	(4,877)
NET CHANGE IN CASH	(10,680)	(356,753)
CASH AT BEGINNING OF YEAR	22,847	379,600
CASH AT END OF YEAR	$12,167	$22,847

SUPPLEMENTAL INFORMATION:
Interest paid	$106,496	$15,147
Income taxes paid	—	—

NON-CASH INVESTINGAND FINANCING ACTIVITIES:
Common stock issued for partial payment of notes payable	$—	$92,326
Preferred stock converted to common stock	—	20,049
Common stock issued for conversion of preferred stock	—	508,310
Seller financed purchase of Desert Communication	2,630,801	—
Beneficial conversion feature discount on notes payable	75,856	—
Discount to notes payable on relative fair value of warrants	613,056	—

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
Years ended April 30, 2007 (Restated) and 2008

	Common Stock		Preferred Stock		Treasury Stock				Accumulated
	Shares	Par (0.001)	Shares	Par (0.001)	Shares	Amount	APIC	OCI	Deficit	Total

Balances at April 30, 2006	70,288,450	$70,288	25,000,000	$25,000	137,500	$(4,715)	$2,307,564	$4,877	$580,328	$2,983,342

Shares issued to pay notes payable	21,264,758	21,264					71,061			92,325
Shares issued to acquire Data Management			25,000,000	25,000			(25,000)			—
Shares received for sale of Web's Biggest, LTD			(25,000,000)	(25,000)			25,000			—
Reversal of treasury stock purchase	137,500	138			(137,500)	4,715	(138)			4,715
Preferred shares converted to common shares (restated)	508,309,292	508,310	(20,049,000)	(20,049)			(488,261)			—

Management fees (restated)							180,000			180,000
Translation adjustment								(4,877)		(4,877)
Net loss (restated)									(1,581,927)	(1,581,927)

Balances at April 30, 2007 (Restated)	600,000,000	600,000	4,951,000	4,951	—	—	2,070,226	—	(1,001,599)	1,673,578

Capital contributions from related party							15,520			15,520
Beneficial conversion feature							75,856			75,856
Warrant discount							613,056			613,056
Net loss									(976,062)	(976,062)

Balances at April 30, 2008	600,000,000	$600,000	4,951,000	$4,951	—	$—	$2,774,658	$—	$(1,977,661)	$1,401,948

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ending April 30, 2008 and 2007

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Inova Technology, Inc. was incorporated in Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, then to Edgetech Services Inc. and on August 17, 2006 to Inova Technology, Inc.

On June 1, 2005, Inova acquired Web’s Biggest, Inc., a California Corporation, for 25,000,000 convertible preferred shares to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and $250,000 be used for general working capital of Inova. This transaction was originally recorded as a recapitalization of Inova. Consequently the transaction was considered to be a reverse merger and the accounting treatment was as if Web’s Biggest, Inc acquired Inova. When completed, this transaction resulted in a change of control of Inova. After consummation of the merger, Inova shareholders owned approximately 10% of the newly combined entity.

During 2008, Inova determined that the original accounting for the merger with Web’s Biggest in 2005 was incorrect. Both companies were operating companies and the intent of the combined entity was to continue on with both operations. Inova should have accounted for the transaction as a reverse acquisition whereby Web’s Biggest purchased Inova and fair value and purchase accounting would apply. See Notes 6 and 18 for more details.

On October 18, 2006, Inova purchased 100% of the outstanding capital stock of Data Management, Inc., a Nevada corporation, from the Data Management shareholders in exchange for 25 million of Inova’s convertible preferred shares. The convertible shares used represented approximately 90% of the voting stock of Inova on a fully diluted basis. Data Management was an entity owned by two business entities (Southbase LLC and Advisors LLC) which are owned by Mr. Adam Radly and Mr. Paul Aunger, both officers, directors and majority shareholders of Inova.  It was determined that Data Management was not a business and that the transaction was in substance the purchase of fixed assets.  Inova acquired no other tangible assets or liabilities.  Due to the related party nature of the transaction, the assets purchased were brought over to Inova on their historical cost basis.

Concurrently, Inova sold its wholly-owned subsidiary, Web’s Biggest Limited, to Advisors LLC in exchange for 25 million convertible preferred shares of Inova held by Advisors LLC.  Advisors LLC is a company owned by Mr. Paul Aunger, a director and officer of Inova and accordingly, the transaction was not considered an arm’s length transaction.

The 25 million convertible preferred shares used in the Data Management Transaction were the same 25 million convertible preferred shares received with regards to the Web’s Biggest Transaction. Accordingly, these transactions are viewed as one homogeneous transaction and treated as an exchange of Web’s Biggest’s net assets for Data Management’s net assets, akin to a like-kind exchange of assets.  However, the historical cost basis. (less accumulated depreciation and amortization) of the net assets acquired from Data Management was significantly less than the net assets of Web’s Biggest by approximately $1,236,000.  Accordingly, the difference of $1,236,000 in historical cost basis of the net assets was accounted for as a loss on exchange of assets in the accompanying consolidated statements of operations. This also resulted in the activity of Web’s Biggest being accounted for as discontinued operations.

Prior to the transactions described above Inova was controlled by Advisors, LLC. When the transactions described above were completed, this resulted in a change of control of Inova and the controlling shareholder became Southbase, LLC.  Prior to these transactions, the unaffiliated shareholders of Inova owned approximately 10% of Inova and they continued to own approximately 10% on a fully diluted basis after these transactions. The Board of Directors did not change as a result of the transactions described above.

On May 1, 2007, Inova acquired RightTag, Inc. RightTag manufactures standard compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions.

On December 21, 2007, Inova acquired Texas-based Desert Communications, Inc. Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Inova Technology, Inc. (Nevada) and its wholly owned subsidiaries Desert Communications, Inc., Edgetech Services Inc. (Ontario), Data Management, Inc. and RightTag, Inc. Significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Cash and cash equivalents

For purposes of the statement of cash flows, Inova considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable

Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily include trade receivables from customers in Canada for the year of 2007 and from school districts in Texas for the year of 2008.  Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts.  There allowance for doubtful accounts was $51,659 and $35,000 as of April 30, 2008 and 2007, respectively.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined by the average cost method for all inventories. Inventories consist primarily of components and finished products held for sale. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, Inova evaluates inventory levels and expected usage on a periodic basis and records adjustments as required.

Discontinued Operations

Inova presents the results of operations, financial position and cash flows of operations that have either been sold or that meet the criteria for "held for sale accounting" as discontinued operations. At the time an operation qualifies for held for sale accounting, the operation is evaluated to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of carrying value in excess of fair value less cost to sell is recognized in the period the operations meet held for sale accounting. Management judgment is required to (1) assess the criteria required to meet held for sale accounting, and (2) estimate fair value. Changes to the operation could cause it to no longer qualify for held for sale accounting and changes to fair value could result in an increase or decrease to previously recognized losses.

Property and equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided principally on the straight-line basis method over the estimated useful lives of the assets.  When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to operations.

Intangible assets, goodwill and impairments of long-lived assets

Intangibles are recorded at cost and amortized on the straight-line method over their estimated useful lives. Goodwill is reviewed annually. An impairment analysis at April 30, 2008 was undertaken and an impairment to goodwill of $324,310 was recorded.

Intangible valuation and Goodwill impairment are determined using similar processes. The main step is to compare the fair value of a reporting unit with its carrying amount, including goodwill. Inova determines the fair value by using a discounted cash flow (“DCF”) analysis approach. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on Inova’s budget and long-term business plan, and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Revenue and cost recognition

Inova has four sources of revenues: IT network design and implementation from Desert, computer equipment sales from Desert, IT consulting services from Edgetech and sales of RFID items from RightTag. Revenue that is received before it is earned is classified as deferred revenue.

IT network design and implementation:

Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.

Computer equipment sales, IT consulting services & sales of RFID items:

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

Embedded conversion features

Inova evaluates embedded conversion features within convertible debt and convertible preferred stock under paragraph 12 of SFAS 133 and EITF 00-19 to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under SFAS 133 and EITF 00-19, the instrument is evaluated under EITF 98-5 and EITF 00-27 for consideration of any beneficial conversion feature.

Income taxes

Inova uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. Inova provides a valuation allowance to reduce deferred tax assets to their net realizable value.

Stock based compensation

Effective January 1, 2006, Inova began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, Inova had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. Inova adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods. Inova did not issue any employee options during the years ended April 30, 2008 and 2007.

Basic and diluted net income (loss) per share

Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. For the years ended 2008 and 2007, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Recent accounting pronouncements

Inova does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Inova’s results of operations, financial position or cash flows.

NOTE 3 - GOING CONCERN

As shown in the accompanying consolidated financial statements, Inova incurred recurring losses from continuing operations of $651,752 and $540,649 in 2008 and 2007, respectively, has a working capital deficit of $2,719,959 and has an accumulated deficit of $1,653,351. These conditions raise substantial doubt as to Inova’s ability to continue as a going concern. To address these concerns, management of Inova is trying to raise additional funds and continue to increase revenues from its current businesses.

NOTE 4 - CONTRACTS RECEIVABLE

Completed contracts	$1,639,799
Contracts in progress	593,453
Total Contracts Receivable	$2,233,252

Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows:

Costs incurred on uncompleted contracts	$483,706
Estimated earnings	302,150
Less: Billings to date	(587,201)
Total	$198,655

Included in the accompanying balance sheet under the following captions:

Costs and estimated earnings in excess
of billings on uncompleted contracts	$198,655
Billings in excess of costs and estimated
earnings on uncompleted contracts	—
$198,655

NOTE 5 - PURCHASE OF RIGHTTAG AND DESERT COMMUNICATIONS

Acquisition of RightTag, Inc.:

On May 1, 2007, Inova completed its purchase of RightTag, Inc. by acquiring all of the outstanding shares of RightTag for the purchase price of $325,000. Inova also agreed to pay RightTag’s previous shareholders additional funds based on RightTag’s gross profit over the next five years. RightTag manufactures standard compliant and durable RFID (Radio Frequency Identification) equipment and provides customer friendly RFID solutions. The entity was acquired in an effort for Inova to expand and pursue potentially profitable and strong investment opportunities.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their fair values:

Cash	$646
Accounts receivable	4,020
Inventory	12,850
Prepaid expenses	115
Goodwill	300,870
Intangible assets	135,702
Accounts payable	(28,231)
Accrued liabilities	(1,812)
Shareholder loans	(99,160)
Total	$325,000

The $135,702 of acquired intangible assets (customer list/company name) has a useful life of approximately 3 years.

Acquisition of Desert Communication:

On December 21, 2007, Inova acquired Texas-based Desert Communications (“Desert”) for $5.9 million ($3.3 million paid in cash and $2.6 million to be paid under notes payable).

Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided part of a $2.5 million line of credit and Boone Opportunity Lenders provided a $1.8 million debenture. Inova also signed a $2.3 million promissory note payable to the previous owners of Desert.

The following table presents the preliminary allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their preliminary fair values:

Cash	$2,222,632
Accounts receivable	2,406,695
Inventory	293,283
Prepaid expense	6,654
Fixed assets	167,139
Goodwill	3,414,445
Intangible assets	860,555
Accounts payable and accrued liabilities	(3,434,077)
Total	$5,937,326

Of the $860,555 of acquired intangible assets, $498,930 was preliminarily assigned to the customer list which has a useful life of approximately 3 years and the remaining $361,625 was preliminarily assigned to three employment agreements which have an average contract life of 2 years.

The results of these acquisitions are included in the consolidated financial statements from the date of acquisition.  The following shows the unaudited pro forma results of operations as though the purchases of RightTag and Desert had been completed on May 1, 2006:

	2008	2007
Sales	$17,633,590	$14,944,551
Cost of sales	(12,008,040)	(10,332,197)
G&A	(3,684,974)	(3,058,364)
Interest income (expense)	(550,626)	295,038
Income from continuing operations	1,389,950	1,849,028
Loss on sale of Web’s Biggest	—	(1,226,061)
Income from discontinuing operations	—	170,053
Net income	$1,389,950	$793,020
Basic and diluted net income per share	(0.00)	(0.00)
from continuing operations
Basic and diluted net income per share	(0.00)	(0.00)
from discontinuing operations
Basic and diluted net income per share	(0.00)	(0.00)
Weighted average common shares	600,000,000	332,590,991

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

NOTE 6 - GOODWILL AND INTANGIBLES

RightTag:

In May 2007 when Inova acquired RightTag, Inova accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $436,572, which was preliminarily assigned to goodwill.

During 2008, Inova completed the valuation of the intangible assets acquired in the RightTag transaction. Pursuant to the valuation, purchase price of $135,702 was assigned to the customer list acquired and the remaining $300,870 was assigned to goodwill.

Desert:

In December 2007 when Inova acquired Desert, Inova accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $4,275,000, of which $860,555 was preliminarily assigned to the customer list and employment agreements acquired and the remaining $3,414,445 was preliminarily assigned to goodwill. The allocation is not final as of the date of this report.

Web’s Biggest:

In June 2005 when Inova acquired Web’s Biggest, the original transaction was accounted for as a recapitalization. No goodwill or other intangibles were recognized.

In 2008, Inova discovered that the original transaction between Inova and Web’s Biggest was not accounted for properly. The acquisition should have been recorded as a reverse acquisition whereby Web’s Biggest purchased Inova’s assets and liabilities to be recorded at fair value. In 2008, Inova completed its valuation of the assets and liabilities acquired in the Web’s Biggest merger. Pursuant to the valuation, purchase price of $360,641 was assigned to the customer list acquired and the remaining $2,612,304 was assigned to goodwill. Inova restated its prior year financial statements to reflect the correction of this error. See Note 18 restatement footnote for more details.An impairment analysis at April 30, 2008 has been undertaken and a reduction to goodwill of $324,310 has been booked.

Goodwill consists of the following as of April 30, 2008 and 2007:

	2008	2007
RightTag	$300,870	$—
Desert	3,315,918	—
Edgetech	2,287,994	2,612,304
Total	$5,904,782	$2,612,304

Intangible assets consist of the following as of April 30, 2008:

	2008	2007
RightTag - customer list	$90,468	$—
Desert - customer list	443,493	—
Desert - employment agreements	301,354	—
Edgetech - customer list	10,018	130,231
Total	$845,333	$130,231

For the years ended April 30, 2008 and 2007, Inova recorded amortization expenses of $605,466 and $230,410, respectively.

NOTE 7 - RELATED PARTY TRANSACTION

Due to related parties:
	2008	2007
Due to Southbase, entity associated
with the CEO, matures January 2010,
monthly payments of $11,847, interest
of 7%, unsecured	$861,563	$426,503
Due to IMSS, entity associated with
the CEO, matures January 2010,
no interest, unsecured	—	186,382
Due to former officers, on demand, interest
of 7%, unsecured	—	10,118
Due to Advisors, LLC, entity associated
with the Secretary, matures January 2010,
monthly payments of $15,388, interest of
prime + 3%, secured by receivables (8% at April 30)	247,927	202,142
Due to Advisors, LLC, entity associated
with the Secretary, matures January 2010,
monthly payments of $11,545, interest of
prime + 2%, secured by receivables (7% at April 30)	91,365	277,090
Total due to related parties	$1,200,855	$1,102,235

Other related party transactions:

As of April 30, 2008, part of the related party notes of $247,927 and $91,365 relate to a factoring agreement Inova has with Advisors, LLC. The invoices are put into this agreement so monies can be advanced to Inova before Inova’s customers pay, thereby facilitating payment of operating expenses.

As of April 30, 2007, part of the related party notes of $202,142 and $277,090 relate to a factoring agreement Inova has with Advisors, LLC. The invoices are put into this agreement so monies can be advanced to Inova before Inova’s customers pay, thereby facilitating payment of operating expenses.

During the year ended April 30, 2008, a related party made a contribution to Inova in the amount of $15,520.

NOTE 8 - NOTES PAYABLE

There were no notes payable to third parties as of April 30, 2007. Notes payable consisted of the following as of April 30, 2008:

Note payable - Boone	$1,433,600
Notes payable - individuals	104,118
Notes payable - Desert previous owners	2,697,884
LOC from IBM	1,427,820
Note payable - Agile	250,000
Total notes payable	5,913,422
Unamortized discount	(452,611)
Total as of April 30, 2008	5,460,811
Less: current portion	(2,648,678)
Long term portion	$2,812,133

Note Payable - BOL Opportunity Fund I, LLC (Boone)

In December 2007, Inova borrowed $1,792,000 under a note payable from BOL Opportunity Fund I, LLC. This note has an interest rate of 11.25% per annum and it matures on March 10, 2009. This note is secured by all tangible and intangible assets of Inova, in each case whether now owned or hereafter acquired and wherever located, and all proceeds thereof, together with all proceeds, products, replacements and renewals thereof. This note is also secured by the shares of Desert owned by Inova.

167,279,258 warrants were issued to Boone with this note. These warrants expire in March 2012. 162,672,600 warrants have an aggregated exercise price of $200 and 4,606,658 warrants have an exercise price of $0.026 per share. The fair value of these warrants was calculated using the Black-Scholes Model include (1) 3.48% discount rate, (2) warrant life of 5 years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value and a discount of $487,200 was recorded. Subsequently some of these warrants have been reallocated to Boone’s affiliates.

Inova determined that the warrants issued was not derivative instruments pursuant to SFAS No. 133, Accounting for Derivatives, as amended. Under the provisions of EITF Issue 00-27, Inova discounted the relative fair value of warrants attached to the notes using the Black-Scholes Option Pricing Model to exceed the principal value of the note. The resulting total discount of $487,200 is being amortized over the life of the notes using the effective interest method. The amortized amount for the year ended April 30, 2008 is $111,665. A summary of this convertible note is as follows:

Gross proceeds from note payable	$1,792,000
Less: principal repayment	(358,401)
Less: relative fair value of warrants granted	(487,200)
Add: amortization of discount	120,422
Carrying amount of notes on April 30, 2008	$1,066,821

Inova signed a put option agreement with Boone whereby anytime between June 10, 2010 and June 10, 2012, Boone can require Inova to repurchase from Boone up to 167,279,258 shares of Common Stock for $1,280,000. If at the time the Put is exercised, Boone was required to use the guaranty under the debenture, the repurchase price for the shares would be $1,440,000. The Put Option is not in effect until Boone exercises its warrants. As of April 30, 2008, the warrants had not been exercised.

Inova entered into a registration agreement with Boone requiring that a filing be done for the number of Registrable Securities equal to the lesser of (i) the total number of Registrable Securities and (ii) one-third of the number of issued and outstanding shares of Common Stock that are held by non-affiliates. Registrable securities are (i) all Warrant Shares (ii) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Warrants (iii) all Put Shares; and (iv) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event. The filing is required to be done by March 31, 2008 and approved and effective shortly thereafter. As of the filing date this had not occurred because of previous SEC filings that are being reviewed by the SEC staff. The document calls for a penalty of 2% of purchase price if this date is not met. However, we have received a written waiver for the 10K until the SEC extended due date and until November 10, 2008 for the registration statement.

This loan has the following financial requirements:

1) Maintain availability under IBM $2.5 million line of credit of $250,000 or greater;

2) EBITDA of $1.7 million for 12 month period ending December 31, 2008 and $300,000 for each 3-month period beginning December 31, 2007;

3) No concentration above $2.5 million to any supplier through the IBM facility;

4) No concentration above 20% to any single customer;

5) No single accounts payable more than the greater of $300,000 or 20% of the accounts receivable balance under 60 days. The portion beyond 90 days past due must be less than 10% of the total accounts receivable.

As of April 30, 2008, the 3 month EBITDA and 20% customer concentration were not in compliance. However, the lender did not deem Desert to be in default and provided Desert with written waivers.

Notes Payable to RightTag Original Creditors

There are notes payable to multiple parties in the amount of $104,118. The interest rates are at 7% per annum and they are payable over 2 years from the date of Right Tag acquisition. These notes are unsecured.

Notes Payable to Desert Previous Owners

There are notes payable to the previous owners of Desert Communications in the amount of $2,697,884 as of April 30, 2008, including accrued but unpaid interest. The interest rates are at 7% per annum and they are payable over 2 years from the date of Desert acquisition. These notes are unsecured.

$2,500,000 Line of Credit with IBM Credit LLC

Desert has a $2.5 million line of credit with IBM Credit LLC. This line of credit has an interest rate of prime plus 2% and is secured by the assets of Desert.

$250,000 Note Payable - Agile Opportunity Fund, LLC

In February 2008, Inova borrowed $250,000 under a note payable from Agile Opportunity Fund, LLC. This note has an interest rate of 18% per annum and it matures on August 15, 2009. At any time from the date of the note through the date this note is paid in full, Agile has the right to convert the outstanding principal balance plus accrued but unpaid interest into Inova’s common shares at a conversion price equal to $0.005 per share. This note is secured by all tangible and intangible assets of Inova, in each case whether now owned or hereafter acquired and wherever located, and all proceeds thereof, together with all proceeds, products, replacements and renewals thereof.

25,000,000 warrants were issued to Agile with this note. These warrants expire in February 2013. They have an exercise price of $0.005 per share. The fair value of these warrants was calculated using the Black-Scholes Model include (1) 4.49% discount rate, (2) warrant life of 5 years, (3) expected volatility of 550%, and (4) zero expected dividends. The relative fair value and a discount of $71,428 was recorded.

Inova determined that the conversion feature of the note and the warrants issued were not derivative instruments pursuant to SFAS No. 133, Accounting for Derivatives, as amended. Under the provisions of EITF Issue 98-5 and 00-27, Inova discounted the relative fair value of warrants attached to the notes and calculated the intrinsic value of the beneficial conversion feature using the Black-Scholes Option Pricing Model to exceed the principal value of the note. The resulting total discount of $92,857 is being amortized over the life of the notes using the effective interest method. The amortized amount for the year ended April 30, 2008 is $7,026. A summary of this convertible note is as follows:

Gross proceeds from note payable	$250,000
Less: beneficial conversion feature discount	(21,429)
Less: relative fair value of warrants granted	(71,428)
Add: amortization of discount	7,026
Carrying amount of notes on April 30, 2008	$164,169

At any time, at Inova's sole discretion and upon at least ten business days written notice to Agile, Inova may prepay any or all of the outstanding principal amount of this debenture upon payment to Agile of the repayment amount. The prepayment amount shall equal the accrued but unpaid interest on the outstanding principal amount of this Debenture being repaid plus (i) if the date of such repayment is prior to May 15, 2008, one hundred twenty percent (120%) of the outstanding principal amount of this Debenture being repaid, (ii) if the Repayment Date is on or after May 15, 2008 but prior to August 15, 2008. one hundred thirty percent (130%) of the outstanding principal amount of this Debenture being repaid or (iii) if the Repayment Date is on or after August 15, 2008. one hundred forty percent (140%) of the outstanding principal amount of this Debenture being repaid.

Commencing on February 15, 2010, Agile shall have the right, at its sole option and demand, immediately upon notice to Inova to sell all or any portion of the Warrants, and/or the shares underlying thereunder to the extent the Warrants have been previously exercised, back to the Company for a total consideration equal to one hundred thousand dollars if all such Warrants or underlying shares were "put" to Inova.

Inova agreed to file a registration statement covering 120% of the shares of Common Stock issuable upon conversion of the Debenture and exercise of all Warrants, no later than twenty five (25) trading days after Inova begins trading on the OTCBB or other listed exchange, and use its best effort s to have the Registration Statement declared effective within one hundred-twenty (120) days after such date. However, if the initial registration statement does not register the full amount of shares of Common Stock issuable upon conversion of the Debenture and exercise of all Warrants. Inova shall file an additional registration statement covering the shortfall of such shares into which the then outstanding principal plus accrued interest would convert into within fifteen (15) business days following a request by Investor. Inova shall keep the registration statement active so long as Agile owns the Debenture, the Warrants or any underlying shares issuable upon conversion or exercise thereof. In the event that Inova is in breach of any provision of this agreement, in addition to any other remedies available to the Investor, Inova shall pay to the Investor an amount equal to one (1%) percent of the outstanding principal amount of the Debenture for each month that the Company is in breach of this agreement. Inova analyzed the registration right arrangement under EITF 00-19-2 and concluded that there was no contingent liability to be recorded on the date of this note.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

There is a month to month office lease for $3,238 per month for Desert, which expires in August 2008. The other entities operate out of small facilities that do not have rental agreements.

Rent expense was $22,177 and $15,973 for fiscal 2008 and 2007, respectively. No real estate is owned by the Inova companies.

Litigation

The Kim’s litigation

Two former officers and directors of Inova, Tae Ho Kim and Sang Ho Kim, filed suit against Inova and its Canadian subsidiary in March 2006 in the Ontario Superior Court of Justice. The Kims claimed in their lawsuit that Inova breached an alleged employment agreement with them, as well as the separation agreement that Inova and the Kims entered into upon the termination of the Kims employment with Inova. In May 2007, the Kims were awarded $215,691, which has been accrued by Inova in accounts payable as of April 30, 2008. The company is planning to appeal.

The Top Layer Networks litigation

In January 2006, Top Layer Networks, Inc., a provider of hardware to Inova’s Canadian hardware sales business, sued Inova (then named Edgetech Services Inc.) in United States District Court in Massachusetts. Top Layer alleges that Inova purchased hardware over the course of several years and has failed to pay for it. Top Layer’s complaint requests damages in the amount of approximately $154,000 which has been accrued by Inova in accounts payable as of April 30, 2008.

The Roy litigation

In February 2006, Mr. Charles Roy sued Inova in the Superior Court of the State of California in the County of Los Angeles. The lawsuit alleged that Inova breached a consulting agreement by not paying Roy the amounts contained in the agreement and sought monetary damages of $90,000.  At approximately the same time as Mr. Xavier Roy resigned as CEO, Inova discovered that Xavier Roy had executed the agreement. The agreement required Inova to pay Mr. Charles Roy $4,500 per month for 24 months. The agreement also states that Inova must pay a minimum of $108,000 in the event that Mr. Charles Roy is terminated.  Inova claimed that the agreement was procured by fraud and in breach of Xavier Roy’s fiduciary duty to Inova, and that as a result, Mr. Roy did not have authority to enter into the agreement.  The case was tried in April 2007, and the jury found that Inova breached the agreement with Charles Roy. The jury awarded a judgment of $127,500 against Inova, which has been accrued by Inova in accounts payable as of April 30, 2008. There is a settlement being contemplated.

NOTE 10 - CAPITAL LEASES

The Company is under an obligation for vehicles:

The lease calls for monthly payments of $493 including 4.7% interest. The capitalized cost of the vehicle is $33,638. The amount payable at April 30, 2008 and 2007 was $16,342 and $22,376, respectively and is in accounts payable on the balance sheet. The lease term commenced 2004 to December 2010.

Future minimum lease payments due on the above lease is:

2009	$5,904
2010	5,904

NOTE 11 - PROFIT SHARING PLAN

Effective January 1999, Desert adopted a profit sharing plan which covers most full-time employees with one year of service. The plan allows for discretionary annual contributions to be made. During the year ended April 2008 $100,000 was contributed by Desert.

NOTE 12 - INCOME TAX

	(US Entities)
	Consolidated	EdgeTech Canada
Net Operating Losses:
Loss (income) for fiscal 2007	647,166	(168,855)
NOL as of April 30, 2007	647,166	407,072
Loss (income) for fiscal 2008	1,002,842	(28,284)
Add: Non-deductible Expenses
- Meals & Entertainment (50%)	1,504
- Stock Based Compensation	—
NOL as of April 30, 2008	1,653,016	378,788

Deferred Tax Assets:
Deferred Tax Assets (35% of NOL)	578,556	132,575.80
Valuation Allowance	(578,556)	(132,575.80)
Net Deferred Tax Assets	—	—

No income taxes payable in 2008 or in 2007, as a result of the operating losses recorded during those years. Based on a number of factors, including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets, and, accordingly, has not booked an income tax benefit as of April 30, 2008 and 2007. All losses incurred can be carried forward for seven years for Canadian income tax purposes and twenty years for United States income tax purposes.

NOTE 13 - CAPITAL TRANSACTIONS

As of April 30, 2007 and during fiscal 2008, Inova issued more common shares to its related parties than the number of shares previously authorized. These shares were issued to convert the outstanding preferred stock and to pay down its outstanding debts. Due to the fact that the authorized shares were not increased until July 2008, all common share issuance in excess of its 600,000,000 authorized shares were considered as invalid until July 2008. It was concluded by management that all shares issued in excess of the previously authorized shares considered not to be issued until July 28, 2008.. See note 18 for details on prior year invalid issues.

During fiscal 2007:

-
Inova issued 25 million shares of convertible preferred stock for the purchase of Data Management and received back the same 25 million shares of convertible preferred stock for the sale of Web’s Biggest.

-	137,500 common shares that were purchased by Inova in fiscal 2006 for $4,715 in a treasury stock transaction were returned to the original investor for return of the $4,715.

-	21,264,758 common shares were issued to related parties as partial payments of their notes payable. The value of the shares was $92,235 resulting in a reduction of the notes payable by that amount.

-
Inova issued 633,833,500 common shares for the conversion of 25 million preferred shares. The conversion was in accordance with the original terms of the preferred stock agreement. 125,524,208 common shares were reversed as Inova did not have enough authorized common shares leaving 508,309,292 validly issued shares.

During fiscal 2008, following transactions were authorized by the board of directors but the shares agreed to be issued were not considered issued until July 2008 when authorized shares were increased (see note 19 for details):

-	During the year ended April 30, 2008, 45,422,573 common shares approved to be issued to a related party as partial payment of a note payable and account payable with carrying values totaling $195,738.

-
In December 2007, Southbase LLC (a company related to the CEO, Mr. Adam Radly), agreed to convert $600,000 of cash loaned to Inova plus the interest accrued on the loan into 185,964,912 common shares of Inova. The following conversion of the loan amount (principal and interest) was calculated: $400,000 to be converted into 133,333,333 common shares at the stated rate of $0.003 per share and $200,000 was to be converted into 52,631,579 common shares at the stated rate of $0.026 per share.

NOTE 14 - WARRANTS

During the year ended April 30, 2007, Inova granted 21,000,000 warrants at the exercise prices of $0.0033 per share to a related party related to $400,000 borrowed under a term loan. These warrants vest immediately and have a life of three years. These warrants have a fair value of $63,000 and a relative fair value of $54,428.

Variables used in the Black-Scholes option-pricing model include (1) 4.45% risk-free interest rate, (2) warrant life is the contractual life of these warrants, (3) expected volatility 550%, and (4) zero expected dividends.

During the year ended April 30, 2008, Inova granted 192,279,258 warrants at exercise prices ranging from $0.001 to $0.005 per share to lenders related to $2,042,000 borrowed. These warrants vest immediately and have a life of five years. These warrants have a fair value of $769,116 and a relative fair value of $558,629.

Variables used in the Black-Scholes option-pricing model include (1) 3.48% risk-free interest rate, (2) warrant life is the contractual life of these warrants, (3) expected volatility 550%, and (4) zero expected dividends.

Summary information regarding options and warrants is as follows:

		Weighted
		average
	Warrants	Share Price
Year ended April 30, 2007:
Granted	21,000,000	$0.003
Outstanding at
April 30, 2007	21,000,000	0.003
Year ended April 30, 2008:
Granted	192,279,258	0.001
Outstanding at
April 30, 2008	213,279,258	$0.001

Warrants outstanding and exercisable as of April 30, 2007:

	- Outstanding -		Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	life	of Shares
$0.003	21,000,000	3 years	21,000,000
	21,000,000		21,000,000

Warrants outstanding and exercisable as of April 30, 2008:

	- Outstanding -		Exercisable
	Number	Remaining	Number
Exercise Price	of Shares	life	of Shares
$0.003	21,000,000	2 years	21,000,000
$0.001 - 0.026	192,279,258	1 year	245,773
	213,279,258		21,245,773

NOTE 15 - MAJOR CUSTOMERS AND MAJOR VENDORS

During fiscal 2007, Inova made sales of $719,331 to a single customer which were in excess of 10% of total revenues for 2007.

During fiscal 2008, revenues generated from top three customers were approximately 40% of total revenues.

There were no major vendors during fiscal 2007.

During fiscal 2008, purchases from the four largest vendors represent approximately 45% of total purchases.

NOTE 16 - SEGMENT INFORMATION

Inova has three reportable segments, one providing IT solutions and services, one providing RFID products and one providing hardware and cabling.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. The following is the summary of operations by segment:

	Edgetech	Right Tag	DCI	Total

Sales	383,705	158,216	4,900,481	5,442,402

Operating income	(562,218)	(51,542)	(104,603)	(718,363)

Interest/other	(60,400)	(16,113)	(36,876)	(113,389)

Assets	3,968,086	461,373	6,054,897	10,434,356

NOTE 17 - DISCONTINUED OPERATIONS

As discussed in Note 1, Web’s Biggest, Inc was sold and accounted for as discontinued operations. The following is a summary of the operating income from discontinued operations for fiscal 2007:

Revenues	$620,049
Cost of revenues	(288,164)
Operating expenses	(247,213)
Operating income	84,672
Interest income	216
Net income from discontinued operations	$84,888

NOTE 18 - RESTATEMENTS

During the year ended April 30, 2008, Inova restated its prior year financial statements for the following transactions:

1. Inova’s acquisition of Web’s Biggest:

During 2008, Inova determined that the original accounting for the merger with Web’s Biggest in 2005 was incorrect. Both companies were operating companies and the intent of the combined entity was to continue on with both operations. Inova should have accounted for the transaction as a reverse acquisition whereby Web’s Biggest purchased Inova and fair value and purchase accounting would apply. The purchase price was $2,464,908 (70,425,950 shares issued at their market value of $0.035 per share on June 1, 2005) and the fair value of the net liabilities assumed was $508,037, resulting in goodwill and intangible assets totaling $2,972,945. Inova recorded goodwill of $2,612,304 and intangible asset of $360,641 through additional paid in capital. Inova also recorded $230,410 amortization of intangible asset through reduction of retained earnings. An impairment analysis at April 30, 2008 has been undertaken and a reduction to goodwill of $324,310 has been booked.

2. Unrecorded management fees:

During 2008, Inova identified that there were management fees of $15,000 per month for prior periods which were not recognized but which are now being realized as an increase in expense and in paid in capital. This totaled $180,000, which increases net loss for fiscal 2007.

3. Common shares issued in excess of the authorized shares:

As described in Note 13, at April 30, 2007, Inova issued more common shares to its related parties than the number of shares previously authorized. For the year ended April 30, 2007, there were 125,524,208 common shares issued by Inova to its related parties to convert the outstanding preferred shares. An adjustment was made to reduce common stock par value by $125,524, increase the preferred stock par value by $4,951 and increase the additional paid in capital of $120,573.

NOTE 19 - SUBSEQUENT EVENTS

On May 7, 2008, Desert entered into a new month to month office lease, effective September 2008. Rent is payable at $6,300 per month including tax.

In July 2008, Inova borrowed $500,000 from Ascendiant. The note has warrants of 48,978,294 for Ascendiant at an exercise price of $100 total. These warrants have a put option of $250,000. There are also related warrants for Agile of 3,918,264 at an exercise price of $100 total. The interest term of the note is the higher of prime + 3% or 15%, with 6 principal payments of $83,333 starting in July, 2009.

The Boone note in 2007 was $1,792,000 with the option to increase to $2,016,000. A guarantee of $224,000, which had been arranged as possible at the time of the original financing was put into place. This increases the Boone note payable to it’s maximum amount, $2,016,000. The terms of this are the same as the original Boone borrowing since this is part of the same note.

In July 2008, number of authorized shares was increased to 3,000,000,000 shares. 356,911,705 shares previously agreed to be issued to the related parties were issued for conversion of their notes payable. These shares were valued at $1,156,937 and additional interest expense of $234,886 was recorded by Inova for the excess fair value.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no disagreements with our accountant on accounting and financial disclosure.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.  As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our Chief Financial Officer has concluded that the Company’s disclosure controls and procedures are not effective because of the identification of a material weakness in our internal control over financial reporting which is identified below, which we view as an integral part of our disclosure controls and procedures.

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 10-KSB that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Due to the small size of the company and the amount of time required to set up proper controls we have not yet reviewed/approved all control activities, such as policies and procedures, so this is considered a weakness at this time.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Item 8B. Other Information.

On December 21, 2007, Inova acquired Texas-based Desert Communications (“Desert”) for $5.9 million ($3.3 million paid in cash and $2.6 million to be paid under notes payable).

Desert provides IT services to a customer base that primarily consists of Texas based school districts, local government entities and corporations. Services provided by Desert include IT network and communications services, network design, implementation and maintenance.

Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided part of a $2.5 million line of credit and Boone Opportunity Lenders provided a $1.8 million debenture. Inova signed a $2.3 million promissory note payable to the previous owners of Desert.

The fair values of the assets acquired and the liabilities assumed at December 21, 2007 are as follows:

Cash	$2,222,632
Accounts receivable	2,406,695
Inventory	293,283
Prepaid expense	6,654
Fixed assets	167,139
Goodwill	3,414,445
Intangible assets	860,555
Accounts Payable and accrued liabilities	(3,434,077)

Total	$5,937,326

The following shows the unaudited pro forma results of operations as though the purchases of Right Tag and Desert had been completed on May 1, 2006:

	2008	2007
Sales	$17,633,590	$14,944,551
Cost of sales	(12,008,040)	(10,332,197)
G&A	(3,684,974)	(3,058,364)
Interest income (expense)	(550,626)	295,038
Income from continuing operations	1,389,950	1,849,028
Loss on sale of Web’s Biggest	—	(1,226,061)
Income from discontinuing operations	—	170,053
Net income	$1,389,950	$793,020

Restatements

There were management fees of $15,000 per month for prior periods which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $180,000, which is a reduction of retained earnings and increase to equity.

Also, the company determined hat the original accounting for the merger with Web’s Biggest in 2005 was incorrect. Both companies were operating companies and the intent of the combined entity was to continue on with both operations. Inova should have accounted for the transaction as a reverse acquisition whereby Web’s Biggest purchased Inova and fair value and purchase accounting would apply.

PART III.

Item 9.  Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act.

Our directors and executive officers as of the date of this Report are as follows:

Name	Age	Position
Adam Radly	39	Chief Executive Officer, President, Treasurer
Paul Aunger	49	Secretary, Director
Jeffrey Mandelbaum	44	Director
Bob Bates	40	Chief Financial Officer

Adam Radly, President, Chief Executive Officer, Chairman and Treasurer
Mr. Radly became Chief Executive Officer of Inova after the merger with Web’s Biggest.

Mr. Radly was the founder and CEO of Isis Communications. While he was CEO of Isis, the company’s revenue increased from zero to $22 million, and Mr. Radly helped the company complete an IPO raising approximately $40 million. During his tenure, Isis completed eight acquisitions, and raised an additional $30 million from U.S. institutional investors in a secondary offering. Isis later merged with AAV Ltd. Mr. Radly is also the founder of XSIQ (International) Pty Ltd., a leading provider of K-12 education software and SponsorAnything.com, a leading sponsorship website.

Paul Aunger, Secretary
Mr. Aunger became a director and the Company’s Secretary on November 22, 2005. He is managing partner of Advisors, LLC.

Jeffrey Mandelbaum, Director

Jeff was with Sybase, Inc. (NYSE: SY) from 1986-1996. As a member of the initial management team, he held a variety of positions in sales and executive management. In his most recent position at Sybase as CEO and President of Sybase Financial Services, Inc., he was responsible for worldwide customer and partner financing. Under Jeff’s leadership, Sybase Financial Services, Inc. closed over $900,000,000 in financing transactions between 1990 and 1996. Jeff has provided advisory services focused on strategy, sales and marketing, business development, and corporate finance services for leading private equity investors and their portfolio companies including Warburg Pincus, Kleiner Perkins Caufield & Byers, Sigma Partners, Jefferson Partners, Baker Capital, and Draper Atlantic.

Bob Bates, Chief Financial Officer

Bob is a CPA with almost 20 years experience as a Controller and CFO for various public and private entities in several countries. He was with Allied Capital (NYSE) as Controller and has worked with other Billion dollar plus companies. He also spent time with KPMG.

Director Independence

The Board of Directors has determined that Mr. Mandelbaum is an independent director under applicable SEC rules. The full Board of Directors fulfills the role of the Audit Committee. We do not have an Audit Committee financial expert. The Board believes that due to the Company’s small size, an audit committee is unnecessary and would impose high costs in comparison to the potential benefits.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC”) initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish our Company with copies of all Section 16(a) forms they file.

Based on our review of the Section 16(a) forms filed with the SEC, no director, officer, or 10% beneficial owner of our securities failed to timely file any report required under Section 16(a). To our knowledge, none of the above persons failed to report a reportable transaction.

We do not have a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  We have not adopted such a code of ethics because we have determined that such a code would be an unnecessary and bureaucratic practice given the small size of the Company's management.

Item 10. Executive Compensation.

The following describes the cash and stock compensation paid to our directors and officers during the two past fiscal years. Our fiscal year ends on April 30. As a result, our most recent fiscal year ended April 30, 2008, and is referred to below as 2008. The previous fiscal year ended April 30, 2007 and is referred to as 2007 below.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Management fee ($)	Stock Awards ($)	Total ($)
Adam Radly, Chairman and CEO	2008	120,000	-0-	-0-
Adam Radly, Chairman and CEO	2007	120,000	-0-	-0-
Paul Aunger, Secretary and Director	2008	60,000	-0-	0
Paul Aunger, Secretary and Director	2007	60,000	-0-	-0-

The above compensation, although accrued by Inova, has not been paid to our officers. Our officers have agreed to allow this compensation to accrue for the time being until the Company’s cash flow improves; however, they may revoke this arrangement at any time.

Other related party information:
The Company pays professional fees of $5,000 a month to Advisors LLC, a company controlled by Paul Aunger, a director of the company. The Company also pays $10,000 a month in consulting fees to Southbase LLC, a company controlled by our CEO, Adam Radly.

Our executive officers do not have written employment agreements with the Company.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table describes the equity compensation available to our management.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	-0-	450,000,000	(1)
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	450,000,000	(1)

(1)
Includes 2,000,000 non-restricted Class B preferred shares authorized to be issued for each acquisition with more than $40 million in sales or $10 million in EBITDA and 2,000,000 non-restricted Class B preferred shares authorized to be issued for each acquisition with less than $40 million in sales. Each Class B preferred share is convertible into common stock at the rate of 1 to 100.

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of July 31, 2008 by each person known by us to beneficially own 5% or more of our outstanding common stock; each of our directors; each of the Named Executive Officers; and all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of July 31, 2008 are deemed outstanding.

Percentage of beneficial ownership is based upon 956,911,693 shares of common stock outstanding at July 31, 2008. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class
Adam Radly - CEO and related entities	568,938,076 Common Stock, $0.001 Par Value	59.5%

Paul Aunger-Secretary and related entities	333,662,530	34.9%

(1)	The address for these owners is 233 Wilshire Blvd, Suite 300 Santa Monica, CA 90401
(2)	There are approximately 28 shareholders of record, 1 of which is a holder for several hundred individuals

Item 12. Certain Relationships and Related Transactions.

Our Chairman and CEO, Adam Radly, has loaned the Company money several times during the past fiscal year. The amount outstanding under these loans is $142,532. Interest is accruing at the rate of 7% per year.

In December 2007, Southbase LLC agreed to convert $600,000 of cash loaned to the Company plus the interest accrued on the loan into 185,964,912 common shares of the Company. However, as discussed above, this transaction was not accounted for until July, 2008, when the authorized shares were increased.

The Company has an invoice factoring arrangement with Advisors LLC, an entity related to Paul Aunger, our Secretary and a director. The amount of the invoices factored was $348,525 during this fiscal year.

Item 13. Exhibits

(A)
Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of the Chief Executive Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.
32.2	Certification of the Chief Financial Officer required by Rule 13a - 14(b) or Rule 15d - 14(b) and 18 U.S.C. 1350.

Item 14. Principal Accountant Fees and Services.

AUDIT FEES

We estimate fees of $68,000 for this year's audit of our financial statements.  Last year, we were billed $40,000 for our year-end audit.

AUDIT-RELATED FEES

We paid aggregate fees of $46,000 for assurance and related services by the current principal accountant that are related to the performance of the review of our financial statements.  For Fiscal Year 2007, these fees were $10,000.

TAX FEES

We were billed aggregate fees of $2,000 for tax compliance, tax advice, and tax planning by our former principal accountant for this fiscal year. Last fiscal year, these fees were $2,000.

ALL OTHER FEES

This year, we were billed $0 for products and services provided by our principal accountant not otherwise disclosed above, Last year, we were billed $0 for these products and services.

None of the above fees were subject to audit committee pre-approval requirements.

SIGNATURES
INOVA TECHNOLOGY INC.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature		Name and Title	Date

/s/	Adam Radly	Adam Radly
		Chairman and CEO	August 13, 2008

/s/	Bob Bates	Bob Bates
		CFO	August 13, 2008

/s/	Paul Aunger	Paul Aunger
		Secretary and Director	August 13, 2008

/s/	Jeff Mandelbaum	Jeff Mandelbaum
		Director	August 13, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended July 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
For the transition period from ______________ to _____________

	Commission file number	000-27397

INOVA TECHNOLOGY INC.

(Exact name of small business issuer in its charter)

Nevada	98-0204280
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

233 Wilshire Blvd, Suite 400,
Santa Monica, CA, 90401

(Address of principal executive offices)

89146	(310) 857-6666
(Postal Code)	(Issuer's telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the number of shares of outstanding of each of the issuer’s classes of common equity, as of September 15, 2008: 964,870,775

Transitional Small Business Disclosure Format (Check one):	Yes ☐	No ☒

Inova Technology, Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)

	July 31,	April 30,
	2008	2008
ASSETS

Current assets
Cash	$256,805	$12,167
Accounts receivables, net	-	769,918
Contract receivables, net	3,067,870	2,233,252
Inventory	103,658	101,679
Cost in excess of billing	180,958	198,655
Prepaid and other current assets	580,771	234,645

Total current assets	4,190,062	3,550,316

Fixed assets, net	186,268	183,926
Intangible assets, net	737,224	845,332
Goodwill	5,904,782	5,904,782

Total assets	$11,018,336	$10,484,356

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities
Accounts payable	$2,382,941	$1,746,889
Accrued liabilities	146,233	270,061
Deferred income	520,475	403,792
Note payable - related parties	227,237	1,200,855
Note payable, net	1,205,722	2,648,678

Total current liabilities	4,482,608	6,270,275

Long term debt - net of current maturities	3,181,738	2,812,133

Total liabilities	7,664,346	9,082,408

Stockholders' equity
Convertible preferred stock, $0.001 par value; 25,000,000	-	4,951
shares authorized; 0 and 4,951,000 issued and outstanding
Common stock, $0.001 par value; 3,000,000,000 shares	964,871	600,000
authorized; 964,870,775 shares and 600,000,000
shares issued and outstanding, respectively
Additional paid-in capital	4,064,963	2,774,658
Accumulated deficit	(1,675,844)	(1,977,661)

Total stockholders' equity	3,353,990	1,401,948

Total liabilities and stockholders' equity	$11,018,336	$10,484,356

2

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Income
For the three months ended July 31, 2008 and July 31, 2007 (unaudited)

	07/31/08	07/31/07 Restated

Revenues	$5,892,315	$385,112

Cost of revenues	(4,040,229)	(145,263)
Operating expenses	(1,287,347)	(140,197)

Operating income	564,739	99,652

Interest expense	(262,923)	(31,695)

Net income	$301,816	$67,957

Basic and diluted income per share	$0.00	$0.00

Weighted average common shares	964,870,775	600,000,000

3

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the three months ended July 31, 2008 and 2007 (unaudited)

	July 31, 2008	July 31, 2007	Restated

CASH FLOWS OPERATING ACTIVITIES
Net income	$301,816	$67,957

Adjustments to reconcile net income to cash provided by
operating activities:
Amortization expense	277,875	2,225
Depreciation expense	9,214	-
Accrued management fees	30,000	-
Interest expense from conversion of debt to equity	126,340	-
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	649,024	40,878
Increase (decrease) in accounts receivable	(64,700)	31,190
Increase (decrease) in deferred income	116,683	-
Increase (decrease) in inventory	15,718	540
Increase (decrease) in prepaid/other assets	(346,126)	10,784

Net cash provided by operating activities	1,115,844	153,574

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(11,556)	(2,215)

Net cash used in investing activities	(11,556)	(2,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	671,125	110,000
Repayment of loans	(1,493,075)	(237,508)
Repayment of loans - related parties	(37,700)	-

Net cash used in financing activities	(859,650)	(127,508)

NET CHANGE IN CASH	244,638	23,851
CASH AT BEGINNING OF PERIOD	12,167	22,847

CASH AT END OF PERIOD	$256,805	$46,698

SUPPLEMENTAL INFORMATION:
Interest paid	$42,209	$15,127
Income taxes paid	-	-

NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount on note payable - BCF	$280,942	$54,427
Discount on note payable - Warrants	166,183	54,428
Common stock issued for debt	1,087,247	-
Preferred stock converted to common stock	120,573	-
Net liabilities assumed under the Right Tag acquisition	-	111,572

4

INOVA TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 –BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Inova have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Inova’s latest Annual Report filed with the SEC on Form 10-KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the consolidated financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB have been omitted.

NOTE 2 – RELATED PARTY TRANSACTIONS

Loans payable from related parties consists of advances from existing shareholders. These notes are unsecured, bear interest at 7% to 8%, and are repayable in two to three years. Amount due to Southbase is $137,192 and due to Advisors, LLC is $90,045.

During the three months ended July 31, 2008, 7,959,084 shares of common stock were issued to Advisors, LLC as partial payment of a note payable and accounts payable.

NOTE 3 –NOTES PAYABLE

Note Payable - Ascendiant:

In July 2008, a note payable of $500,000 was issued for 1.5 years by Ascendiant. It is secured by all assets of Desert and $300,000 escrow for a potential acquisition.

This loan has the following financial requirements:

1) Maintain availability under IBM $2.5 million line of credit of $250,000 or greater;

2) EBITDA of $1.7 million for 12 month period ending December 31, 2008 and $300,000 for each 3-month period beginning December 31, 2007;

3) No concentration above $2.5 million to any supplier through the IBM facility;

4) No concentration above 20% to any single customer;

5) No single accounts payable more than the greater of $300,000 or 20% of the accounts receivable balance under 60 days. The portion beyond 90 days past due must be less than 10% of the total accounts receivable.

As of July 31, 2008, the minimum time to measure had not elapsed, therefore, no determination of compliance was made as of that date.

52,896,558 warrants were issued to Ascendiant with this note. The warrants expire in July 2013. They have an aggregated exercise price of $200. The fair value of these warrants was calculated using the Black-Scholes Model using these assumptions (1) 3% discount rate, (2) warrant life of 5 years, (3) expected volatility of 365%, and (4) zero expected dividends. The warrants relative fair value created a discount of $166,183.

5

Inova signed a put option agreement with Ascendiant whereby anytime between January 1, 2010 and July 1, 2013, Ascendiant can require Inova to repurchase from Ascendiant up to 48,978,294 shares of Common Stock for $250,000. The Put is not in effect until Ascendiant exercises their warrants. As of July 31, 2008, the warrants had not been exercised.

Inova analyzed the notes and warrants for derivative accounting consideration under SFAS 133 and EITF 00-19. Inova determined that derivative accounting is not applicable. Inova then analyzed the conversion option under EITF 98-5 and EITF 0-27 and determined there was a beneficial conversion feature resulting in a discount to the note of $280,942.

Inova entered into a registration agreement with Ascendiant requiring that a filing be done for the number of Registrable Securities equal to the lesser of (i) the total number of Registrable Securities and (ii) one-third of the number of issued and outstanding shares of Common Stock that are held by non-affiliates. Regristrable securities are (i) all Warrant Shares (ii) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Warrants (iii) all Put Shares (iv) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event. Inova shall pay to Bonne an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.00% of the aggregate purchase price paid by Ascendiant pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by Ascendiant. The parties agree that Inova shall not be liable for liquidated damages under this Agreement with respect to any Warrants or Warrant Shares. Inova analyzed the registration right arrangement under the guidance of FSP EITF 00-19-b and determined that the contingent obligation to make future payments under the registration payment arrangement is not probable and can not be reasonably estimated at inception because currently Ascendiant has not yet exercised the outstanding warrants and the registration right arrangement would not be effective until the warrants are exercised and become Common Shares.

All discounts will be amortized over the life of the notes using the effective interest method. A summary of the activity on this note for the three month ended July 31, 2008 is as follows:

Gross proceeds from the note	$500,000
Less: Discount related to the origination fees imposed by the lender	(52,875)
Less: relative fair value of warrants granted	(166,183)
Less: beneficial conversion feature discount	(280,942)
Add: amortization of discount	3,954

Carrying amount of the note as of July 31, 2008	$3,954

Other debt transactions during the three months ended July 31, 2008:

The original Boone Note was $1,792,000 with the option to increase to $2,016,000. Inova borrowed additional $224,000 from Boone during the quarter ended July 31, 2008. The terms of this additional borrowing are the same as the original Boone borrowing.

During the quarter ended July 31, 2008, Inova made the following cash repayments on its outstanding notes payable:

Notes payable to Desert previous owners	$265,389
Boone Note	518,597
IBM line of credit	482,531

Total cash paid	$1,266,517

6

During the three months ended July 31, 2008, Inova recognized $165,813 amortization expense on the loan discounts originated from its financing arrangement with Boone and Agile.

NOTE 4 –COMMON STOCK

During fiscal 2007 and 2008, Inova issued more common shares to its related parties than the number of shares previously authorized. These shares were authorized by the board to be issued to the related parties of the Company for the conversion of preferred stock and certain outstanding debts. In July 2008, number of authorized shares was increased to 3,000,000,000 shares. 356,911,705 shares previously agreed to be issued to the related parties were issued. These shares were valued at $1,156,937 and additional interest expense of $234,886 was recorded by Inova for the excess fair value.

During the first quarter of 2009, 7,959,084 common shares were issued to a related party as partial payment of a note payable and account payable with carrying values totaling $46,163.

NOTE 5 –SEGMENT INFORMATION

Inova has three reportable segments, one providing IT solutions and services, one providing hardware and cabling and one which manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.

	EdgeTech	RightTag	DCI	Total
Sales	$87,318	$16,598	$5,788,399	$5,892,315
Cost of sales	53,886	7,629	3,979,077	4,040,592
Operating income (expense)	(250,670)	(11,720)	827,130	564,740
Interest expense	23,522	-	239,401	262,923

NOTE 6 – SUBSEQUENT EVENT

On September 2, 2008, Inova purchased 40% of the outstanding stock of Innophone for $40,000. Inova also has the right to buy an additional 400,000,000 shares at a future date. Innophone is an internet protocol company that owns IP addresses.

7

Item 2. Management Discussion and Analysis of Financial Condition and Result of Operations.

The information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operation contains “forward looking statements.” Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report. Although our management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report. The following discussion should be read in conjunction with the unaudited Consolidated Financial Statements and related Notes included in Item 1.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JULY 31, 2008

Net revenues increased from $385,112 in the three-month period ending July 31, 2007 to $5,892,315 for the three-month period ending July 31, 2008. This is due to the revenues from the newly-acquired Desert Communications.

Operating expenses increased from $140,197 for the three months ending July 31, 2007 to $1,287,347 for the same period in 2008. This was mainly due to the expenses from the newly-acquired Desert Communications.

Net income from continuing operations decreased from $67,957 for the three months ending July 31, 2007 to $301,817 for the same period in 2008. This is due to the profit from the newly-acquired Desert Communications.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations for the three month period ended July 31, 2008 was $1,115,844, as compared to cash provided by operations of $153,574 for the three months ended July 31, 2007. The change is primarily due to the acquisition of Desert. Cash used in investing activities for the three month period ended July 31, 2008 was $11,556, as compared to $2,215 for the three months ended July 31, 2007. The change was due to fixed asset purchases. Cash used for financing activities for the three month period ended July 31, 2008 was $859,650, as compared to $127,508 for the three months ended July 31, 2007. The change was due to significant loan repayments.

Our operating activities for the three months ended July 31, 2008, have generated adequate cash to meet our operating needs. As of July 31, 2008, we had cash and cash equivalents totaling $256,805, and accounts receivable of $3,067,870.

Management believes that existing cash, cash equivalents, together with any cash generated from operations will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.

8

Item 4. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of the end of the period covered by this report and concluded that our disclosure controls and procedures were not effective to ensure that all material information required to be disclosed in this Quarterly Report on Form 10-Q has been made known to them in a timely fashion.  We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Executive Office, Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b)  Changes in internal controls

There have been no significant changes in our internal controls over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9

PART II

Item 1. Legal Proceedings.

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

(A) Exhibits

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
31.2	Certification of the Chief Financial Officer required by Rule 13a - 14(a) or Rule 15d - 14(a).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2008	By:	/s/ Adam Radly
Adam Radly
Chief Executive Officer

Dated: September 15, 2008	By:	/s/ Bob Bates
Bob Bates
Chief Financial Officer,

10